





2010

Huntsman Corporation: **Delivering Value**

2010 Annual Report



HUNTSMAN

Enriching lives through innovation

HUNTSMAN

Enriching lives through innovation

Huntsman operates in 5 distinct business segments which serve a variety of end markets and essential industries. We believe our business will grow at rates in excess of GDP growth. Over the past few years we have exited our chemical commodities businesses and expanded our international footprint. Supported by our strong balance sheet, we're technologically and geographically poised to deliver value.



POLYURETHANES

The Polyurethanes division serves over 3,500 customers in over 90 countries. We have world scale MDI production facilities in the U.S., the Netherlands and China and 14 highly capable downstream formulation facilities, which are located close to our customers, worldwide.



PERFORMANCE PRODUCTS

Huntsman Performance Products manufactures and markets more than 2,000 products primarily based on amines, surfactants, carbonates and maleic anhydride for a growing number of niche industrial end-uses. We operate multiple manufacturing facilities worldwide and license a range of chemical manufacturing technologies globally.



ADVANCED MATERIALS

Our Advanced Materials division is a leading global chemical solutions provider with a long heritage of pioneering technologically advanced epoxy, acrylic and polyurethane-based polymer products. Our capabilities in high-performance adhesives, sealants and composites serve over 3,000 customers in 80 countries with innovative, tailor-made solutions and more than 1,500 products which address global engineering challenges.



TEXTILE EFFECTS

Huntsman Textile Effects is the leading global market share provider of high quality dyes and chemicals to the textile and related industries. Research, innovation and sustainability are at the heart of what we do. We use cutting edge technology to develop innovative solutions to meet the needs of our customers and support a more sustainable environment.



PIGMENTS

We are a global leader in the manufacture and marketing of titanium dioxide—a white pigment used to impart whiteness, brightness and opacity to products such as paints, plastics, paper, printing, inks, fibers and ceramics.

FINANCIAL HIGHLIGHTS

In millions	Year Ended December 31, 2010	2009	2008
Revenues	$9,250	$7,665	$10,056
Gross profit	$1,461	$1,078	$ 1,280
Interest expense, net	$ 229	$ 238	$ 262
Net income[1]	$ 32	$ 112	$ 610
Adjusted net income (loss)[2]	$ 200	$ (303)	$ (29)
Adjusted EBITDA[2]	$ 872	$ 529	$ 668
Capital expenditures[3]	$ 202	$ 189	$ 418

	December 31, 2010	2009	2008
Total assets	$8,714	$8,626	$ 8,058
Net debt[4]	$3,173	$2,716	$ 3,666

Revenues by Division


38% Polyurethanes
28% Performance Products
13% Advanced Materials
13% Pigments
8% Textile Effects

Adjusted EBITDA by Division[2]


35% Performance Products
30% Polyurethanes
20% Pigments
13% Advanced Materials
2% Textile Effects

Revenues
(dollars in billions)


$10.1
$7.7
$9.3
2008
2009
2010

Adjusted EBITDA[2]
(dollars in millions)


$668
$529
$872
2008
2009
2010

(1) Net income includes $3 million expense, $526 million income and $575 million income for 2010, 2009 and 2008, respectively, associated with the terminated merger and related litigation.
(2) For a reconciliation see pages 8-9.
(3) Net of reimbursements of $34 million in 2010.
(4) Net debt calculated as Total debt excluding affiliates less cash. On January 1, 2010, as a result of changes in accounting guidelines, our off-balance sheet accounts receivable securitization programs are now reported on the balance sheet as secured debt. December 31, 2009 and 2008 figures are presented on a pro-forma basis to reflect this change.

STOCKHOLDER MESSAGE



2010 was a tremendous year for Huntsman Corporation, highlighted by a meaningful improvement in our earnings. In summary, revenues grew, margins expanded and our adjusted net income improved by over $500 million.

As the global economy has improved, so has demand for many of our products. During the last six months of 2010, our sales volumes returned to pre-recession levels, as our company recovered from one of the worst economic recessions in generations. While our volume has recovered, our sales profile is noticeably different. Investments we have made over the past 5 years to build our international sales have given us a unique opportunity in rapidly growing markets such as China and India. We continue to grow in Latin America at or above double digit rates. Our expanding markets in Eastern Europe and Russia are growing faster than many of our traditional Western European markets. Our recent expansions in multiple countries within the Asian market are sold out.

Today, Huntsman has a wider dispersion of sales around the world than ever before, allowing us to capitalize on changing trends and markets.

Equally as important as the recovery of our sales volumes is the restoration of our margins. Despite the added challenges of opening new markets and competing against local competitors, we have expanded our average contribution margin per unit across our company to levels higher than we saw before the recession.

As we look to 2011, we will continue to strengthen our international presence. Our largest division, Polyurethanes, will relocate its global headquarters from The Woodlands,

Texas to Hong Kong. Our Textile Effects division moved this past year from Switzerland to Singapore. These relocations will allow us to capitalize on even greater opportunities as we are one of the most geographically diverse companies in our industry.

Improved operating conditions in 2010 allowed us to take advantage of attractive debt markets. We refinanced approximately $900 million of our bonds and debt, extending the maturities by almost 7 years. Our weighted average borrowing cost of approximately 5% is very low and provides attractive financial leverage considering we have more than $1.3 billion in cash and available borrowing as a liquidity offset. In early 2010, we used some of our cash to repurchase all of our outstanding convertible notes for $382 million, avoiding the future dilution of approximately 32 million shares.

In 2010, we successfully started new operations or expanded manufacturing capabilities of existing facilities in the following areas: Geismar, Louisiana; Jubail, Saudi Arabia; Jurong Island, Singapore; Huelva, Spain; Mahachai, Thailand; Baroda, India and Port Neches, Texas. In 2011, we will spend approximately $350 million around the world both increasing and improving capacity. It is our objective to produce more products safer and cleaner than ever before.

As we look to 2011, we see a global marketplace that will continue to grow and evolve. Energy prices appear to be moving higher, water resources will become more precious and environmental stewardship will be expected and rewarded. I cannot think of a time when we have had more products to bring to the market at a more opportune time. Huntsman polyurethane insulation will be making homes and buildings more energy efficient. Our solar reflective pigments will make building materials brighter and require less energy to cool. Our epoxy resins and materials are being used in the next generation of passenger aerospace technology that will require less fuel. Huntsman technology and products will be used to make consumer goods from natural alcohols and non-oil based raw materials. Our products will also be used world-wide to process cotton and other textile raw materials in ways that will greatly reduce water consumption and the energy required in present technologies.

More than ever before, our company will be providing solutions for many of the concerns in the world today and in the future.

In November 2010, we announced our expectation to achieve adjusted EBITDA of $1.3 billion within the next two to three years. Given current improving global economic trends, I continue to be confident that we can achieve these earnings. With new capacity coming on in many of our product lines, strengthening polyurethanes and TiO_2 markets, a continued recovery in Europe and North America and continued strong growth in Asia, I feel we are poised to deliver even greater value to you, the stockholders.



PETER R. HUNTSMAN
President and Chief Executive Officer

March 1, 2011

SPECIAL NOTE TO STOCKHOLDERS



We are pleased with Huntsman Corporation's improved earnings and steady growth, as reflected in this 2010 Annual Report. Huntsman's experienced board members, the consistent dedication of a cadre of talented associates, and our dynamic corporate leader, Peter Huntsman, have combined to create an unbeatable force which has propelled us forward through some major challenges in recent years. I am extremely proud of the solid effort contributed by everyone involved.

With over $1.3 billion in liquidity, our financial condition is strong and improves with each passing day. We shall continue to work strategically and efficiently to realize both improved profitability and cash flow generation. We anticipate that we are well positioned to continue to pay dividends while further deleveraging the balance sheet.

Among the most crucial participants in Huntsman Corporation's growth are our investors, and it is important to us that they have confidence in the individuals who serve on our Board. I am pleased that our Board consists of professionals from backgrounds ranging from industry, academia and humanitarian service who have earned prominence in their respective fields. Our newest members—Sir Robert Margetts, Dr. Patrick T. Harker and M. Anthony Burns—joined our Board in 2010. Each is held in high esteem and possesses excellent credentials which ideally round out the Board's breadth of expertise.

On behalf of our Board of Directors and Huntsman associates, I extend my personal gratitude and appreciation to each of our stockholders. There are risks, challenges, and opportunities ahead, and we pledge to continue to act carefully and decisively toward strengthening the value of your investment.

JON M. HUNTSMAN
Executive Chairman and Founder

March 1, 2011

BOARD OF DIRECTORS



Front row: Marsha J. Evans, Peter R. Huntsman, Jon M. Huntsman
Back row: Nolan D. Archibald, Patrick T. Harker, Wayne A. Reaud, Alvin V. Shoemaker, H. William Lichtenberger, Sir Robert Margetts, M. Anthony Burns

Jon M. Huntsman(3)
Executive Chairman of the Board and Director

H. William Lichtenberger(1)(4)
Vice Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee and Lead Director

Former Chairman and Chief Executive Officer of Praxair, Inc.

Nolan D. Archibald(2)
Chairman of the Compensation Committee and Director

Chairman, President and Chief Executive Officer of The Black & Decker Corporation

M. Anthony Burns(1)
Chairman of the Audit Committee and Director

Former President, Chief Executive Officer and Chairman of Ryder Systems, Inc.

Wayne A. Reaud(2)(3)
Chairman of the Litigation Committee and Director

Trial Lawyer and Founder of Reaud, Morgan & Quinn

Marsha J. Evans(4)
Director

Rear Admiral, U.S. Navy (retired) and former President and Chief Executive Officer of the American Red Cross

Patrick T. Harker(4)
Director

President of the University of Delaware

Peter R. Huntsman(3)
President, Chief Executive Officer and Director

Sir Robert Margetts
Director

Former Vice Chairman of the Main Board of ICI

Alvin V. Shoemaker(1)(2)
Director

Private Investor and Former Chairman of First Boston, Inc.

Board Committees:
(1) Audit
(2) Compensation
(3) Litigation
(4) Nominating and Corporate Governance

SENIOR MANAGEMENT



Front row: J. Kimo Esplin, Peter R. Huntsman, James R. Moore
Back row: Anthony P. Hankins, Andre Genton, Simon Turner, Paul G. Hulme, Stewart A. Monteith

Peter R. Huntsman
President, Chief Executive Officer and Director
27 years industry experience

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
17 years industry experience

James R. Moore
Executive Vice President, General Counsel and Secretary
41 years industry experience

Anthony P. Hankins
Chief Executive Officer, Asia Pacific and Division President, Polyurethanes
31 years industry experience

Andre Genton
Division President, Advanced Materials
27 years industry experience

Paul G. Hulme
Division President, Textile Effects
26 years industry experience

Stewart A. Monteith
Division President, Performance Products
30 years industry experience

Simon Turner
Division President, Pigments
25 years industry experience

2010

2010 Form 10-K

HUNTSMAN

Enriching lives through innovation

Financial Table of Contents

DEFINITIONS

Each capitalized term used without definition in this report has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the Securities and Exchange Commission on February 17, 2011.

SELECTED FINANCIAL DATA

The selected historical financial data set forth below presents our historical financial data as of and for the dates and periods indicated. You should read the selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes.

	Year ended December 31,				
	2010	2009	2008	2007	2006
	(in millions, except per share amounts)				
Statements of Operations Data:					
Revenues	$9,250	$7,665	$10,056	$9,496	$8,536
Gross profit	1,461	1,078	1,280	1,535	1,414
Restructuring, impairment and plant closing costs	29	88	31	29	8
Operating income	410	13	197	553	655
(Expenses) income associated with the Terminated Merger and related litigation(a)	(4)	835	780	(210)	—
(Loss) income from continuing operations	(9)	125	512	61	321
Income (loss) from discontinued operations, net of tax(b)	42	(19)	84	(235)	(144)
Extraordinary (loss) gain on the acquisition of a business, net of tax of nil(c)	(1)	6	14	(7)	56
Net income (loss)	32	112	610	(181)	233
Net income (loss) attributable to Huntsman Corporation	27	114	609	(172)	230
Basic (loss) income per common share:					
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	$(0.06)	$ 0.54	$ 2.20	$ 0.32	$ 1.44
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	0.17	(0.08)	0.36	(1.07)	(0.65)
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	—	0.03	0.06	(0.03)	0.25
Net income (loss) attributable to Huntsman Corporation common stockholders	$ 0.11	$ 0.49	$ 2.62	$(0.78)	$ 1.04
Diluted (loss) income per common share:					
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	$(0.06)	$ 0.53	$ 2.18	$ 0.30	$ 1.36
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	0.17	(0.08)	0.36	(1.01)	(0.61)
Extraordinary gain (loss) on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	—	0.03	0.06	(0.03)	0.24
Net income (loss) attributable to Huntsman Corporation common stockholders	$ 0.11	$ 0.48	$ 2.60	$(0.74)	$ 0.99
Other Data:					
Depreciation and amortization	$ 405	$ 442	$ 398	$ 413	$ 465
Capital expenditures	236	189	418	665	550
Dividends per share	0.40	0.40	0.40	0.40	—
Balance Sheet Data (at period end):					
Total assets	$8,714	$8,626	$ 8,058	$8,166	$8,445
Total debt	4,150	4,217	3,888	3,574	3,645
Total liabilities	6,864	6,761	6,426	6,313	6,679

(a) For information regarding (expenses) income associated with our terminated merger with a subsidiary of Hexion (the "Terminated Merger" or the "Hexion Merger") and the related litigation, see "Note 26. (Expenses) Income Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.

(b) Income (loss) from discontinued operations represents the operating results, fire insurance settlement gains and loss on disposal of our former Australian styrenics business, our former U.S. base chemicals business, our former North American polymers business, our former European base chemicals and polymers business and our former TDI business. The U.S. base chemicals business was sold on November 5, 2007, the North American polymers business was sold on August 1, 2007, the European base chemicals and polymers business was sold on December 29, 2006 and the TDI business was sold on July 6, 2005. See "Note 27. Discontinued Operations" and "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

(c) The extraordinary gain (loss) on the acquisition of a business relates to the June 30, 2006 acquisition of our textile effects business. See "Note 3. Business Combinations—Textile Effects Acquisition" to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide. Our administrative, research and development and manufacturing operations are primarily conducted at the facilities located in 30 countries. We employed approximately 12,000 associates worldwide at December 31, 2010.

We operate in five segments: Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments. Our Polyurethanes, Performance Products, Advanced Materials and Textile Effects segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions beginning in 2006, we have sold or shutdown substantially all of our former Australian styrenics, Polymers and Base Chemicals operations. We report the results from our former Australian styrenics, Polymers and Base Chemicals businesses as discontinued operations. See "Note 27. Discontinued Operations" to our consolidated financial statements.

Growth in our Polyurethanes, Advanced Materials and Textile Effects segments has been driven by the continued substitution of our products for other materials across a broad range of applications, as well as by the level of global economic activity. Historically, demand for many of these products has grown at rates in excess of GDP growth. In Polyurethanes, this growth, driven largely by Asia, has in recent years resulted in improved demand and higher industry capacity utilization rates for many of our key products, including MDI.

In our Performance Products segment, demand for our performance specialties has generally continued to grow at rates in excess of GDP as overall demand is significantly influenced by new product and application development. Demand for most of our performance intermediates has grown in line with GDP growth. Over time, demand for maleic anhydride has generally grown at rates that slightly exceed GDP growth. However, given its dependence on the UPR market, which is influenced by construction end markets, maleic anhydride demand can be cyclical.

Historically, demand for titanium dioxide pigments has grown at rates approximately equal to global GDP growth. Pigment prices have historically reflected industry-wide operating rates but have typically lagged behind movements in these rates by up to twelve months due to the effects of product stocking and destocking by customers and producers, contract arrangements and seasonality. The industry experiences some seasonality in its sales because sales of paints, the largest end use for titanium dioxide, generally peak during the spring and summer months in the northern hemisphere. This results in greater sales volumes in the second and third quarters of the year.

In January 2010, we idled our PO/MTBE production facility at Port Neches, Texas for turnaround and inspection. This planned shutdown concluded on March 17, 2010. The financial impact on our first quarter results was estimated to be approximately $40 million, including unabsorbed fixed costs.

For further information regarding sales price and demand trends, see "Results of Operations—Segment Analysis—Year-Over-Prior Year Increase (Decrease)" and "Results of Operations—Segment Analysis—Fourth Quarter 2010 vs. Third Quarter 2010 Increase (Decrease)" below.

OUTLOOK

We believe that global demand for most of our products is recovering and underlying trends within our businesses are also encouraging. Average selling prices increased sequentially on an annual and quarterly basis within our largest businesses and our capacity utilization rates are improving on a seasonally adjusted basis. Early indicators for 2011 give us a high degree of optimism that we will continue to see improving markets globally. Nevertheless, we recognize that there are significant continuing economic risks that could materially impact our earnings performance. While we anticipate that our raw material and energy costs will remain at elevated levels in response to increased demand, we expect our margins will continue to strengthen over the next few years.

Our management believes that our strategic and financial approach to the operation of our business—focusing on growth in Asia and other emerging markets and debt reduction—will provide us a foundation for long-term earnings growth. Given current improving global economic trends, it appears reasonable that we could achieve Adjusted EBITDA of $1,325 million within the next two to three years.

RECENT DEVELOPMENTS

Recent Note Redemption

On January 18, 2011, Huntsman International redeemed $100 million of its 7.375% senior subordinated notes due 2015. The total redemption payment, excluding accrued interest, was $102 million, which included $2 million of call premiums. We expect to record a loss on early extinguishment of debt in the first quarter of 2011 of $3 million related to this redemption.

Announcement of Fertilizer Plant in Calais, France

In January 2011, we announced an agreement in principle to invest approximately €30 million ($40 million) to build a new magnesium sulfate fertilizer production operation at our titanium dioxide plant in Calais, France. We have approved this investment in principle; nevertheless, it is subject to certain conditions, including obtaining permits and securing additional financing.

The new fertilizer plant will use spent acid from our Calais pigment operations and will enable the closure of part of our Calais effluent treatment plant. Upon completion, the operation of the plant will deliver environmental benefits in the form of lower energy consumption and reduced carbon dioxide emissions. These environmental benefits would be coupled with cost reductions that are expected to increase the efficiency, sustainability and cost effectiveness of the entire Calais site.

Consolidation of Maleic Anhydride Manufacturing Joint Venture in 2011

We own a 50% interest in Sasol-Huntsman GmbH and Co. KG ("Sasol-Huntsman"), which has been accounted for using the equity method. Sasol-Huntsman owns and operates a maleic anhyride facility in Moers, Germany. In late February 2011, we expect a plant expansion to come online. We will begin consolidating the results of Sasol-Huntsman in the first quarter of 2011. See "Note 6. Investment in Unconsolidated Affiliates" to our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations for the years ended December 31, 2010, 2009 and 2008 (dollars in millions):

	Year ended December 31,			Percent Change	
	2010	2009	2008	2010 vs 2009	2009 vs 2008
Revenues	$9,250	$7,665	$10,056	21%	(24)%
Cost of goods sold	7,789	6,587	8,776	18%	(25)%
Gross profit	1,461	1,078	1,280	36%	(16)%
Operating expenses	1,022	977	1,052	5%	(7)%
Restructuring, impairment and plant closing costs	29	88	31	(67)%	184%
Operating income	410	13	197	NM	(93)%
Interest expense, net	(229)	(238)	(262)	(4)%	(9)%
Loss on accounts receivable securitization program	—	(23)	(27)	NM	(15)%
Equity in income of investment in unconsolidated affiliates	24	3	14	700%	(79)%
Loss on early extinguishment of debt	(183)	(21)	(1)	771%	NM
(Expenses) income associated with the Terminated Merger and related litigation	(4)	835	780	NM	7%
Other income	2	—	1	NM	NM
Income from continuing operations before income taxes	20	569	702	(96)%	(19)%
Income tax expense	29	444	190	(93)%	134%
Income (loss) from continuing operations	(9)	125	512	NM	(76)%
Income (loss) from discontinued operations (including gain on disposal of $1 in 2009, $11 in 2008), net of tax	42	(19)	84	NM	NM
Extraordinary (loss) gain on the acquisition of a business, net of tax of nil	(1)	6	14	NM	(57)%
Net income	32	112	610	(71)%	(82)%
Net (income) loss attributable to noncontrolling interests	(5)	2	(1)	NM	NM
Net income attributable to Huntsman Corporation	27	114	609	(76)%	(81)%
Interest expense, net	229	238	262	(4)%	(9)%
Interest expense of discontinued operations, net	—	—	1	NM	NM
Income tax expense from continuing operations	29	444	190	(93)%	134%
Income tax (benefit) expense from discontinued operations	10	(80)	69	NM	NM
Depreciation and amortization	405	442	398	(8)%	11%
EBITDA(1)	$ 700	$1,158	$ 1,529	(40)%	(24)%
Net income (loss) per share:					
Basic	$ 0.11	$ 0.49	$ 2.62	(78)%	(81)%
Diluted	0.11	0.48	2.60	(79)%	(82)%
Net cash (used in) provided by operating activities	(58)	1,104	767	NM	44%
Net cash used in investing activities	(182)	(205)	(489)	(11)%	(58)%
Net cash (used in) provided by financing activities	(543)	184	230	NM	(20)%
Other non-GAAP measures:					
Adjusted EBITDA(1)	$ 872	$ 529	$ 668	65%	(21)%
Adjusted net income (loss)(2)	200	(303)	(29)	NM	945%
Adjusted income (loss) per share(2):					
Basic	0.85	(1.30)	(0.13)	NM	900%
Diluted	0.83	(1.30)	(0.13)	NM	900%
Capital expenditures, net of reimbursements(3)	202	189	418	7%	(55)%

NM—Not meaningful

(1) EBITDA is defined as net income (loss) attributable to Huntsman Corporation before interest, income taxes, depreciation and amortization. We believe that EBITDA enhances an investor's understanding of our financial performance. However, EBITDA should not be considered in isolation or viewed as a substitute for net income attributable to Huntsman Corporation or other measures of performance as defined by GAAP. Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of

calculation. Our management uses EBITDA to assess financial performance by reviewing EBITDA as a general indicator of economic performance compared with prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income attributable to Huntsman Corporation which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of using EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.

Adjusted EBITDA is computed by eliminating the following from EBITDA: unallocated foreign exchange gains or losses; loss or gain on early extinguishment of debt; legal settlements; loss on accounts receivable securitization programs (for periods prior to January 1, 2010); EBITDA from discontinued operations; acquisition costs; (expenses) income associated with the Terminated Merger and related litigation; gain on sale of a business; extraordinary loss (gain) on the acquisition of a business; and restructuring, impairment and plant closing costs. Adjusted EBITDA is presented solely as a supplemental disclosure to EBITDA and reported GAAP measures because we believe that it is indicative of our operating performance and is frequently used as a valuation measure of chemical companies. Our management also uses Adjusted EBITDA to evaluate the core operating performance of our segments and business.

In addition to the limitations of EBITDA noted above, Adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods for the following reasons: certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to current operating results or trends; and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted EBITDA should not be construed as an alternative to net income applicable to Huntsman Corporation as an indicator of performance, or as any other measure determined in accordance with GAAP.

We believe that net income (loss) attributable to Huntsman Corporation is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA and Adjusted EBITDA. The following table reconciles net income (loss) attributable to Huntsman Corporation to EBITDA and Adjusted EBITDA (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Net income (loss) attributable to Huntsman Corporation	$ 27	$ 114	$ 609
Interest expense, net	229	238	262
Interest expense of discontinued operations, net	—	—	1
Income tax expense from continuing operations	29	444	190
Income tax (benefit) expense from discontinued operations	10	(80)	69
Depreciation and amortization	405	442	398
EBITDA	700	1,158	1,529
Foreign exchange (gains) losses—unallocated	(3)	(16)	31
Loss on early extinguishment of debt	183	21	1
Legal settlements	8	—	—
Loss on accounts receivable securitization program	—	23	27
Amounts included in discontinued operations	(53)	97	(156)
Acquisition expenses	3	—	—
Expenses (income) associated with the Terminated Merger and related litigation	4	(835)	(780)
Gain on sale of business/assets	—	(1)	(1)
Extraordinary loss (gain) on the acquisition of a business	1	(6)	(14)
Restructuring, impairment and plant closing costs (credits):			
Polyurethanes	—	2	—
Performance Products	3	—	1
Advanced Materials	(2)	13	1
Textile Effects	15	6	24
Pigments	8	53	4
Corporate and other	5	14	1
Total restructuring, impairment and plant closing costs	29	88	31
Adjusted EBITDA	$872	$ 529	$ 668

(2) Adjusted net income (loss) is computed by eliminating the after-tax amounts related to the following from net income applicable to Huntsman Corporation: unallocated foreign exchange gains or losses; loss or gain on early extinguishment of debt; legal settlements; loss on accounts receivable securitization programs (for periods prior to January 1, 2010); income (loss) from discontinued operations; acquisition costs; (expenses) income associated with the Terminated Merger and related litigation; gain on sale of a business; extraordinary loss (gain) on the acquisition of a business; and restructuring, impairment and plant closing costs. The income tax impacts of each aforementioned item was calculated using the statutory rates in the applicable taxing jurisdiction and considering valuation allowances on deferred tax assets in each jurisdiction. Basic adjusted income (loss) per share excludes dilution and is computed by dividing adjusted net income (loss) by the weighted average number of shares outstanding during the period. Diluted income (loss) per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing adjusted net income (loss) by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income (loss) and adjusted income (loss) per share amounts are presented solely as supplemental disclosures to net income applicable to Huntsman Corporation and income (loss) per share because we believe that these measures are indicative of our operating performance. Adjusted net income (loss) and adjusted income (loss) per share exclude items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods for the following reasons: certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to current operating results or trends; and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted net income (loss) and adjusted income (loss) per share should not be construed as an alternative to net income (loss) applicable to Huntsman Corporation or income (loss) per share as an indicator of performance, or as any other measure determined in accordance with GAAP.

We believe that net income (loss) attributable to Huntsman Corporation and income (loss) per share are the performance measure calculated and presented in accordance with GAAP that are most directly comparable to Adjusted net income (loss) and adjusted income (loss) per share. The following table reconciles net income (loss) attributable to Huntsman Corporation to adjusted net income (loss) (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Net income (loss) attributable to Huntsman Corporation	$ 27	$ 114	$ 609
Foreign exchange (gains) losses—unallocated, net of tax of $3, $11 and $(22) in 2010, 2009 and 2008, respectively	—	(5)	9
Loss on early extinguishment of debt, net of tax of $(22), $(8) and $(1) in 2010, 2009 and 2008, respectively	161	13	—
Legal settlements, net of tax of $(3), nil and nil in 2010, 2009 and 2008, respectively	5	—	—
Discount amortization on settlement financing, net of tax of $(10), $(5) and nil in 2010, 2009 and 2008, respectively	16	9	—
Discontinued operations, net of tax of $10, $(80) and $69 in 2010, 2009 and 2008, respectively	(42)	19	(84)
Acquisition expenses, net of tax of $(1), nil and nil in 2010, 2009 and 2008, respectively	2	1	—
Expenses (income) associated with the Terminated Merger and related litigation, net of tax of $(1), $309 and $205 in 2010, 2009 and 2008, respectively	3	(526)	(575)
Gain on sale of business/assets, net of tax of nil in 2010, 2009 and 2008, each	—	(1)	(1)
Extraordinary loss (gain) on the acquisition of a business, net of tax of nil for 2010, 2009 and 2008, each	1	(6)	(14)
Restructuring, impairment and plant closing costs (credits), net of tax of $(2), $(9) and $(4) in 2010, 2009 and 2008, respectively	27	79	27
Adjusted net income (loss)	$ 200	$ (303)	$ (29)
Weighted average shares-diluted	241.0	233.9	232.0

(3) Capital expenditures, net of reimbursements represent cash paid for capital expenditures less reimbursements of capital expenditures from insurance settlements, other legal settlements and contributions from noncontrolling shareholders in consolidated entities. During 2010, 2009 and 2008, capital expenditures of $236 million, $189 million and $418 million, respectively, were reimbursed in part by $34 million, nil and nil, respectively, from insurance settlement proceeds. During 2010, we received $110 million from the settlement of our insurance claims related to the 2006 fire at our Port Arthur Texas plant, $34 million of which was considered as a reimbursement of capital expenditures.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

For the year ended December 31, 2010, net income attributable to Huntsman Corporation was $27 million on revenues of $9,250 million, compared with net income attributable to Huntsman Corporation of $114 million on revenues of $7,665 million for 2009. The decrease of $87 million in net income attributable to Huntsman Corporation was the result of the following items:

- Revenues for 2010 increased by $1,585 million, or 21%, as compared with 2009 due principally to higher average selling prices and higher sales volumes in all our segments. See "—Segment Analysis" below.
- Our gross profit for 2010 increased by $383 million, or 36%, as compared with 2009, resulting from higher gross margins in all of our segments except Polyurethanes. See "—Segment Analysis" below.
- Our operating expenses for 2010 increased by $45 million, or 5%, as compared with 2009 due primarily to a $14 million increase in foreign currency transaction losses, $8 million of expenses related to legal settlements, $6 million of additional research and development expenditures, and higher selling, general and administrative expenses.
- Restructuring, impairment and plant closing costs for 2010 decreased to $29 million from $88 million in 2009. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

- Our net interest expense for 2010 decreased by $9 million, or 4%, as compared with 2009, resulting primarily from a $12 million reduction in interest expense recognized in 2010 related to the ineffective portion of a cross currency swap and lower average outstanding debt balances, offset in part by higher interest expense associated with our A/R Programs. For more information concerning the cross currency swap, see "Note 15. Derivative Instruments and Hedging Activities—Foreign Exchange Rate Risk" to our consolidated financial statements. Upon the adoption of new accounting guidance in 2010, transfers of our accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings beginning January 1, 2010. For more information, see "Note 14. Debt" to our consolidated financial statements.
- Equity income of investment in unconsolidated affiliates for 2010 increased to $24 million from $3 million in 2009. During 2010, we recorded a non-recurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman GmbH and Co. KG joint venture. For more information, see "Note 6. Investment in Unconsolidated Affiliates" to our consolidated financial statements.
- For the year ended December 31, 2010, we recorded a loss on early extinguishment of debt of $183 million. For the year ended December 31, 2009, we recorded a loss on early extinguishment of debt of $21 million. For more information see "Note 14. Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements.
- Expenses associated with the Terminated Merger and related litigation in 2010 consisted primarily of $3 million of bonuses paid to certain members of the Board of Directors, upon the recommendation of an independent committee of the Board of Directors, for their efforts in connection with the litigation with Hexion and Apollo following the Terminated Merger. Income associated with the Terminated Merger and related litigation for 2009 consisted primarily of an $868 million gain related to the settlement agreement reached in our litigation with the banks that had entered into a commitment letter to provide funding for the Hexion Merger (the "Texas Bank Litigation Settlement Agreement"), offset in part by litigation-related fees and employee retention bonuses. For more information, see "Note 26. (Expenses) Income Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.
- Our income tax expense decreased by $415 million to an expense of $29 million for 2010 as compared with an expense of $444 million for 2009. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Other than pre-tax earnings, our income tax expense for 2010 as compared with 2009 was primarily impacted by the following: 2010 tax benefits associated with the release of valuation allowances of $20 million as compared to 2009 establishment of valuation allowances of $149 million; 2010 tax benefits of $4 million compared to the 2009 tax benefits of $38 million related to recognizing a tax benefit for operating losses in certain jurisdictions with valuation allowances and current other comprehensive income; and 2010 tax expense of $43 million related to non-tax deductible payments on the portion of the loss on early extinguishment of debt resulting from the redemption of convertible notes issued on December 23, 2008 in an aggregate amount of $250 million (the "Convertible Notes") treated as equity for tax purposes. For further information concerning taxes, see "Note 19. Income Taxes" to our consolidated financial statements.
- Income from discontinued operations, net of tax, for 2010 was $42 million as compared to a loss of $19 million in 2009. This increase resulted principally from a $110 million pretax gain from the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant and a pretax gain of $7 million from the settlement of insurance claims related to

the 2005 gulf coast storms, offset in part by related income taxes, legal and other costs and by a $19 million loss from the recognition of cumulative currency translation losses upon the substantial liquidation of our former Australian styrenics business. See "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

- During 2010, we recorded an extraordinary loss on the acquisition of a business, net of tax, of $1 million resulting from the settlement of contingent purchase price consideration related to our 2006 acquisition of Ciba's textile effects business (the "Textile Effects Acquisition"), offset in part by the reimbursement by Ciba of certain costs pursuant to the acquisition agreements. During 2009, we recorded an extraordinary gain on the acquisition of a business, net of tax, of $6 million related principally to the reversal of accruals for certain employee termination costs recorded in connection with the Textile Effects Acquisition that were no longer deemed necessary and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements. For more information, see "Note 3. Business Combinations" to our consolidated financial statements.

Segment Analysis

During the first quarter of 2010, we began reporting our LIFO inventory valuation reserves as part of Corporate and other; these reserves were previously reported in our Performance Products segment. During the fourth quarter of 2010, we began reporting the (income) loss attributable to noncontrolling interests in the reporting segment to which the subsidiary relates. Previously, (income) loss attributable to noncontrolling interests was reported in our Corporate and other segment. All relevant information for prior periods has been reclassified to reflect these changes.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

	Year ended December 31,		Percent Change
	2010	2009	
Revenues			
Polyurethanes	$3,605	$3,005	20%
Performance Products	2,659	2,090	27%
Advanced Materials	1,244	1,059	17%
Textile Effects	787	691	14%
Pigments	1,213	960	26%
Eliminations	(258)	(140)	84%
Total	$9,250	$7,665	21%
Segment EBITDA			
Polyurethanes	$ 319	$ 388	(18)%
Performance Products	363	246	48%
Advanced Materials	143	59	142%
Textile Effects	1	(64)	NM
Pigments	205	(25)	NM
Corporate and other	(384)	651	NM
Subtotal	647	1,255	(48)%
Discontinued Operations	53	(97)	NM
Total	$ 700	$1,158	(40)%

	Year ended December 31, 2010 vs. 2009		
	Average Selling Price(1)		
	Local Currency	Foreign Currency Translation Impact	Sales Volumes(1)
Period-Over-Period Increase (Decrease)			
Polyurethanes	13%	(1)%	4%
Performance Products	8%	—	21%
Advanced Materials	8%	(1)%	11%
Textile Effects	6%	1%	6%
Pigments	11%	(2)%	17%
Total Company	9%	(1)%	12%

	Fourth Quarter 2010 vs. Third Quarter 2010		
	Average Selling Price(1)		
	Local Currency	Foreign Currency Translation Impact	Sales Volumes(1)
Period-Over-Period Increase (Decrease)			
Polyurethanes	9%	2%	(11)%
Performance Products	—	2%	—
Advanced Materials	—	3%	(5)%
Textile Effects	(2)%	2%	(1)%
Pigments	5%	3%	(7)%
Total Company	5%	2%	(6)%

(1) Excludes revenues and sales volumes from tolling arrangements and byproducts.

NM—Not Meaningful

Polyurethanes

The increase in revenues in our Polyurethanes segment for 2010 as compared to 2009 was primarily due to higher average selling prices for MDI products and MTBE and higher MDI product sales volumes. Average selling prices for MDI products and MTBE increased primarily in response to higher raw material costs. MDI products sales volumes were higher as demand in all major markets continued to recover from the worldwide economic downturn. PO/MTBE sales volumes decreased due to the planned 60 day maintenance outage at our Port Neches, Texas PO/MTBE facility in the first quarter of 2010. The decrease in segment EBITDA was primarily due to the estimated $40 million impact of the planned maintenance outage at our Port Neches, Texas facility and lower MTBE margins, offset in part by improvement in MDI sales volumes and margins.

Performance Products

For 2010, our Performance Products segment revenues increased due to higher sales volumes and higher average selling prices when compared to 2009. Sales volumes increased primarily due to higher demand across almost all product groups and as a result of additional sales of a portion of our ethylene glycol production previously produced under tolling arrangements. Average selling prices increased across almost all product groups principally in response to continued strong market demand and higher raw material costs, partially offset by the strength of the U.S. dollar against major European currencies. The increase in segment EBITDA was primarily due to higher sales volumes and higher margins, partially offset by higher plant expenses and the impact of shut downs during the first quarter of 2010 at our Port Neches, Texas ethylene and ethylene oxide units which resulted in higher costs of approximately $11 million. In addition, during 2010, we recorded a non-recurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman joint venture.

Advanced Materials

The increase in revenues in our Advanced Materials segment for 2010 compared to 2009 was due to higher sales volumes and higher average selling prices. Sales volumes increased in all markets primarily due to the worldwide economic recovery. Average selling prices increased in our base resins business primarily in response to higher raw material costs, offset in part by lower average selling prices in our specialty components and formulations markets, primarily as a result of changes in our product mix and competitive market pressures. The increase in segment EBITDA was primarily due to higher sales volumes and margins and lower restructuring, impairment and plant closing costs, partially offset by higher manufacturing costs. During 2010 and 2009, our Advanced Materials segment recorded restructuring, impairment and plant closing (credits) charges of $(2) million and $13 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Textile Effects

The increase in revenues in our Textile Effects segment for 2010 compared to 2009 was due to higher average selling prices and higher sales volumes. Average selling prices increased primarily due to favorable changes in product mix. Sales volumes increased across all business lines due to the economic recovery in all regions of the world. The increase in segment EBITDA was primarily due to higher sales volumes and higher contribution margins, partially offset by higher restructuring, impairment and plant closing costs. During 2010 and 2009, our Textile Effects segment recorded restructuring, impairment and plant closing charges of $15 million and $6 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Pigments

The increase in revenues in our Pigments segment for 2010 compared to 2009 was due to higher average selling prices and higher sales volumes. Average selling prices increased primarily as a result of higher selling prices in all regions of the world. Sales volumes increased primarily due to demand recovery in all regions of the world as a result of the worldwide economic recovery. The increase in segment EBITDA was primarily due to higher sales volumes, higher contribution margins and lower restructuring, impairment and plant closing costs. During 2010 and 2009, our Pigments segment recorded restructuring, impairment and plant closing charges of $8 million and $53 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Corporate and other

Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on early extinguishment of debt, (expenses) income associated with the Terminated Merger and related litigation, unallocated restructuring, impairment and plant closing costs, extraordinary gain (loss) on the acquisition of a business, loss on accounts receivable securitization program (for periods prior to 2010) and non-operating income and expense. For 2010, EBITDA from Corporate and other items decreased by $1,035 million to a loss of $384 million from earnings of $651 million for 2009. The decrease in EBITDA from Corporate and other for 2010 resulted primarily from a gain of $835 million in 2009 related to the Texas Bank Litigation Settlement Agreement. For more information, see "Note 26. (Expenses) Income Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements. Additionally, the decrease in EBITDA from Corporate and other was also attributable to an increase in loss on early extinguishment of debt of $162 million ($183 million of losses in 2010 compared to $21 million of losses in 2009), an increase of LIFO inventory valuation expense of $32 million ($18 million of expense in 2010 compared to $14 million of income in 2009), a $13 million decrease in unallocated foreign exchange gains ($3 million in gains in 2010 compared to $16 million in gains in 2009), a $7 million decrease in the extraordinary gain on the Textile Effects Acquisition ($1 million loss in 2010 compared to $6 million gain in 2009), and an increase in legal settlements of $8 million. For more information regarding the loss on early extinguishment of debt, see "Note 14. Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements. For more information regarding extraordinary gain associated with the Textile Effects Acquisition, see "Note 3. Business Combinations—Textile Effects Acquisition" to our consolidated financial statements. The decrease in EBITDA was partially offset by a $23 million reduction in loss on accounts receivable securitization program. Upon the adoption of new accounting guidance in 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings beginning January 1, 2010. For more information, see "Note 16. Off-Balance Sheet Securitization of Accounts Receivable" to our consolidated financial statements.

Discontinued Operations

The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The results of these former businesses are included in discontinued operations for all periods presented.

Income from discontinued operations, net of tax, for 2010 was $42 million as compared to a loss of $19 million in 2009. The increase in income from discontinued operations resulted principally from a $110 million pretax gain recognized in the second quarter of 2010 in connection with the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant and a pretax gain of $7 million from the settlement of insurance claims related to the 2005 gulf coast storms, offset in part by related income taxes, legal and other costs and by a $19 million loss from the recognition of cumulative currency translation losses upon the substantial liquidation of our former Australian styrenics business. See "Note 25. Casualty Losses and Insurance Recoveries" to our consolidated financial statements.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

For the year ended December 31, 2009, net income attributable to Huntsman Corporation was $114 million on revenues of $7,665 million compared with a net income attributable to Huntsman Corporation of $609 million on revenues of $10,056 million for 2008. The decrease of $495 million in net income attributable to Huntsman Corporation was the result of the following:

- Revenues for 2009 decreased by $2,391 million, or 24%, as compared with 2008 due principally to lower average selling prices and sales volumes in all of our segments. See "—Segment Analysis" below.

- Our gross profit decreased by $202 million, or 16%, as compared with 2008. Lower gross profit in our Advanced Materials, Textile Effects, Performance Products and Pigments segments was offset somewhat by higher gross profit in our Polyurethanes segment. See "—Segment Analysis" below.

- Our operating expenses for 2009 decreased by $75 million, or 7%, as compared with 2008. Operating expenses decreased by $45 million due to the impact of translating foreign currency amounts to the U.S. dollar as the U.S. dollar strengthened versus other relevant currencies. Also contributing to lower operating expenses was a $25 million increase in foreign exchange gains ($13 million of gains in 2009 as compared with $12 million of losses in 2008) and cost reduction efforts in response to the worldwide economic slowdown.

- Restructuring, impairment and plant closing costs for 2009 increased to $88 million from $31 million in 2008.
- Our net interest expense for 2009 decreased by $24 million, or 9%, as compared with 2008. This decrease was primarily due to lower average interest rates.
- Income associated with the Terminated Merger and related litigation for 2009 consisted primarily of an $868 million gain related to the Texas Bank Litigation Settlement Agreement, offset in part by litigation-related professional fees and employee retention bonuses of $33 million. Income associated with the Terminated Merger and related litigation for 2008 consisted primarily of $765 million related to the net proceeds from our settlement agreement with Hexion and Apollo (the "Apollo Settlement Agreement") and the recognition of the $100 million deferred credit related to the 2007 reimbursement of the $200 million termination fee paid to Basell pursuant to our merger agreement with Basell, offset in part by merger-related directors, legal and professional fees.
- During 2009, we recorded a loss on early extinguishment of debt of $21 million related primarily to the July 23, 2009 redemption of our 11.625% senior secured notes due 2010, and the August 3, 2009 redemption of our 11.5% senior notes due 2012.
- Our income tax expense increased by $254 million to an expense of $444 million for 2009 as compared with an expense of $190 million for 2008. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Our tax expense increased largely due to income recognized pursuant to the Apollo Settlement Agreement in connection with the Merger and current year tax expense associated with the establishment of valuation allowances of $149 million, primarily in the U.K., partially offset by a tax benefit of $38 million related to recognizing a tax benefit for operating losses in certain jurisdictions with valuation allowances and current other comprehensive income.
- During 2009, we recorded an after tax loss from discontinued operations of $19 million related primarily to the operations of our former Australian styrenics business, legal costs incurred in connection with the ongoing arbitration of the fire insurance claim on our former Port Arthur, Texas olefins manufacturing plant and the settlement of product exchange liabilities. During 2008, we recorded after tax income from discontinued operations of $84 million related principally to a $175 million gain on partial fire insurance settlement, offset in part by the operations of our former Australian styrenics business and sales and use tax settlements and post-closing adjustments associated with our former base chemicals and polymers businesses.
- During 2009 and 2008, we recorded an extraordinary gain on the acquisition of a business, net of tax, of $6 million and $14 million, respectively, related primarily to the reversal of accruals for certain employee termination costs recorded in connection with the Textile Effects Acquisition that were no longer deemed necessary and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements.

Segment Analysis

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table sets forth the revenues and EBITDA for each of our operating segments (dollars in millions):

	Year ended December 31,		Percent Change
	2009	2008	
Revenues			
Polyurethanes	$3,005	$ 4,055	(26)%
Performance Products	2,090	2,703	(23)%
Advanced Materials	1,059	1,492	(29)%
Textile Effects	691	903	(23)%
Pigments	960	1,072	(10)%
Eliminations	(140)	(169)	(17)%
Total	$7,665	$10,056	(24)%
Segment EBITDA			
Polyurethanes	$ 388	$ 381	2%
Performance Products	246	274	(10)%
Advanced Materials	59	149	(60)%
Textile Effects	(64)	(33)	94%
Pigments	(25)	17	NM
Corporate and other	651	585	11%
Subtotal	1,255	1,373	(9)%
Discontinued Operations	(97)	156	NM
Total	$1,158	$ 1,529	(24)%

	Year ended December 31, 2009 vs. 2008		
	Average Selling Price(1)		
	Local Currency	Foreign Currency Translation Impact	Sales Volumes(1)
Period-Over-Period Increase (Decrease)			
Polyurethanes	(20)%	(2)%	(5)%
Performance Products	(19)%	(2)%	(3)%
Advanced Materials	(3)%	(3)%	(25)%
Textile Effects	—	(5)%	(20)%
Pigments	—	(5)%	(6)%
Total Company	(16)%	(3)%	(5)%

(1) Excludes revenues and sales volumes from tolling arrangements and byproducts.

NM—Not Meaningful

Polyurethanes

The decrease in revenues in our Polyurethanes segment for 2009 as compared to 2008 was primarily due to overall lower average selling prices and lower MDI sales volumes. Average MDI selling prices decreased primarily due to competitive pressures, lower raw material costs and the effects of the movement of the U.S. dollar against the Euro. MDI sales volumes decreased due to lower demand in major European and Americas markets as a result of the worldwide economic slowdown. MTBE sales volumes increased relative to 2008, which was impacted by the 2008 U.S. Gulf Coast storms, while average selling prices decreased in response to lower raw material costs. The slight increase in EBITDA in the Polyurethanes segment was primarily the result of higher MTBE sales volumes and margins as well as the negative effects in 2008 from the U.S. Gulf Coast storms which were offset somewhat by lower MDI sales volumes and margins.

Performance Products

For 2009, Performance Products segment revenues decreased due to lower sales volumes and lower selling prices when compared to 2008. Sales volumes decreased primarily from lower demand for almost all product lines as a result of the worldwide economic slowdown. The decrease in average selling prices was driven principally by lower raw material costs and the strengthening of the U.S. dollar against major European currencies and the Australian dollar. Performance Products segment EBITDA decreased mainly due to the fall in sales volumes and lower equity income partially offset by higher contribution margins as average selling prices fell more slowly than raw material and energy costs.

Advanced Materials

The decrease in revenues in our Advanced Materials segment for 2009 compared to 2008 was due to lower sales volumes and lower average selling prices. Sales volumes decreased across all regions as a result of the worldwide economic slowdown. In addition, customers in our formulations and specialty components businesses depleted inventory over several quarters. Average selling prices in our base resins business decreased in response to lower raw material costs while average selling prices in our formulations and specialty components markets decreased as a result of changes in product mix, competitive pressures in our structural components for the ski, automotive and wind generation businesses, and the strength of the U.S. dollar against major European currencies. The decrease in EBITDA was primarily due to lower sales volumes and higher restructuring costs, partially offset by lower raw material and operating costs. During 2009 and 2008, our Advanced Materials segment recorded restructuring and plant closing charges of $13 million and $1 million, respectively.

Textile Effects

The decrease in revenues in our Textile Effects segment for 2009 compared to 2008 was due to lower sales volumes and lower average selling prices. Sales volumes decreased primarily due to lower demand for apparel and home textile products in all regions, as well as specialty textiles products in the Americas and Europe as a result of the worldwide economic slowdown. Average selling prices decreased primarily as a result of a shift in sales mix from Europe to Asia and the Middle East. The decrease in EBITDA was primarily due to lower sales volumes and lower contribution margins as selling prices decreased more than the reduction in raw material and energy costs, offset in part by lower selling, general and administrative costs and lower restructuring costs. During 2009 and 2008, our Textile Effects segment recorded restructuring and plant closing charges of $6 million and $24 million, respectively.

Pigments

The decrease in revenues in our Pigments segment for 2009 compared to 2008 was due to lower sales volumes and lower average selling prices. Sales volumes decreased primarily due to lower demand in Europe, North America and Asia as a result of the worldwide economic slowdown. Average selling prices decreased primarily as a result of the strength of the U.S. dollar against major European currencies, and due to lower average selling prices in Europe, Africa, Latin America and the Middle East in response to weaker demand, partially offset by higher average selling prices in Asia and North America. The decrease in EBITDA in our Pigments segment was primarily due to higher restructuring, impairment and plant closing costs as the impact of lower sales volumes and average selling prices was offset by lower raw materials and operating costs. During 2009 and 2008, our Pigments segment recorded restructuring, impairment and plant closing charges of $53 million and $4 million, respectively.

Corporate and other

Corporate and other includes unallocated corporate expense, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on accounts receivable securitization program, loss on the early extinguishment of debt, (expenses) income associated with the Terminated Merger and related litigation, unallocated restructuring impairment and plant closing costs, extraordinary gain on the acquisition of a business and non-operating income and expense. For 2009, EBITDA from Corporate and other items increased by $66 million to income of $651 million from income of $585 million for 2008. The increase in EBITDA from Corporate and other for 2009 resulted primarily from a $55 million increase in income associated with the Terminated Merger and related litigation ($835 million in 2009 compared to $780 million in 2008). Additionally, the increase in EBITDA was due to a $47 million increase in unallocated foreign exchange gains ($16 million of gains in 2009 versus $31 million of losses in 2008), a $10 million increase in LIFO inventory valuation gains ($14 million of gains in 2009 versus $4 million of gains in 2008), and a $4 million reduction in costs associated with our A/R Program ($23 million of costs in 2009 versus $27 million of costs in 2008). These increases to EBITDA were partially offset by higher restructuring charges of $13 million ($14 million in 2009 versus $1 million in 2008). Additionally, EBITDA decreased due to a $20 million increase in costs associated with the early extinguishment of debt ($21 million loss in 2009 compared to $1 million loss in 2008) and an $8 million decrease in the extraordinary gain on the Textile Effects Acquisition ($6 million gain in 2009 compared to $14 million gain in 2008).

Discontinued Operations

The operating results of our former Australian styrenics business, and our polymers and base chemicals businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The results of our Australian styrenics business and our polymers and base chemicals businesses are included in discontinued operations for all periods presented.

During 2009, we recorded an after tax loss from discontinued operations of $19 million related primarily to the operations of our former Australian styrenics business, legal costs in connection with the fire insurance claim on our former base chemicals business and the revaluation of product exchange liabilities. During 2008, we recorded after tax income from discontinued operations of $84 million related principally to a $175 million gain on partial fire insurance settlement, offset in part by the operations of our former Australian styrenics business and sales and use tax settlements and post-closing adjustments associated with our former base chemicals and polymers businesses.

Liquidity and Capital Resources

Cash Flows for Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net cash (used in) provided by operating activities for 2010 and 2009 was $(58) million and $1,104 million, respectively. The increase in cash used in operating activities was primarily attributable to the 2009 settlement proceeds received in connection with the Texas Bank Litigation Settlement Agreement and by a $1,014 million unfavorable variance in operating assets and liabilities for 2010 as compared with 2009, offset in part by an increase in operating income as described in "—Results of Operations" above. Upon the adoption of new accounting guidance on January 1, 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition and off-balance sheet treatment. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings and are now on balance sheet. As a result of the adoption of this new guidance, accounts receivable increased by $254 million and a corresponding increase in cash used in operating activities was reflected in the statement of cash flows for 2010.

Net cash used in investing activities for 2010 and 2009 was $182 million and $205 million, respectively. During 2010 and 2009, we paid $202 million and $189 million, respectively, for capital expenditures, net of reimbursements. This increase in net capital expenditures was largely attributable to higher 2010 spending on maintenance and environmental projects, offset in part by $34 million of reimbursed capital expenditures in 2010. During 2010, we received proceeds of $110 million from the settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant, $34 million of which was reflected in the investing activities section of the statement of cash flows as a reimbursement of capital expenditures. In connection with the consolidation of Arabian Amines Company in the third quarter of 2010, we assumed $14 million of cash. For more information, see "Note 6. Investment in Unconsolidated Affiliates" and "Note 7. Variable Interest Entities" to our consolidated financial statements. During 2009, we paid $31 million for the acquisition of the Baroda Division ("Baroda") of Metrochem Industries Limited ("MCIL"). For more information, see "Note 3. Business Combinations—Baroda Acquisition" to our consolidated financial statements.

Net cash (used in) provided by financing activities for 2010 was $(543) million as compared with $184 million in 2009. This increase in net cash used in financing activities was primarily due to higher net prepayment of debt in 2010 as compared to 2009 and the resulting call premiums paid in association with these prepayments, partially offset by the issuance of new senior subordinated notes and the on balance sheet treatment of our A/R Programs. In addition, in 2009 we issued $600 million aggregate principal amount of 5.5% senior notes due 2016 (the "2016 Senior Notes") and obtained a $500 million term loan ("Term Loan C") in connection with the Texas Bank Litigation Settlement Agreement. For more information, see "Note 14. Debt" to our consolidated financial statements.

Cash Flows for Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net cash provided by operating activities for the years ended December 31, 2009 and 2008 was $1,104 million and $767 million, respectively. The increase in cash provided by operating activities was primarily attributable to settlement proceeds received in connection with the Texas Bank Litigation Settlement Agreement and by a $599 million favorable variance in operating assets and liabilities changes for 2009 as compared with 2008. These increases to cash provided by operating activities were offset in part by a decrease in operating income as described in "—Results of Operations" above.

Net cash used in investing activities for 2009 and 2008 was $205 million and $489 million, respectively. During 2009 and 2008, we paid $189 million and $418 million, respectively, for capital expenditures. This reduction in capital expenditures was largely attributable to higher 2008 spending on various projects, including $84 million spent on our maleic anhydride expansion at the Geismar, Louisiana site in 2008 as compared to $26 million in 2009; and $32 million spent on our MDI facility at the Geismar, Louisiana site in 2008. In addition, during 2008, we spent $29 million at our Greatham, U.K. titanium dioxide facility. During 2009, we paid $31 million for the Baroda acquisition. During 2009 and 2008, we received $5 million and $3 million, respectively, from the sale of assets. During 2008, we made payments of $29 million related to certain expenditures for the rebuild of our former Port Arthur, Texas facility, resulting in an adjustment to the sales proceeds received in connection with the 2007 U.S. base chemicals disposition. During 2008, we contributed $44 million to our ethyleneamines joint venture in Saudi Arabia.

Net cash provided by financing activities for 2009 was $184 million as compared with $230 million of net cash provided by financing activities in 2008. During 2009 we issued the 2016 Senior Notes and obtained Term Loan C in connection with the Texas Bank Litigation Settlement Agreement. During this period, we also redeemed in full the $296 million outstanding principal amount 11.625% senior secured notes due 2010 and the $198 million outstanding principal amount 11.5% senior notes due 2012. During 2008, we issued the Convertible Notes in connection with the Apollo Settlement Agreement.

Changes in Financial Condition

The following information summarizes our working capital (dollars in millions):

	December 31, 2010	December 31, 2009	Increase (Decrease)	Percent Change
Cash and cash equivalents	$ 966	$1,745	$(779)	(45)%
Restricted cash	7	5	2	40%
Accounts receivable, net	1,479	1,019	460	45%
Inventories	1,396	1,184	212	18%
Prepaid expenses	46	42	4	10%
Deferred income taxes	1	36	(35)	(97)%
Other current assets	113	109	4	4%
Total current assets	4,008	4,140	(132)	(3)%
Accounts payable	887	755	132	17%
Accrued liabilities	628	623	5	—
Deferred income taxes	19	2	17	850%
Current portion of debt	519	431	88	20%
Total current liabilities	2,053	1,811	242	13%
Working capital	$1,955	$2,329	$(374)	(16)%

Our working capital decreased by $374 million as a result of the net impact of the following significant changes:

- The decrease in cash and cash equivalents of $779 million resulted from the matters identified in the consolidated statements of cash flows.
- Accounts receivable increased by $460 million due to the inclusion in the December 31, 2010 balance sheet of accounts receivable of $254 million that were previously treated as sold into our A/R programs and as a result of higher sales, partially offset by foreign currency translation impacts as the U.S. dollar strengthened against other relevant currencies. Upon the adoption of new accounting guidance in 2010, transfers of our accounts receivable under the A/R Programs no longer met the criteria for derecognition and off-balance sheet treatment. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings beginning January 1, 2010 and are now on balance sheet. For more information regarding the on balance sheet treatment of our A/R Programs, see "Note 16. Off-Balance Sheet Securitization of Accounts Receivable" to our consolidated financial statements.
- Inventories increased by $212 million mainly due to higher raw material costs, partially offset by foreign currency translation as the U.S. dollar strengthened against other relevant currencies.
- The increase in accounts payable of $132 million was primarily due to higher raw material inventory costs, partially offset by foreign currency translation impacts as the U.S. dollar strengthened against other relevant currencies.
- Current portion of debt increased by $88 million. As of December 31, 2010 we had €139 million (approximately $183 million) outstanding on our EU A/R Program with a maturity in October 2011. This amount was classified as current portion of debt as of December 31, 2010. We intend to extend this program in 2011. In addition, on January 18, 2011 we prepaid $100 million of our 7.375% senior subordinated notes due 2015. Accordingly, this amount was classified as current portion of debt as of December 31, 2010. At December 31, 2009, the Convertible Notes were classified as current portion of debt. The Convertible Notes were repaid on January 11, 2010. For more information, see "Note 14. Debt" to our consolidated financial statements.

Direct and Subsidiary Debt

Our direct debt and guarantee obligations consist of the following: guarantees of certain debt of HPS (our Chinese MDI joint venture); a guarantee of certain obligations of Arabian Amines Company (our consolidated ethyleneamines manufacturing joint venture in Jubail, Saudi Arabia); a guarantee of certain debt of Huntsman Corporation Australia Pty Limited; certain indebtedness incurred from time to time to finance certain insurance premiums; and a guarantee of certain obligations of Huntsman International in its capacity as a contributor and servicer guarantor under the U.S. A/R Program.

Substantially all of our other debt, including the facilities described below, has been incurred by our subsidiaries (primarily Huntsman International); such subsidiary debt is nonrecourse to us and we have no contractual obligation to fund our subsidiaries' respective operations.

Senior Credit Facilities

As of December 31, 2010, our Senior Credit Facilities consisted of the following (dollars in millions):

Facility	Committed Amount	Principal Outstanding	Carrying Value	Interest Rate(2)	Maturity
Revolving Facility	$300	$ —	$ —(1)	USD LIBOR plus 3.0%	2014(3)
Term Loan B	NA	$1,302	$1,302	USD LIBOR plus 1.50%	2014(3)
Term Loan C	NA	$ 427	$ 386	USD LIBOR plus 2.25%	2016(3)

(1) We had no borrowings outstanding under our Revolving Facility; we had approximately $29 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility.

(2) The applicable interest rate of the Revolving Facility and Term Loan B are subject to certain secured leverage ratio thresholds. As of December 31, 2010, the weighted average interest rate on our outstanding balances under the Senior Credit Facilities was approximately 2%.

(3) The Revolving Facility matures in March 2014, but is subject to optional extensions from time to time with the consent of the lenders and subject to certain specified conditions and exceptions. Notwithstanding the stated maturity dates, the maturities of the Revolving Facility, Term Loan B and Term Loan C will accelerate if we do not repay, or refinance, all but $100 million of Huntsman International's outstanding debt securities on or before three months prior to the maturity dates of such debt securities.

NA—Not applicable

During 2010, we took the following actions with respect to our Senior Credit Facilities:

- On March 9, Huntsman International entered into a Fifth Amendment to Credit Agreement which replaced the agent bank, extended the stated maturity of the Revolving Facility and amended certain other terms.
- On April 26, we prepaid $124 million on Term Loan B and $40 million on Term Loan C with cash accumulated in prior periods. We incurred a loss on early extinguishment of debt of $5 million.
- On June 22, we prepaid $83 million on Term Loan B and $27 million on Term Loan C with proceeds from the final settlement of insurance claims. We incurred a loss on early extinguishment of debt of $2 million.
- We made the annual scheduled repayment of $16 million on Term Loan B and $5 million on Term Loan C.

Our obligations under the Senior Credit Facilities are guaranteed by our Guarantor subsidiaries, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between certain of our subsidiaries.

Accounts Receivable Securitization

Our A/R Programs are structured so that we grant a participating undivided interest in certain of our trade receivables to bankruptcy remote special purpose entities (the "U.S. SPE" and the "EU SPE"). We retain the servicing rights and a retained interest in the securitized receivables. Information regarding the A/R Programs as of December 31, 2010 is as follows (monetary amounts in millions):

Facility	Maturity	Maximum Funding Availability(1)	Amount Outstanding	Interest Rate(2)
U.S. A/R Program	October 2012	$125	$27.5	USD LIBOR rate plus 3.75%
U.S. A/R Program	October 2011	$125	$27.5	CP rate plus 3.50%
EU A/R Program	October 2011	€225 (approximately $297)	€139 (approximately $183)	GBP LIBOR rate, USD LIBOR rate or EURIBOR rate plus 3.75%

(1) The amount of actual availability under the A/R Programs may be lower based on the level of eligible receivables sold, changes in the credit ratings of our customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred, as defined in the applicable agreements.

(2) Each interest rate is defined in the applicable agreements. In addition, the U.S. SPE and the EU SPE are obligated to pay unused commitment fees to the lenders based on the amount of each lender's commitment.

As of December 31, 2010, $552 million of accounts receivable were pledged as collateral under the A/R Programs.

Notes

As of December 31, 2010, we had outstanding the following notes (monetary amounts in millions):

Notes	Maturity	Interest Rate	Amount Outstanding
Senior Notes	June 2016	5.500%(1)	$600 ($452 carrying value)
Senior Subordinated Notes	March 2021	8.625%	$530 ($544 carrying value)
Senior Subordinated Notes	March 2020	8.625%	$350
Senior Subordinated Notes	January 2015	7.375%	$175
Senior Subordinated Notes	January 2015	7.500%	€ 76 (approximately $100)
Senior Subordinated Notes	March 2013	6.875%	€ 84 (approximately $110)

(1) The effective interest rate at issuance was 11.73%.

During 2010, Huntsman International completed the following note offerings:

- On March 17, 2010, a $350 million offering of 8.625% senior subordinated notes due 2020. We used the net proceeds to redeem a portion of our euro-denominated senior subordinated notes due 2013 (€184 million (approximately $253 million)) and a portion of our euro-denominated senior subordinated notes due 2015 (€59 million (approximately $81 million)). See "—Redemption of Notes and Loss on Early Extinguishment of Debt" below.
- On September 24, 2010, a $350 million offering of 8.625% senior subordinated notes due 2021. We used the net proceeds to redeem a portion of our euro-denominated senior subordinated notes due 2013 (€132 million (approximately $177 million)) and a portion of U.S. dollar senior subordinated notes due 2014 ($159 million of which settled on October 12, 2010). See "—Redemption of Notes and Loss on Early Extinguishment of Debt" below.
- On November 12, 2010, a $180 million follow on offering of 8.625% senior subordinated notes due 2021. The notes are recorded at carrying value of $194 million. We used the net proceeds to redeem all $188 million of our senior subordinated notes due 2014. See "—Redemption of Notes and Loss on Early Extinguishment of Debt" below.

Our notes are governed by indentures which impose certain limitations on Huntsman International, including among other things limitations on the incurrence of debt, distributions, certain restricted payments, asset sales, and affiliate transactions. The notes are unsecured obligations and are guaranteed by certain subsidiaries named as guarantors.

Redemption of Notes and Loss on Early Extinguishment of Debt

During 2010, we redeemed or repurchased the following notes (monetary amounts in millions):

Date of Redemption	Notes	Principal Amount of Notes Redeemed	Amount Paid (Excluding Accrued Interest)	Loss on Early Extinguishment of Debt
November 29, 2010	7.875% Senior Subordinated Notes due 2014	$88	$92	$ 3
November 26, 2010	7.875% Senior Subordinated Notes due 2014	$100	$104	$ 4
October 12, 2010	7.875% Senior Subordinated Notes due 2014	$159	$165	$ 7
September 27, 2010	6.875% Senior Subordinated Notes due 2013	€132 (approximately $177)	€137 (approximately $183)	$ 7
March 17, 2010	6.875% Senior Subordinated Notes due 2013	€184 (approximately $253)	€189 (approximately $259)	$ 7
March 17, 2010	7.50% Senior Subordinated Notes due 2015	€59 (approximately $81)	€59 (approximately $81)	$ 2
January 11, 2010(1)	7.00% Convertible Notes due 2018	$250	$382	$146

(1) The Convertible Notes were issued to Apollo in December 2008 as part of the Apollo Settlement Agreement. The Convertible Notes, which would have matured on December 23, 2018, bore interest at the rate of 7% per year and were convertible into approximately 31.8 million shares of our common stock at any time by the holders.

For the year ended December 31, 2010, in connection with redemptions described in the table above, we recorded a loss on early extinguishment of debt of $176 million. As noted in "—Senior Credit Facilities" above, we also recognized a $7 million loss on early extinguishment of debt in 2010 on the prepayment of $274 million of Term Loans. For the year ended December 31, 2009, we recorded a loss on early extinguishment of debt of $21 million.

On January 18, 2011, Huntsman International redeemed $100 million of its $175 million 7.375% senior subordinated notes due 2015. The total redemption payment, excluding accrued interest was $102 million, which included $2 million of call premiums. We expect to record a loss on early extinguishment of debt for this transaction in the first quarter of 2011 of $3 million.

Variable Interest Entity Debt

Arabian Amines Company has the following loan commitments and debt financing:

- A loan facility from Saudi Industrial Development Fund for SR 507 million (approximately $135 million) (the "SIDF Facility"), of which an additional commitment of SR 41 million (approximately $11 million) was received during the three months ended December 31, 2010. As of December 31, 2010, we had SR 467 million (approximately $124 million) outstanding under the SIDF Facility. Repayment of the loan is to be made in 14 semi-annual installments that are currently scheduled to commence in 2012 with final maturity in 2018. The loan is secured by a mortgage over the fixed assets of the project and is 100% guaranteed by the Zamil Group, our 50% joint venture partner.

- A bridge loan for the SIDF Facility. As of December 31, 2010, SR14 million (approximately $4 million) was outstanding under this facility. The facility is scheduled to mature in 2011.
- A multi-purpose Islamic term facility which, as of December 31, 2010, had $63 million outstanding. This facility is scheduled to be repaid in 22 semi-annual installments commencing in 2011.
- A working capital loan facility up to $8 million. As of December 31, 2010, $8 million was outstanding under this facility. This facility matures in 2021. This working capital facility is classified as Current portion of debt on the accompanying consolidated balance sheets.

Other Debt

In September 2010, we replaced our $25 million European overdraft facility (which terminated on April 1, 2010) with a new $25 million European overdraft facility. This facility is a demand facility that we use for the working capital needs of our European subsidiaries. In addition, we continue to maintain certain other foreign overdraft facilities used for working capital needs. As of December 31, 2010 we had no borrowings on our European overdraft facility.

As of December 31, 2010, HPS had $16 million outstanding in U.S. dollar borrowings and 480 million in RMB term loan and working capital loan borrowings (approximately $73 million) under secured facilities for the construction of its plant. During 2010, HPS refinanced RMB 130 million (approximately $20 million) in working capital loans. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2010, the interest rate was approximately 1% for U.S. dollar borrowings, 5.5% for RMB term loan borrowings and 4.9% for RMB working capital loans. We have guaranteed certain of these loans.

HPS also has a loan facility with the stated capacity for discounting up to CNY700 million (approximately $106 million); drafts are discounted using a discount rate of the three-month SHIBOR plus the applicable margin. As of December 31, 2010, the all in discount rate was approximately 5%. As of December 31, 2010, HPS has discounted with recourse CNY659 million (approximately $99 million) of commercial drafts, all of which is classified as Current portion of debt on the accompanying consolidated balance sheets.

Compliance with Covenants

Our management believes that we are in compliance with the covenants contained in the agreements governing our material debt instruments, including our Senior Credit Facilities, our A/R Programs and our notes.

Our Senior Credit Facilities are subject to a single financial covenant, the Leverage Covenant, which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). The Leverage Covenant is a net senior secured leverage ratio covenant which requires that Huntsman International's ratio of senior secured debt to EBITDA (as defined in the applicable agreement) is not more than 3.75 to 1.

If in the future Huntsman International failed to comply with the Leverage Covenant, then we would not have access to liquidity under our Revolving Facility. If Huntsman International failed to comply with the Leverage Covenant at a time when we had uncollateralized loans or letters of credit outstanding under the Revolving Facility, Huntsman International would be in default under the Senior Credit Facilities, and, unless Huntsman International obtained a waiver or forbearance with respect to such default (as to which we can provide no assurance), Huntsman International could be required to pay off the balance of the Senior Credit Facilities in full, and we may not have further access to such facilities.

The agreements governing our A/R Programs also contain certain receivable performance metrics. Any material failure to meet the applicable A/R Program's metrics in the future could lead to an early termination event under the A/R Programs, which could require us to cease our use of such facilities, prohibiting us from additional borrowings against our receivables, or at the discretion of the lenders, repay the A/R Programs in full. An early termination event under the A/R Programs would also constitute an event of default under our Senior Credit Facilities, which could require us to pay off the balance of the Senior Credit Facilities in full and could result in the loss of our Senior Credit Facilities.

Short-Term and Long-Term Liquidity

We depend upon our cash, credit facilities, A/R Programs and other debt instruments to provide liquidity for our operations and working capital needs. As of December 31, 2010, we had $1,434 million of combined cash and unused borrowing capacity, consisting of $973 million in cash and restricted cash, $271 million in availability under our Revolving Facility, and $190 million in availability under our A/R Programs.

Our liquidity can be significantly impacted by various factors. The following matters had, or are expected to have, a significant impact on our liquidity:

- Our accounts receivable (excluding the $254 million effect of the on-balance sheet treatment of our A/R Programs) and inventory, net of accounts payable, increased by approximately $307 million in 2010, as reflected in our consolidated statement of cash flows. We expect volatility in our working capital components to continue.
- On March 9, 2010, Huntsman International entered into the fifth amendment to the Senior Credit Facilities. Among other things, this amendment limits the aggregate amount of revolving commitments allowable under the Revolving Facility to an amount up to $300 million. As of December 31, 2010, the aggregate amount of revolving commitments available under the Revolving Facility was $300 million. There are currently no borrowings under the Revolving Facility, and we have approximately $29 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under this facility.
- On September 8, 2009, we announced the closure of our styrenics facility located at West Footscray, Australia. We ceased the Australian styrenics operations during the first quarter of 2010. During 2009, we recorded closure costs of approximately $63 million ($25 million primarily in severance, $8 million of contract termination costs and a $30 million estimate of environmental remediation costs) and incurred other closure related costs of approximately $5 million in the first quarter of 2010. We can provide no assurance that the eventual environmental remediation costs will not be materially different from our current estimate. The closure costs are expected to be funded as they are incurred over the next several years. During 2010, we paid approximately $26 million of related restructuring costs and have remaining accruals of approximately $38 million for restructuring and environmental remediation costs as of December 31, 2010 to be paid out at a later date. See, "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

- On April 29, 2006, our former Port Arthur, Texas olefins manufacturing plant (which we sold to Flint Hills Resources in November 2007) experienced a major fire. The plant was covered by property damage and business interruption insurance, subject to a combined deductible of $60 million. We asserted claims related to losses occurring as a result of this fire. Our claims were the subject of litigation and an arbitration proceeding. Prior to December 31, 2009, we received payments on insurance claims with respect to the fire totaling $365 million. On May 14, 2010, we entered into a settlement agreement, pursuant to which we received a final payment totaling $110 million. As a result of this settlement, we recognized a gain of $110 million in discontinued operations during the second quarter of 2010. Of the $110 million payment, $34 million was reflected within the statement of cash flows as cash flows from investing activities and the remaining $76 million was reflected as cash flows from operating activities. See "Note 20. Commitments and Contingencies—Legal Matters—Port Arthur Plant Fire Insurance Litigation" and "Note 25. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire" to our consolidated financial statements. This settlement resulted in after tax proceeds to us of $92 million. In accordance with relevant provisions of the agreements governing our Senior Credit Facilities, on June 22, 2010, we used these proceeds to prepay $83 million on our term loan B facility ("Term Loan B") and $27 million on Term Loan C.
- During 2010, we made contributions to our pension and postretirement benefit plans of $127 million. During 2011, we expect to contribute an additional amount of approximately $159 million to these plans.
- On July 31, 2010, we announced that we entered into a definitive agreement to acquire the chemical business of Laffans Petrochemicals Ltd ("Laffans"), an amines and surfactants manufacturer located in Ankleshwar, India. The acquisition is expected to cost approximately $21 million including a non-compete agreement and other obligations. The acquisition is expected to occur in the first half of 2011, subject to certain terms and conditions.
- On January 18, 2011, Huntsman International redeemed $100 million of its $175 million 7.375% senior subordinated notes due 2015. The total redemption payment, excluding accrued interest was $102 million, which included $2 million of call premiums. We expect to record a loss on early extinguishment of debt in the first quarter of 2011 of $3 million.

As of December 31, 2010, we had $519 million classified as current portion of debt which consists of certain scheduled term payments and various short-term facilities, including €139 million (approximately $183 million) and $28 million outstanding under our A/R Program with maturity of October 2011, $100 million of senior subordinated notes that were redeemed on January 18, 2011, the HPS draft discounting facility in China with $99 million outstanding, the HPS facility with $33 million of loans due in 2011, our Australian credit facilities with $20 million classified as current and certain other short term facilities and scheduled amortization payments totaling $56 million. Although we cannot provide assurances, we intend to renew or extend the majority of these short-term facilities in the current period.

Contractual Obligations and Commercial Commitments

Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2010 are summarized below (dollars in millions):

	2011	2012 - 2013	2014 - 2015	After 2015	Total
Long-term debt, including current portion	$ 519	$ 270	$1,526	$1,831	$4,146
Interest(1)	197	356	275	403	1,231
Operating leases	53	93	69	63	278
Purchase commitments(2)	810	434	152	57	1,453
Total(3)(4)	$1,579	$1,153	$2,022	$2,354	$7,108

(1) Interest calculated using interest rates as of December 31, 2010 and contractual maturity dates assuming no refinancing or extension of debt instruments.

(2) We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2010. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2009 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations.

(3) Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future contributions to our pension and postretirement plans are as follows (dollars in millions):

	2011	2012 - 2013	2014 - 2015	5-Year Average Annual
Pension plans	$146	$252	$256	$100
Other postretirement obligations	13	24	24	12

(4) The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make reasonably reliable estimates of the timing and amount of payments. For additional discussion on unrecognized tax benefits, see "Note 19. Income Taxes" to our consolidated financial statement.

Off-Balance Sheet Arrangements

Receivables Securitization

For a discussion of our former off-balance sheet A/R Programs, see "Note 16. Off-Balance Sheet Securitization of Accounts Receivable" to our consolidated financial statements. Beginning in 2010, receivables transferred into the A/R Programs no longer meet the criteria for derecognition and amounts outstanding are accounted for as secured borrowings.

Restructuring, Impairment and Plant Closing Costs

For a discussion of restructuring, impairment and plant closing costs, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 20. Commitments and Contingencies—Legal Matters" to our consolidated financial statements.

Environmental, Health and Safety Matters

For a discussion of environmental, health and safety matters, see "Note 21. Environmental, Health and Safety Matters" to our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For a discussion of recently issued accounting pronouncements, see "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements" to our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Our significant accounting policies are summarized in "Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements. Summarized below are our critical accounting policies:

Fair Value

Pursuant to the Texas Bank Litigation Settlement Agreement, on June 22, 2009, Huntsman International entered into an amendment of its Senior Credit Facilities that provided for Term Loan C with a $500 million principal amount, and Huntsman International also issued $600 million aggregate principal amount of 2016 Senior Notes. In accordance with accounting guidance regarding fair value measurements, we recorded the Term Loan C and the 2016 Senior Notes in our accounting records at fair values of $439 million and $425 million, respectively, upon initial recognition in June 2009.

We primarily used the income approach to determine the fair value of these instruments. Fair value represents the present value of estimated future cash flows calculated using interest rates that were available to us for issuance of debt with similar terms, adjusted for differences in remaining maturity using relevant debt yield curves.

Management used judgment with respect to assumptions used in estimating the fair values of the Term Loan C and the 2016 Senior Notes. The effect of the following changes in certain key assumptions is summarized as follows (dollars in millions):

Assumptions	Balance Sheet Impact(1)
Effective market yield	
—1% increase	$(45)
—1% decrease	47

(1) Estimated increase (decrease) to June 2009 fair values of Term Loan C and 2016 Senior Notes

Pursuant to the Apollo Settlement Agreement, on December 23, 2008, we issued $250 million of our Convertible Notes to Apollo affiliates under the Note Purchase Agreement. In accordance with accounting guidance regarding fair value measurements, we recorded these Convertible Notes in our accounting records at a fair value of $235 million upon initial recognition in December 2008. As previously noted, we repurchased these notes on January 11, 2010.

We primarily used the income approach to determine the fair value of the Convertible Notes. Fair value is based on the present value of estimated future cash flows, calculated using management's best estimates of key assumptions including relevant interest rates, expected share volatility, dividend yields, and the probabilities associated with certain features of the Convertible Notes. We also used the market approach to assess comparables and corroborate the fair value determined using the income approach.

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to the licensing of technology, are evaluated in accordance with ASC 605-25, *Revenue Recognition—Multiple-Element Arrangements*, to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using last-in first-out ("LIFO"), first-in first-out, and average cost methods for different components of inventory. Market is determined based on net realizable value for finished goods inventories and replacement cost for raw materials and work-in-process inventories. In periods of declines in the selling prices of our finished products, inventory carrying values may exceed the net realizable value upon sale, resulting in a lower of cost or market charge. We evaluate the need for a lower of cost or market adjustment to inventories based on the period-end selling prices of our finished products.

Long-Lived Assets

The useful lives of our property, plant and equipment are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 33 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

Management uses judgment to estimate the useful lives of our long-lived assets. At December 31, 2010, if the estimated useful lives of our property, plant and equipment had either been one year greater or one year less than their recorded lives, then depreciation expense for 2010 would have been approximately $28 million less or $32 million greater, respectively.

We are required to evaluate the carrying value of our plant assets whenever events indicate that such carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations. In connection with our asset evaluation policy, we reviewed all of our long-lived assets for indicators that the carrying value may not be recoverable and determined that such indicators did not exist during the year ended December 31, 2010.

Goodwill

We test our goodwill for impairment at least annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill has been assigned to reporting units for purposes of impairment testing. Currently, substantially all of our goodwill balance relates to our Advanced Materials reporting unit.

Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. The estimated fair values of our reporting units are dependent on several significant assumptions including, among others, market information, operating results, earnings projections and anticipated future cash flows.

We tested goodwill for impairment at the beginning of the third quarter of 2010 as part of the annual impairment testing procedures and determined that no goodwill impairment existed. The results of our annual impairment testing indicated the excess of fair value of our Advanced Materials reporting unit over its carrying value was approximately $1,200 million.

Restructuring and Plant Closing Costs

We have recorded restructuring charges in recent periods in connection with closing certain plant locations, workforce reductions and other cost savings programs. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Also in connection with the Textile Effects Acquisition, we recorded liabilities for workforce reduction, non-cancelable lease termination costs and demolition, decommissioning and other restructuring costs. Estimates for plant closing costs include the write-off of the carrying value of the plant, any necessary environmental and/or regulatory costs, contract termination and demolition costs. Estimates for workforce reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information, as necessary. While management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the currently recorded estimate, historically management's estimates on a project-by-project basis have not varied to a material degree. For further discussion of our restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed each period on a tax jurisdiction by tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We do not provide for income taxes or benefits on the undistributed earnings of our non-U.S. subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

Employee Benefit Programs

We sponsor several contributory and non-contributory defined benefit plans, covering employees primarily in the U.S., the U.K., the Netherlands, Belgium and Switzerland, but also covering employees in a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from us. We also sponsor unfunded postretirement plans which provide medical and life insurance benefits covering certain employees in the U.S. and Canada. Amounts recorded in the consolidated financial statements are recorded based upon actuarial valuations performed by various independent actuaries. Inherent in these valuations are numerous assumptions regarding expected return on assets, discount rates, compensation increases, mortality rates and health care costs trends. These assumptions are disclosed in "Note 18. Employee Benefit Plans" to our consolidated financial statements.

Management, with the advice of its actuaries, uses judgment to make assumptions on which our employee pension and postretirement benefit plan obligations and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate		
—1% increase	$(25)	$(415)
—1% decrease	37	482
Expected return on assets		
—1% increase	(26)	—
—1% decrease	26	—
Rate of compensation increase		
—1% increase	21	110
—1% decrease	(16)	(104)

(1) Estimated increase (decrease) on 2010 net periodic benefit cost

(2) Estimated increase (decrease) on December 31, 2010 pension and postretirement liabilities and accumulated other comprehensive (loss) income

Environmental Reserves

Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. The extent of environmental damage may not be fully known and the processes and costs of remediation may change as new information is obtained or technology for remediation is improved. Our process for estimating the expected cost for remediation considers the information available, technology that can be utilized and estimates of the extent of environmental damage. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. For further information, see "Note 21. Environmental, Health and Safety Matters" to our consolidated financial statements.

Variable Interest Entities—Primary Beneficiary

We evaluate each of our variable interest entities on an on-going basis to determine whether we are the primary beneficiary. Management assesses, on an on-going basis, the nature of our relationship to the variable interest entity, including the amount of control that we exercise over the entity as well as the amount of risk that we bear and rewards we receive in regards to the entity, to determine if we are the primary beneficiary of that variable interest entity. Management judgment is required to assess whether these attributes are significant. We consolidate all variable interest entities for which we have concluded that we are the primary beneficiary.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive income (loss).

Interest Rate Risks

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded in other comprehensive loss. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As of December 31, 2010 and 2009, the fair value of the hedge was $(2) million and $1 million, and was recorded in other noncurrent liabilities and assets, respectively.

On January 19, 2010, we entered into an additional five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded as other comprehensive loss. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate. As of December 31, 2010, the fair value of the hedge was $(2) million and was recorded in other noncurrent liabilities.

Beginning in 2009, Arabian Amines Company entered into a 12 year floating to fixed interest rate contract providing for a receipt of LIBOR interest payments for a fixed payment of 5.02%. In connection with the consolidation of Arabian Amines Company as of July 1, 2010, the interest rate contract is now consolidated by us. See "Note 7. Variable Interest Entities" to our consolidated financial statements. The notional amount of the swap as of December 31, 2010 was $63 million, and the interest rate contract is not designated as a cash flow hedge. As of December 31, 2010, the fair value of the swap was $(5) million and was recorded as other noncurrent liabilities on the accompanying consolidated balance sheets. For 2010, we recorded a reduction in interest expense of $1 million.

For the years ended December 31, 2010 and 2009, the changes in accumulated other comprehensive (loss) income associated with these cash flow hedging activities was approximately $5 million and $(1) million, respectively.

During 2011, accumulated other comprehensive income (loss) of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

FOREIGN EXCHANGE RATE RISK

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of one year or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2010 and 2009, we had approximately $183 million and $100 million notional amount (in U.S. dollar equivalents) outstanding, respectively, in foreign currency contracts with a term of approximately one month.

In conjunction with the issuance of our 8.625% senior subordinated notes due 2020, we entered into cross-currency interest rate contracts with three counterparties. On March 17, 2010, we made payments of $350 million to these counterparties and received €255 million from these counterparties, and on maturity (March 15, 2015) we are required to pay €255 million to these counterparties and will receive $350 million from these counterparties. On March 15 and September 15 of each year, we will receive U.S. dollar interest payments of approximately $15 million (equivalent to an annual rate of 8.625%) and make interest payments of approximately €11 million (equivalent to an annual rate of approximately 8.41%). This swap is designated as a hedge of net investment for financial reporting purposes. As of December 31, 2010, the fair value of this swap was $19 million and was recorded as noncurrent assets in our consolidated balance sheet. For 2010, the effective portion of the changes in the fair value of $7 million was recorded in other comprehensive income; with the ineffective portion of $12 million, recorded as an (addition) reduction to interest expense. On July 15, 2010, we changed the method of assessing the effectiveness of this hedge from the spot method to the forward method, which we believe will reduce the ineffective portion and lower volatility in interest expense in future periods.

In 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $153 million of LIBOR floating rate debt payments for €116 million of EURIBOR floating rate debt payments. This swap was not designated as a hedge for financial reporting purposes. For the year ended December 31, 2008, we recorded a foreign currency gain on this swap of $21 million in the consolidated statements of operations.

Also in 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $96 million of LIBOR floating rate debt payments for €71 million of EURIBOR floating rate debt payments. This swap was designated as a hedge of a net investment for financial reporting purposes. We received a cash benefit from the unwind of $3 million in the fourth quarter of 2008. For the year ended December 31, 2008, the effective portion of the changes in the fair value of $14 million was recorded as income in other comprehensive (loss) income, with ineffectiveness of $2 million recorded in interest expense in our consolidated statements of operations.

A significant portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("permanent loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt to determine the appropriate amounts designated as hedges. As of December 31, 2010, we have designated approximately €338 million (approximately $446 million) of euro-denominated debt as a hedge of our net investment. For the years ended December 31, 2010, 2009 and 2008, the amount of (loss) gain recognized on the hedge of our net investment was $34 million, $(5) million and $31 million, respectively, and was recorded in other comprehensive income (loss). As of December 31, 2010, we had approximately €926 million (approximately $1,222 million) in net euro assets.

Commodity Prices Risk

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2010. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our disclosure controls and procedures were effective, in that they ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes to our internal control over financial reporting occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework and processes are designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and Directors of our Company;
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements; and
- provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting for our Company and concluded that, as of December 31, 2010, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* ("COSO").

Our independent registered public accountants, Deloitte & Touche LLP, with direct access to our Board of Directors through our Audit Committee, have audited the consolidated financial statements prepared by us and have issued attestation reports on internal control over financial reporting for our Company.

MANAGEMENT'S PROCESS TO ASSESS THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we completed a comprehensive compliance process to evaluate our internal control over financial reporting for our Company. We involved employees at all levels of our Company during 2010 in training, performing and evaluating our internal controls.

Our management's conclusion on the effectiveness of internal control over financial reporting is based on a comprehensive evaluation and analysis of the five elements of COSO. Our management considered information from multiple sources as the basis its conclusion—including self-assessments of the control activities within each work process, assessments of entity-level controls and internal control attestations from significant nonconsolidated joint ventures and external service providers, as well as from key management. In addition, our internal control processes contain self-monitoring mechanisms, and proactive steps are taken to correct deficiencies as they are identified. We also maintain an internal auditing program that independently assesses the effectiveness of internal control over financial reporting within each of the five COSO elements.

/s/ PETER R. HUNTSMAN

Peter R. Huntsman
President and Chief Executive Officer

/s/ J. KIMO ESPLIN

J. Kimo Esplin
Executive Vice President and Chief Financial Officer

/s/ L. RUSSELL HEALY

L. Russell Healy
Vice President and Controller

February 17, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the internal control over financial reporting of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 17, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's application of new accounting guidance related to its method of accounting for transfers of accounts receivable securitization programs, effective January 1, 2010.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 17, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntsman Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2, 14 and 16 to the consolidated financial statements, the Company adopted new accounting guidance which changed its method of accounting for transfers of accounts receivable under the Company's accounts receivable securitization programs, effective January 1, 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 17, 2011

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Per Share Amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents(a)	$ 966	$ 1,745
Restricted cash	7	5
Accounts and notes receivable (net of allowance for doubtful accounts of $52 and 56, respectively), ($589 and nil pledged as collateral, respectively)(a)	1,464	1,018
Accounts receivable from affiliates	15	1
Inventories(a)	1,396	1,184
Prepaid expenses	46	42
Deferred income taxes	1	36
Other current assets(a)	113	109
Total current assets	4,008	4,140
Property, plant and equipment, net(a)	3,605	3,516
Investment in unconsolidated affiliates	234	250
Intangible assets, net(a)	105	125
Goodwill	94	94
Deferred income taxes	166	138
Notes receivable from affiliates	7	8
Other noncurrent assets(a)	495	355
Total assets	$ 8,714	$ 8,626
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable(a)	$ 842	$ 730
Accounts payable to affiliates	45	25
Accrued liabilities(a)	628	623
Deferred income taxes	19	2
Current portion of debt(a)	519	431
Total current liabilities	2,053	1,811
Long-term debt(a)	3,627	3,781
Notes payable to affiliates	4	5
Deferred income taxes	314	289
Other noncurrent liabilities(a)	866	875
Total liabilities	6,864	6,761
Commitments and contingencies (Notes 20 and 21)		
Equity		
Huntsman Corporation stockholders' equity:		
Common stock $0.01 par value, 1,200,000,000 shares authorized, 239,549,365 and 237,225,258 issued and 236,799,455 and 234,081,490 outstanding in 2010 and 2009, respectively	2	2
Additional paid-in capital	3,186	3,155
Unearned stock-based compensation	(11)	(11)
Accumulated deficit	(1,090)	(1,015)
Accumulated other comprehensive loss	(297)	(287)
Total Huntsman Corporation stockholders' equity	1,790	1,844
Noncontrolling interests in subsidiaries	60	21
Total equity	1,850	1,865
Total liabilities and equity	$ 8,714	$ 8,626

(a) At December 31, 2010 and 2009, respectively, $7 and nil of cash and cash equivalents, $8 and $9 of accounts and notes receivable (net), $45 and $33 of inventories, $2 each of other current assets, $275 and $16 of property, plant and equipment (net), $7 and nil of intangible assets (net), $18 each of other noncurrent assets, $56 and $42 of accounts payable, $16 and $9 of accrued liabilities, $15 and $2 of current portion of debt, $185 and nil of long-term debt, and $109 and $93 of other noncurrent liabilities from consolidated variable interest entities are included in the respective Balance Sheet captions above. See "Note 7. Variable Interest Entities."

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2010	2009	2008
Revenues:			
Trade sales, services and fees, net	$9,049	$7,569	$ 9,892
Related party sales	201	96	164
Total revenues	9,250	7,665	10,056
Cost of goods sold	7,789	6,587	8,776
Gross profit	1,461	1,078	1,280
Operating expenses:			
Selling, general and administrative	861	850	871
Research and development	151	145	154
Other operating expense (income)	10	(18)	27
Restructuring, impairment and plant closing costs	29	88	31
Total expenses	1,051	1,065	1,083
Operating income	410	13	197
Interest expense, net	(229)	(238)	(262)
Loss on accounts receivable securitization program	—	(23)	(27)
Equity in income of investment in unconsolidated affiliates	24	3	14
Loss on early extinguishment of debt	(183)	(21)	(1)
(Expenses) income associated with the Terminated Merger and related litigation	(4)	835	780
Other income	2	—	1
Income from continuing operations before income taxes	20	569	702
Income tax expense	29	444	190
(Loss) income from continuing operations	(9)	125	512
Income (loss) from discontinued operations, (including gain (loss) on disposal of $1 in 2009 and $11 in 2008), net of tax	42	(19)	84
Income before extraordinary gain	33	106	596
Extraordinary (loss) gain on the acquisition of a business, net of tax of nil	(1)	6	14
Net income	32	112	610
Net (income) loss attributable to noncontrolling interests	(5)	2	(1)
Net income attributable to Huntsman Corporation	$ 27	$ 114	$ 609
Net income	$ 32	$ 112	$ 610
Other comprehensive (loss) income	(11)	203	(749)
Comprehensive income (loss)	21	315	(139)
Comprehensive (income) loss attributable to noncontrolling interests	(4)	1	2
Comprehensive income (loss) attributable to Huntsman Corporation	$ 17	$ 316	$ (137)

(continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Continued)

(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2010	2009	2008
Basic income (loss) per share:			
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	$(0.06)	$ 0.54	$ 2.20
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	0.17	(0.08)	0.36
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	—	0.03	0.06
Net income attributable to Huntsman Corporation common stockholders	$ 0.11	$ 0.49	$ 2.62
Weighted average shares	236.0	233.9	232.0
Diluted income (loss) per share:			
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	$(0.06)	$ 0.53	$ 2.18
Income (loss) from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	0.17	(0.08)	0.36
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	—	0.03	0.06
Net income attributable to Huntsman Corporation common stockholders	$ 0.11	$ 0.48	$ 2.60
Weighted average shares	236.0	238.3	234.3
Amounts attributable to Huntsman Corporation common stockholders:			
(Loss) income from continuing operations	$ (14)	$ 127	$ 511
Income (loss) from discontinued operations, net of tax	42	(19)	84
Extraordinary (loss) gain on the acquisition of a business	(1)	6	14
Net income	$ 27	$ 114	$ 609
Dividends per share	$ 0.40	$ 0.40	$ 0.40

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Dollars in Millions)

	Huntsman Corporation Stockholders									
	Shares									
	Common Stock	Mandatory convertible preferred stock	Common stock	Mandatory convertible preferred stock	Additional paid-in capital	Unearned stock-based compensation	Accumulated deficit	Accumulated other comprehensive (loss) income	Noncontrolling interests in subsidiaries	Total equity
Balance, January 1, 2008	221,036,190	5,750,000	$ 2	$ 288	$2,831	$(12)	$(1,540)	$ 257	$27	$1,853
Net income	—	—	—	—	—	—	609	—	1	610
Other comprehensive loss	—	—	—	—	—	—	—	(746)	(3)	(749)
Issuance of nonvested stock awards	—	—	—	—	12	(12)	—	—	—	—
Vesting of stock awards	594,908	—	—	—	1	—	—	—	—	1
Recognition of stock-based compensation	—	—	—	—	9	11	—	—	—	20
Repurchase and cancellation of stock awards	(160,058)	—	—	—	—	—	(4)	—	—	(4)
Preferred stock conversion	12,082,475	(5,750,000)	—	(288)	288	—	—	—	—	—
Effect of adoption of ASC 715-20-55 net of tax	—	—	—	—	—	—	(3)	—	—	(3)
Dividends declared on common stock	—	—	—	—	—	—	(93)	—	—	(93)
Dividends paid to noncontrolling interest shareholders	—	—	—	—	—	—	—	—	(3)	(3)
Balance, December 31, 2008	233,553,515	—	2	—	3,141	(13)	(1,031)	(489)	22	1,632
Net income	—	—	—	—	—	—	114	—	(2)	112
Other comprehensive income	—	—	—	—	—	—	—	202	1	203
Issuance of nonvested stock awards	—	—	—	—	8	(8)	—	—	—	—
Vesting of stock awards	742,565	—	—	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	—	—	6	10	—	—	—	16
Repurchase and cancellation of stock awards	(214,590)	—	—	—	—	—	(2)	—	—	(2)
Dividends declared on common stock	—	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2009	234,081,490	—	2	—	3,155	(11)	(1,015)	(287)	21	1,865
Net income	—	—	—	—	—	—	27	—	5	32
Other comprehensive loss	—	—	—	—	—	—	—	(10)	(1)	(11)
Consolidation of a variable interest entity	—	—	—	—	—	—	—	—	35	35
Issuance of nonvested stock awards	—	—	—	—	12	(12)	—	—	—	—
Vesting of stock awards	1,939,524	—	—	—	9	—	—	—	—	9
Recognition of stock-based compensation	—	—	—	—	3	12	—	—	—	15
Repurchase and cancellation of stock awards	(431,052)	—	—	—	—	—	(6)	—	—	(6)
Stock options exercised	1,209,493		—	—	3	—	—	—	—	3
Excess tax benefit related to stock-based compensation	—	—	—	—	4	—	—	—	—	4
Dividends declared on common stock	—	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2010	236,799,455	—	$ 2	$ —	$3,186	$(11)	$(1,090)	$(297)	$60	$1,850

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Millions)

	Year ended December 31,		
	2010	2009	2008
Operating Activities:			
Net income	$ 32	$ 112	$ 610
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Extraordinary loss (gain) on the acquisition of a business, net of tax	1	(6)	(14)
Equity in income of investment in unconsolidated affiliates	(24)	(3)	(14)
Dividends received from unconsolidated affiliates	—	11	11
Depreciation and amortization	405	442	398
Provision for losses on accounts receivable	6	9	6
Loss (gain) on disposal of businesses/assets, net	8	(2)	6
Loss on early extinguishment of debt	183	21	1
Noncash interest expense	22	22	2
Noncash restructuring, impairment and plant closing costs	2	13	7
Deferred income taxes	45	231	202
Noncash loss (gain) on foreign currency transactions	22	(26)	4
Stock-based compensation	27	20	20
Portion of insurance settlement representing investing activities	(34)	—	—
Noncash gain on partial fire insurance settlement	—	—	(135)
Other, net	2	1	3
Changes in operating assets and liabilities:			
Accounts and notes receivable	(183)	(88)	263
Accounts receivable from A/R Programs	(254)	—	—
Inventories	(207)	351	(119)
Prepaid expenses	(2)	5	(9)
Other current assets	(5)	(6)	(1)
Other noncurrent assets	(102)	(32)	41
Accounts payable	83	35	(186)
Accrued liabilities	(22)	(34)	(64)
Other noncurrent liabilities	(63)	28	(265)
Net cash (used in) provided by operating activities	(58)	1,104	767
Investing Activities:			
Capital expenditures	(236)	(189)	(418)
Proceeds from insurance settlement treated as reimbursement of capital expenditures	34	—	—
Acquisition of business, net of cash acquired and post-closing adjustments	—	(31)	(2)
Proceeds from sale of businesses/assets, net of adjustments	2	5	(26)
Cash assumed in connection with the initial consolidation of a variable interest entity	14	—	—
Investment in unconsolidated affiliates	—	—	(44)
Cash received from unconsolidated affiliates	4	7	10
Proceeds from maturity of government securities, restricted as to use	—	—	4
Change in restricted cash	(2)	—	(8)
Other, net	2	3	(5)
Net cash used in investing activities	(182)	(205)	(489)

(continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Millions)

	Year ended December 31,		
	2010	2009	2008
Financing Activities:			
Net (repayments) borrowings under revolving loan facilities	$ (6)	$ (14)	$ 11
Revolving loan facility from A/R Programs	254	—	—
Net (repayments) borrowings on overdraft facilities	(2)	(12)	8
Repayments of short-term debt	(175)	(13)	73
Borrowings on short-term debt	212	—	—
Repayments of long-term debt	(1,456)	(542)	(11)
Proceeds from issuance of long-term debt	923	880	263
Repayments of notes payable	(53)	(66)	(55)
Borrowings on notes payable	46	67	48
Debt issuance costs paid	(29)	(5)	(5)
Call premiums related to early extinguishment of debt	(160)	(14)	—
Dividends paid to common stockholders	(96)	(96)	(93)
Dividends paid to preferred stockholders	—	—	(4)
Repurchase and cancellation of stock awards	(6)	(2)	(4)
Proceeds from issuance of common stock	3	—	—
Excess tax benefit related to stock-based compensation	4	—	—
Other, net	(2)	1	(1)
Net cash (used in) provided by financing activities	(543)	184	230
Effect of exchange rate changes on cash	4	5	(5)
(Decrease) increase in cash and cash equivalents	(779)	1,088	503
Cash and cash equivalents at beginning of period	1,745	657	154
Cash and cash equivalents at end of period	$ 966	$1,745	$ 657
Supplemental cash flow information:			
Cash paid for interest	$ 203	$ 227	$ 265
Cash paid for income taxes	6	155	34

During 2010, 2009 and 2008, the amount of capital expenditures in accounts payable increased (decreased) by $48, $(13) and $9, respectively. The value of share awards that vested during 2010, 2009 and 2008 was $18, $12 and $13, respectively. In connection with our June 23, 2009 acquisition of Baroda, $5 of payables from us to MCIL were forgiven. Beginning July 1, 2010, we began consolidating Arabian Amines Company, our ethyleneamines manufacturing joint venture in Jubail, Saudi Arabia. For more information, see “Note 7. Variable Interest Entities.”

During 2010, 2009 and 2008, capital expenditures of $236, $189 and $418, respectively, were reimbursed in part by $34, nil and nil, respectively, from insurance settlement proceeds. During 2010 we received $110 from the settlement of our insurance claims related to the 2006 fire at our Port Arthur Texas plant, $34 of which was considered as a reimbursement of capital expenditures.

See accompanying notes to consolidated financial statements.

1. GENERAL

DEFINITIONS

For convenience in this report, the terms "Company," "our" or "we" may be used to refer to Huntsman Corporation and, unless the context otherwise requires, its subsidiaries and predecessors. Any references to our "Company" "we" "us" or "our" as of a date prior to October 19, 2004 (the date of our Company's formation) are to Huntsman Holdings, LLC and its subsidiaries (including their respective predecessors). In this report, "Huntsman International" refers to Huntsman International LLC (our 100% owned subsidiary) and, unless the context otherwise requires, its subsidiaries; "HPS" refers to Huntsman Polyurethanes Shanghai Ltd. (our consolidated splitting joint venture with Shanghai Chlor-Alkali Chemical Company, Ltd); and "SLIC" refers to Shanghai Liengheng Isocyanate Company (our unconsolidated manufacturing joint venture with BASF AG and three Chinese chemical companies).

In this report, we may use, without definition, the common names of competitors or other industry participants. We may also use the common names or abbreviations for certain chemicals or products. Each capitalized term used without definition in this report has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the Securities and Exchange Commission on February 17, 2011.

DESCRIPTION OF BUSINESS

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, maleic anhydride, epoxy-based polymer formulations, textile chemicals, dyes and titanium dioxide.

We operate in five segments: Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments. Our Polyurethanes, Performance Products, Advanced Materials and Textile Effects segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions beginning in 2006, we sold or shutdown substantially all of our Australian styrenics, Polymers and Base Chemicals operations. We report the results of our former Australian styrenics, Polymers and Base Chemicals businesses as discontinued operations. See "Note 27. Discontinued Operations."

COMPANY

Our Company, a Delaware corporation, was formed in 2004 to hold the Huntsman businesses. Jon M. Huntsman founded the predecessor to our Company in the early 1970s as a small packaging company. Since then, we have grown through a series of acquisitions and now own a global portfolio of businesses.

Currently, we operate all of our businesses through Huntsman International, our 100% owned subsidiary. Huntsman International is a Delaware limited liability company and was formed in 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly-owned and majority-owned subsidiaries and any variable interest entities for which we are the primary beneficiary. All intercompany accounts and transactions have been eliminated, except for intercompany sales between continuing and discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform with the current presentation. During the first quarter of 2010, we began reporting our LIFO inventory valuation reserves as part of Corporate and other; these reserves were previously reported in our Performance Products segment. During the third quarter of 2010, we began reporting the amounts outstanding under the A/R Programs and certain purchase accounting adjustments as part of our Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments segments' assets. These amounts were previously reported as Corporate and other segment assets. In addition, we eliminated intercompany balances from the assets of each reportable segment. During the fourth quarter of 2010, we began reporting the (income) loss attributable to noncontrolling interests in the reporting segment to which the subsidiary relates. Previously, (income) loss attributable to noncontrolling interests was reported in our Corporate and other segment. All relevant information for prior periods has been reclassified to reflect these changes.

Subsequent Events

We have evaluated material subsequent events through the date these financial statements were issued.

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to licensing of technology, are evaluated to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Goods Sold

We classify the costs of manufacturing and distributing our products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs also include, among other things, plant site operating costs and overhead (including depreciation), production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight and warehousing costs are also included in cost of goods sold.

Cash and Cash Equivalents

We consider cash in checking accounts and cash in short-term highly liquid investments with remaining maturities of three months or less at the date of purchase, to be cash and cash equivalents. Cash flows from discontinued operations are not presented separately in the accompanying consolidated statements of cash flows.

Allowance for Doubtful Trade Receivables

An allowance for doubtful trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

Securitization of Accounts Receivable

Under our A/R Programs, we grant an undivided interest in certain of our trade receivables to the U.S. SPE and the EU SPE. This undivided interest serves as security for the issuance of debt. The A/R Programs provide for financing through a conduit program (in both U.S. dollars and euros). Receivables transferred under the A/R Programs qualified as sales through December 31, 2009. Upon adoption of new accounting guidance on January 1, 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings in 2010. See "Note 14. Debt—Accounts Receivable Securitization" and "Note 16. Off-Balance Sheet Securitization of Accounts Receivable."

Inventories

Inventories are stated at the lower of cost or market, with cost determined using LIFO, first-in first-out, and average costs methods for different components of inventory.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	10 - 33 years
Plant and equipment	3 - 25 years
Furniture, fixtures and leasehold improvements	5 - 20 years

Interest expense capitalized as part of plant and equipment was $1 million, $3 million and $17 million for the years ended December 31, 2010, 2009 and 2008, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Periodic maintenance and repairs applicable to major units of manufacturing facilities (a "turnaround") are accounted for on the deferral basis by capitalizing the costs of the turnaround and amortizing the costs over the estimated period until the next turnaround. Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of the assets are capitalized, and the assets replaced, if any, are retired.

Investment in Unconsolidated Affiliates

Investments in companies in which we exercise significant management influence, but do not control, are accounted for using the equity method. Investments in companies in which we do not exercise significant influence are accounted for using the cost method.

Intangible Assets and Goodwill

Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5 - 30 years
Trademarks	15 - 30 years
Licenses and other agreements	5 - 15 years
Other intangibles	5 - 15 years

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to any method of amortization, but is tested for impairment annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When the fair value is less than the carrying value of the related reporting unit, we are required to reduce the amount of goodwill through a charge to earnings. Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. Goodwill has been assigned to reporting units for purposes of impairment testing.

Other Noncurrent Assets

Other noncurrent assets consist primarily of spare parts, deferred debt issuance costs, the overfunded portion related to defined benefit plans for employees and capitalized turnaround costs. Debt issuance costs are amortized using the interest method over the term of the related debt.

Carrying Value of Long-Lived Assets

We review long-lived assets and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and we recognize an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved. See "Note 11. Restructuring, Impairment and Plant Closing Costs" and "Note 27. Discontinued Operations."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of our long-term debt are based on quoted market prices for the identical liability when traded as an asset in an active market.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We do not provide for income taxes or benefits on the undistributed earnings of our non-U.S. subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make many assumptions and judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and assumptions to measure the amount of the tax benefits to recognize based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

Derivatives and Hedging Activities

All derivatives, whether designated in hedging relationships or not, are recorded on our balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive (loss) income, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. Changes in the fair value of the hedge in the net investment of certain international operations are recorded in other comprehensive income, to the extent effective. The effectiveness of a cash flow hedging relationship is established at the inception of the hedge, and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

after inception we perform effectiveness assessments at least every three months. A derivative designated as a cash flow hedge is determined to be effective if the change in value of the hedge divided by the change in value of the hedged item is within a range of 80% to 125%. Hedge ineffectiveness in a cash flow hedge occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. For a derivative that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.

Environmental Expenditures

Environmental related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and incurred and are expensed or capitalized as appropriate. See "Note 21. Environmental, Health and Safety Matters."

Asset Retirement Obligations

We accrue for asset retirement obligations, which consist primarily of landfill closure costs and asbestos abatement costs, in the period in which the obligations are incurred. Asset retirement obligations are accrued at estimated fair value. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded. See "Note 12. Asset Retirement Obligations."

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency Translation

The accounts of our operating subsidiaries outside of the U.S., unless they are operating in highly inflationary economic environments, consider the functional currency to be the currency of the economic environment in which they operate. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to equity as a component of accumulated other comprehensive (loss) income.

If a subsidiary operates in an economic environment that is considered to be highly inflationary (100% cumulative inflation over a three-year period), the U.S. dollar is considered to be the functional currency and gains and losses from remeasurement to the U.S. dollar from the local currency are included in the statement of operations. Where a subsidiary's operations are effectively run, managed, financed and contracted in U.S. dollars, such as certain finance subsidiaries outside of the U.S., the U.S. dollar is considered to be the functional currency.

Foreign currency transaction gains and losses are recorded in other operating expense (income) in the consolidated statements of operations and were net (losses) gains of $(2) million, $13 million, and $(12) million for the years ended December 31, 2010, 2009 and 2008, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK-BASED COMPENSATION

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide services in exchange for the award. See "Note 23. Stock-Based Compensation Plan."

NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO HUNTSMAN CORPORATION

Basic income (loss) per share excludes dilution and is computed by dividing net income (loss) attributable to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period. Diluted income per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing net income available to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

On December 23, 2008, we issued the Convertible Notes in an aggregate principal amount of $250 million. Prior to their repurchase, the Convertible Notes were convertible into common stock at a conversion price of $7.857 per share, subject to certain anti-dilution adjustments. On January 11, 2010, we repurchased the entire $250 million principal amount of the Convertible Notes for approximately $382 million. See "Note 14. Debt."

On February 16, 2005, we issued 5,750,000 shares of 5% mandatory convertible preferred stock. On February 16, 2008, the mandatory convertible preferred stock converted into 12,082,475 shares of common stock.

Basic and diluted income (loss) per share is calculated as follows (in millions):

	Year Ended December 31,		
	2010	2009	2008
Numerator:			
Basic and diluted income from continuing operations:			
(Loss) income from continuing operations attributable to Huntsman Corporation	$ (14)	$ 127	$ 511
Convertible notes interest expense, net of tax	—	—	—
(Loss) income from continuing operations attributable Huntsman Corporation and assumed conversion	$ (14)	$ 127	$ 511
Basic and diluted net income (loss):			
Net income attributable to Huntsman Corporation	$ 27	$ 114	$ 609
Convertible notes interest expense, net of tax	—	—	—
Net income attributable to Huntsman Corporation and assumed conversion	$ 27	$ 114	$ 609
Shares (denominator):			
Weighted average shares outstanding	236.0	233.9	232.0
Dilutive securities:			
Stock-based awards	—	4.4	0.1
Convertible notes conversion	—	—	0.7
Preferred stock conversion	—	—	1.5
Total outstanding and dilutive shares assuming conversion	236.0	238.3	234.3

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Additional stock-based awards of 6.5 million, 6.4 million and 7.1 million weighted average equivalent shares of stock were outstanding during the years ended December 31, 2010, 2009 and 2008, respectively. In addition, the Convertible Notes would have had a weighted average effect of 0.9 million and 31.8 million shares of common stock and interest expense, net of tax, of $1 million and $19 million would have been included as an adjustment to the numerator of the diluted income per share calculation for the years ended December 31, 2010 and 2009, respectively. However, these stock-based awards and the assumed conversion of the Convertible Notes were not included in the computation of diluted earnings per share for the respective periods mentioned because the effect would be anti-dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting Pronouncements Adopted During 2010

In February 2010, the Financial Accounting Standards Board ("FASB") issued and we adopted Accounting Standards Update ("ASU") No. 2010-09, *Subsequent Events (Topic 855)—Amendments to Certain Recognition and Disclosure Requirements*. This ASU provides a definition of the term "SEC filer" and removes the requirement for entities that are SEC filers to disclose the date through which subsequent events have been evaluated. We evaluate subsequent events through the date the financial statements are issued.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements*. This ASU clarifies existing disclosure requirements to provide a greater level of disaggregated information and to provide more information regarding valuation techniques and inputs to fair value measurements. It requires additional disclosure related to transfers between the three levels of fair value measurement, as well as information about purchases, sales, issuances, and settlements in the roll forward of activity for Level 3 measurements. The enhanced disclosures required by this ASU are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity for Level 3 measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010. See "Note 17. Fair Value."

Effective January 1, 2010, we adopted ASU No. 2009-17, *Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which codified Statement of Financial Accounting Standards ("SFAS") No. 167, *Amendments to FASB Interpretation No. 46(R)*. This statement amends FASB Interpretation No. ("FIN") 46(R), *Consolidation of Variable Interest Entities*, to replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity ("VIE") with a qualitative approach. This new approach focuses on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. It also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE and amends the types of events that trigger a reassessment of whether an entity is a VIE. Further, it requires additional disclosures about an enterprise's involvement in variable interest entities. The initial adoption of this statement did not have a significant impact on our consolidated financial statements. See "Note 7. Variable Interest Entities."

Effective January 1, 2010, we adopted ASU No. 2009-16, *Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets*, which codified SFAS No. 166, *Accounting for Transfers of*

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Assets—an amendment of FASB Statement No. 140. This statement removes the concept of a qualifying special-purpose entity ("QSPE") from SFAS No. 140 and removes the exception from applying FIN 46(R) to QSPEs. SFAS No. 166 modifies the derecognition provisions in SFAS No. 140 and requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. It also requires additional disclosures regarding the transferor's continuing involvement with transferred financial assets and the related risks retained. Upon adoption of this statement, transfers of accounts receivable under our accounts receivable securitization programs no longer qualified for derecognition and were accounted for as secured borrowings beginning in January 2010. See "Note 16. Off-Balance Sheet Securitization of Accounts Receivable." Prior to the adoption of this statement, receivables transferred under our U.S. A/R Program and EU A/R Program qualified as sales.

Accounting Pronouncements Pending Adoption in Future Periods

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*. This ASU provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. The amendments in this ASU replace the term "fair value" in the revenue allocation guidance with "selling price" to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant, and they establish a selling price hierarchy for determining the selling price of a deliverable. The amendments in this ASU will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, and they significantly expand the required disclosures related to multiple-deliverable revenue arrangements. The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. We do not expect the adoption of this statement to have a significant impact on our consolidated financial statements.

In December 2010, the FASB Emerging Issues Task Force ("EITF") issued ASU No. 2010-29, *Business Combinations (Topic 805)—Disclosure of Supplementary Pro Forma Information for Business Combinations*, which requires public entities that present comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred at the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. These amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect the adoption of this statement to have a significant impact on our consolidated financial statements.

3. BUSINESS COMBINATIONS

Laffans Acquisition

On July 31, 2010, we announced that we entered into a definitive agreement to acquire the chemical business of Laffans, an amines and surfactants manufacturer located in Ankleshwar, India. The acquisition is expected to cost approximately $21 million including a non-compete agreement and other obligations. The acquisition is expected to occur in the first half of 2011, subject to certain terms and conditions. The acquired business will be integrated into our Performance Products segment.

Baroda Acquisition

On June 23, 2009, we announced the acquisition of Baroda, a manufacturing facility for the production of intermediates and specialty dyes for textiles, located in Baroda, India. We initially entered into an agreement to acquire Baroda on June 29, 2007. On February 6, 2009, we entered into a non-binding agreement in principle with MCIL under which the purchase price was revised to be approximately $35 million (U.S. dollar equivalents), which included receivables existing on the closing date due to MCIL from our affiliates, which were also settled at acquisition. Payment of the acquisition cost was phased in various tranches. The first tranche of $7 million was paid during 2008; additional tranches were paid during 2009; and a final payment of $2 million was made upon completion of the audit of net working capital acquired in the first quarter of 2010. In addition, $5 million of accounts payable by us to MCIL were forgiven in connection with this acquisition.

We have accounted for the Baroda acquisition using the acquisition method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed. The allocation of acquisition cost to the assets acquired and liabilities assumed is summarized as follows (dollars in millions):

Acquisition cost:	
Cash payments made in 2008	$ 7
Cash payments made in 2009	31
Cash payments made in 2010	2
Forgiveness of amounts payable from us to MCIL	(5)
Total acquisition cost	$35
Fair value of assets acquired and liabilities assumed:	
Accounts receivable	$ 2
Inventories	3
Other current assets	2
Property, plant and equipment	31
Intangible assets	3
Deferred tax asset	2
Accounts payable	(3)
Short-term debt	(3)
Deferred tax liability	(2)
Total fair value of net assets acquired	$35

3. BUSINESS COMBINATIONS (Continued)

Textile Effects Acquisition

On June 30, 2006, we acquired Ciba's textile effects business and accounted for the Textile Effects Acquisition using the purchase method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed and we determined the excess of fair value of net assets over cost. Because the fair value of the acquired assets and liabilities assumed exceeded the purchase price, the valuation of the long-lived assets acquired was reduced to zero. Accordingly, no basis was assigned to property, plant and equipment or any other non-current nonfinancial assets and the remaining excess was recorded as an extraordinary gain, net of taxes (which were not applicable because the gain was recorded in purchase accounting). During 2010, 2009 and 2008, we recorded an additional extraordinary (loss) gain on the acquisition of $(1) million, $6 million and $14 million, respectively, related to settlement of contingent purchase price consideration, the reversal of accruals for certain restructuring and employee termination costs recorded in connection with the Textile Effects Acquisition and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements.

4. INVENTORIES

Inventories consisted of the following (dollars in millions):

	December 31, 2010	December 31, 2009
Raw materials and supplies	$ 321	$ 240
Work in progress	99	77
Finished goods	1,043	917
Total	1,463	1,234
LIFO reserves	(67)	(50)
Net	$1,396	$1,184

As of December 31, 2010 and 2009, approximately 12% and 10%, respectively, of inventories were recorded using the LIFO cost method. For 2009, inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory layers carried at costs that were higher than the cost of current purchases, the effect of which increased cost of sales by approximately $1 million.

In the normal course of operations we, at times, exchange raw materials and finished goods with other companies for the purpose of reducing transportation costs. The net non-monetary open exchange positions are valued at cost. The amounts included in inventory under non-monetary open exchange agreements receivable by us for both December 31, 2010 and 2009 were $3 million each. Other open exchanges are settled in cash and result in a net deferred profit margin. The amounts under these open exchange agreements for both December 31, 2010 and 2009 were nil.

5. PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment were as follows (dollars in millions):

	December 31,	
	2010	2009
Land	$ 148	$ 146
Buildings	624	579
Plant and equipment	5,674	5,543
Construction in progress	255	174
Total	6,701	6,442
Less accumulated depreciation	(3,096)	(2,926)
Net	$ 3,605	$ 3,516

Depreciation expense for 2010, 2009 and 2008 was $363 million, $394 million and $359 million, respectively, of which $1 million, $2 million and $2 million related to discontinued operations in 2010, 2009 and 2008, respectively.

Property, plant and equipment includes gross assets acquired under capital leases of $15 million each at December 31, 2010 and 2009, related amounts included in accumulated depreciation were $15 million and $13 million at December 31, 2010 and 2009, respectively.

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES

Our ownership percentage and investment in unconsolidated affiliates were as follows (dollars in millions):

	December 31,	
	2010	2009
Equity Method:		
Sasol-Huntsman GmbH and Co. KG (50%)	$ 44	$ 26
Arabian Amines Company (50%)(1)	—	40
Louisiana Pigment Company, L.P. (50%)	98	100
BASF Huntsman Shanghai Isocyanate Investment BV (50%)(2)	65	63
International Polyurethanes Investments B.V. (45%)	16	15
Others	6	1
Total equity method investments	229	245
Cost Method:		
International Diol Company (4.35%)	5	5
Total investments	$234	$250

(1) We began consolidating Arabian Amines Company as of July 1, 2010. See "Note 7. Variable Interest Entities."

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

(2) We own 50% of BASF Huntsman Shanghai Isocyanate Investment BV. BASF Huntsman Shanghai Isocyanate Investment BV owns a 70% interest in SLIC, thus giving us an indirect 35% interest in SLIC.

Summarized applicable financial information of our unconsolidated affiliate Sasol-Huntsman as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is presented below (dollars in millions):

	2010	2009	2008
Current assets	$ 55	$47	
Noncurrent assets	123	79	
Current liabilities	22	19	
Noncurrent liabilities	83	31	
Revenues	108	68	$123
Gross profit	14	9	23
Net income	10	3	13

Summarized applicable financial information of our other unconsolidated affiliates as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 is presented below (dollars in millions):

	2010	2009	2008
Assets	$722	$939	
Liabilities	306	472	
Revenues	936	593	$718
Net income	10	3	15

In 2008, we and our joint venture partner, the Zamil Group, formed Arabian Amines Company, our ethyleneamines manufacturing joint venture in Jubail, Saudi Arabia. Arabian Amines Company's funding requirements have been satisfied through a combination of debt and equity, with the equity already provided on a 50/50 basis by us and the Zamil Group. Trial production commenced in the second quarter of 2010 and from July 2010, Arabian Amines Company generated significant revenues from the sale of product. The plant has an approximate annual capacity of 60 million pounds. We purchase and sell all of the production from this joint venture. We have provided certain guarantees of approximately $14 million for these obligations, which will terminate upon satisfaction of certain conditions. A $1 million guarantee will be provided after project completion. We have estimated that the fair value of these guarantees was nil as of the closing date of this transaction and, accordingly, no amounts have been recorded. Arabian Amines Company was accounted for under the equity method during its development stage; we began consolidating this joint venture beginning July 1, 2010. For more information, see "Note 7. Variable Interest Entities."

During 2010, we recorded an immaterial non-recurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman joint venture. This credit represented a cumulative correction of an error that was also individually immaterial in each year since our initial investment in the joint venture in 1997. In connection with the current expansion of the maleic anhydride capacity at our Sasol-Huntsman joint venture we believe that a reconsideration event will occur in the first quarter of 2011 when the plant expansion begins

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

production. As a result of our assessment, we concluded that the joint venture is a VIE and that we are the primary beneficiary. Accordingly, we will begin consolidating this joint venture during the first quarter of 2011.

7. VARIABLE INTEREST ENTITIES

We evaluate our investments and transactions to identify VIEs for which we are the primary beneficiary. We hold a variable interest in the following three joint ventures for which we are the primary beneficiary:

- Rubicon LLC manufactures products for our Polyurethanes segment. The structure of the joint venture is such that the total equity investment at risk is not sufficient to permit the joint venture to finance its activities without additional financial support. By virtue of the operating agreement with this joint venture, we purchase a majority of the output, absorb a majority of the operating costs and provide a majority of the additional funding.
- Pacific Iron Products Sdn Bhd ("Pacific Iron Products") manufactures products for our Pigments segment. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to third party customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing.
- Arabian Amines Company manufactures products for our Performance Products segment. Prior to July 1, 2010, this joint venture was in the development stage and the total equity investment at risk was sufficient for the joint venture to finance its activities without additional support. Therefore, Arabian Amines Company was accounted for under the equity method. In July 2010, Arabian Amines Company exited the development stage, which triggered the reconsideration of Arabian Amines Company as a VIE. As required in the operating agreement governing this joint venture, we purchase all of Arabian Amines Company's production and sell it to our customers. Substantially all of the joint venture's activities are conducted on our behalf. Accordingly, we concluded that we were the primary beneficiary and began consolidating Arabian Amines Company beginning July 1, 2010.

Creditors of these entities have no recourse to our general credit, except in the event that we offer guarantees of specified indebtedness. As the primary beneficiary of three variable interest entities at December 31, 2010, the joint ventures' assets, liabilities and results of operations are included in our consolidated financial statements.

7. VARIABLE INTEREST ENTITIES (Continued)

The following table summarizes the carrying amount of Rubicon LLC and Pacific Iron Products' assets and liabilities included in our consolidated balance sheet, before intercompany eliminations, as of December 31, 2010 and 2009 (dollars in millions):

	December 31, 2010	December 31, 2009
Current assets	$ 57	$ 75
Property, plant and equipment, net	17	16
Other noncurrent assets	55	36
Deferred income taxes	40	38
Total assets	$169	$165
Current liabilities	$ 74	$ 74
Long-term debt	3	4
Other noncurrent liabilities	104	92
Total liabilities	$181	$170

The following table summarizes the carrying amount of Arabian Amines Company's assets and liabilities included in our consolidated balance sheet, before intercompany eliminations, as of December 31, 2010 and July 1, 2010 (dollars in millions):

	December 31, 2010	July 1, 2010
Current assets	$ 33	$ 28
Property, plant and equipment, net	258	260
Other noncurrent assets	1	1
Intangible assets	7	7
Total assets	$299	$296
Current liabilities	$ 37	$ 39
Long-term debt	185	181
Other noncurrent liabilities	5	6
Total liabilities	$227	$226

Arabian Amines Company's assets and liabilities were recorded at estimated fair value as of July 1, 2010. Arabian Amines Company had revenues and earnings of $25 million and $2 million, respectively, for the period from the date of consolidation to December 31, 2010. All sales were intercompany sales to the Company and were eliminated upon consolidation.

8. INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization of intangible assets were as follows (dollars in millions):

	December 31, 2010			December 31, 2009		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$363	$286	$ 77	$360	$263	$ 97
Licenses and other agreements	25	12	13	18	11	7
Non-compete agreements	2	2	—	2	2	—
Other intangibles	69	54	15	66	45	21
Total	$459	$354	$105	$446	$321	$125

Amortization expense was $30 million, $34 million and $27 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year ending December 31:	
2011	$28
2012	23
2013	20
2014	10
2015	6

9. OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following (dollars in millions):

	December 31,	
	2010	2009
Pension assets	$ 75	31
Debt issuance costs	33	16
Capitalized turnaround costs	164	98
Spare parts inventory	81	82
Catalyst assets	21	18
Deposits	55	56
Other noncurrent assets	66	54
Total	$495	$355

Amortization expense of catalyst assets for the years ended December 31, 2010, 2009 and 2008 was $12 million, $14 million and $12 million, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (dollars in millions):

	December 31,	
	2010	2009
Payroll and related costs	$166	$168
Interest	40	33
Volume and rebate accruals	86	77
Income taxes	33	20
Taxes other than income taxes	77	72
Restructuring and plant closing costs	47	71
Environmental accruals	13	5
Pension liabilities	11	13
Other postretirement benefits	12	13
Self-insured casualty loss reserves	17	22
Other miscellaneous accruals	126	129
Total	$628	$623

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

As of December 31, 2010, 2009 and 2008, accrued restructuring, impairment and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Demolition and decommissioning	Non-cancelable lease costs	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2008	$ 75	$ 13	$ 4	$ 4	$ 96
Adjustment to Textile Effects opening balance sheet liabilities	(13)	—	(1)	—	(14)
2008 charges for 2005 and prior initiatives	1	—	1	—	2
2008 charges for 2008 initiatives	27	—	—	1	28
Reversal of reserves no longer required	(1)	—	—	—	(1)
2008 payments for 2005 and prior initiatives	(5)	—	(2)	—	(7)
2008 payments for 2006 initiatives	(19)	(11)	—	(1)	(31)
2008 payments for 2008 initiatives	(3)	—	—	(1)	(4)
Net activity of discontinued operations	(1)	—	—	—	(1)
Foreign currency effect on liability balance	7	—	—	—	7
Accrued liabilities as of December 31, 2008	68	2	2	3	75
Adjustment to Textile Effects opening balance sheet liabilities	(5)	—	—	—	(5)
2009 charges for 2006 initiatives	—	1	—	—	1
2009 charges for 2008 initiatives	5	—	—	—	5
2009 charges for 2009 initiatives	56	8	—	14	78
Reversal of reserves no longer required	(8)	—	—	—	(8)
2009 payments for 2005 and prior initiatives	(5)	—	—	—	(5)
2009 payments for 2006 initiatives	(28)	(1)	—	—	(29)
2009 payments for 2008 initiatives	(17)	—	—	—	(17)
2009 payments for 2009 initiatives	(32)	(8)	—	(12)	(52)
Net activity of discontinued operations	26	—	—	8	34
Foreign currency effect on reserve balance	—	—	—	(2)	(2)
Accrued liabilities as of December 31, 2009	60	2	2	11	75
2010 charges for 2005 and prior initiatives	1	—	—	—	1
2010 charges for 2008 initiatives	1	—	—	—	1
2010 charges for 2009 initiatives	4	—	—	5	9
2010 charges for 2010 initiatives	22	—	—	1	23
Reversal of reserves no longer required	(6)	—	(1)	—	(7)
2010 payments for 2005 and prior initiatives	(1)	(1)	—	—	(2)
2010 payments for 2006 initiatives	(3)	—	—	—	(3)
2010 payments for 2008 initiatives	(7)	—	—	—	(7)
2010 payments for 2009 initiatives	(11)	—	—	(5)	(16)
2010 payments for 2010 initiatives	(1)	—	—	(2)	(3)
Net activity of discontinued operations	(26)	—	—	—	(26)
Foreign currency effect on liability balance	3	—	—	1	4
Accrued liabilities as of December 31, 2010	$ 36	$ 1	$ 1	$ 11	$ 49

(1) The total workforce reduction reserves of $36 million relate to the termination of 256 positions, of which 216 positions had not been terminated as of December 31, 2010.

(2) Accrued liabilities remaining at December 31, 2010 and 2009, by year of initiatives were as follows (dollars in millions):

	December 31, 2010	December 31, 2009
2005 and prior initiatives	$ 2	$ 3
2006 initiatives	2	5
2008 initiatives	1	7
2009 initiatives	20	60
2010 initiatives	24	—
Total	$49	$75

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Polyurethanes	Performance Products	Advanced Materials	Textile Effects	Pigments	Discontinued Operations	Corporate & Other	Total
Accrued liabilities as of January 1, 2008	$ 4	$ 2	$ 1	$ 80	$ 8	$ 1	$—	$ 96
Adjustment to Textile Effects opening balance sheet liabilities	—	—	—	(14)	—	—	—	(14)
2008 charges for 2005 and prior initiatives	—	—	—	—	2	—	—	2
2008 charges for 2008 initiatives	—	—	—	24	3	—	1	28
Reversal of reserves no longer required	—	—	—	—	(1)	—	—	(1)
2008 payments for 2005 and prior initiatives	(1)	(1)	—	(1)	(4)	—	—	(7)
2008 payments for 2006 initiatives	—	—	—	(31)	—	—	—	(31)
2008 payments for 2008 initiatives	—	—	—	(3)	—	—	(1)	(4)
Net activity of discontinued operations	—	—	—	—	—	(1)	—	(1)
Foreign currency effect on liability balance	—	—	—	8	(1)	—	—	7
Accrued liabilities as of December 31, 2008	3	1	1	63	7	—	—	75
Adjustment to Textile Effects opening balance sheet liabilities	—	—	—	(5)	—	—	—	(5)
2009 charges for 2006 initiatives	—	—	—	1	—	—	—	1
2009 charges for 2008 initiatives	1	—	—	2	2	—	—	5
2009 charges for 2009 initiatives	—	—	12	10	45	—	11	78
Reversal of reserves no longer required	—	—	—	(7)	(1)	—	—	(8)
2009 payments for 2005 and prior initiatives	(2)	(1)	—	—	(2)	—	—	(5)
2009 payments for 2006 initiatives	—	—	—	(29)	—	—	—	(29)
2009 payments for 2008 initiatives	—	—	—	(13)	(4)	—	—	(17)
2009 payments for 2009 initiatives	—	—	(6)	(4)	(35)	—	(7)	(52)
Net activity of discontinued operations	—	—	—			34	—	34
Foreign currency effect on liability balance	—	—	—	(1)	(1)	—	—	(2)
Accrued liabilities as of December 31, 2009	2	—	7	17	11	34	4	75
2010 charges for 2005 and prior initiatives	—	—	—	—	1	—	—	1
2010 charges for 2008 initiatives	—	—	—	1	—	—	—	1
2010 charges for 2009 initiatives	—	—	1	—	8	—	—	9
2010 charges for 2010 initiatives	—	2	—	15	—	—	6	23
Reversal of reserves no longer required	—	—	(3)	(1)	(2)	—	(1)	(7)
2010 payments for 2005 and prior initiatives	(1)	—	—	—	(1)	—	—	(2)
2010 payments for 2006 initiatives	—	—	—	(3)	—	—	—	(3)
2010 payments for 2008 initiatives	(1)	—	—	(5)	(1)	—	—	(7)
2010 payments for 2009 initiatives	—	—	(3)	(2)	(8)	—	(3)	(16)
2010 payments for 2010 initiatives	—	(1)	—	—	—	—	(2)	(3)
Net activity of discontinued operations	—	—	—	—	—	(26)	—	(26)
Foreign currency effect on liability balance	—	—	—	3	—	—	1	4
Accrued liabilities as of December 31, 2010	$—	$ 1	$ 2	$ 25	$ 8	$ 8	$ 5	$ 49
Current portion of restructuring reserves	$—	$ 1	$ 1	$ 25	$ 7	$ 8	$ 5	$ 47
Long-term portion of restructuring reserve	—	—	1	—	1	—	—	2
Estimated additional future charges for current restructuring projects								
Estimated additional charges within one year	$—	$—	$—	$ —	$ 7	$ —	$—	$ 7
Estimated additional charges beyond one year	—	—	—	—	1	—	—	1

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to cash and non-cash restructuring charges for the years ended December 31, 2010, 2009 and 2008 by initiative are provided below (dollars in millions):

Cash charges:	
2010 charges for 2005 and prior initiatives	$ 1
2010 charges for 2008 initiatives	1
2010 charges for 2009 initiatives	9
2010 charges for 2010 initiatives	23
Reversal of reserves no longer required	(7)
Non-cash charges	2
Total 2010 Restructuring, Impairment and Plant Closing Costs	$29
Cash charges:	
2009 charges for 2006 initiatives	$ 1
2009 charges for 2008 initiatives	5
2009 charges for 2009 initiatives	78
Reversal of reserves no longer required	(8)
Non-cash charges	12
Total 2009 Restructuring, Impairment and Plant Closing Costs	$88
Cash charges:	
2008 charges for 2005 and prior initiatives	$ 2
2008 charges for 2008 initiatives	28
Reversal of reserves no longer required	(1)
Non-cash charges	2
Total 2008 Restructuring, Impairment and Plant Closing Costs	$31

2010 Restructuring Activities

As of December 31, 2010, our Performance Products segment restructuring reserve consisted of $1 million related to workforce reductions in connection with a new Performance Products organizational structure. During 2010, we recorded charges of $2 million related to workforce reductions in connection with this project.

As of December 31, 2010, our Advanced Materials segment restructuring reserve consisted of $2 million related to workforce reductions in connection with a reorganization designed to implement a regional management structure. During 2010, we recorded net reversals of $2 million primarily related to workforce reductions in connection to this project.

As of December 31, 2010, our Textile Effects segment restructuring reserve consisted of $25 million of which $2 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $1 million related to the streamlining of the textile effects business into two global strategic business units as announced during the fourth quarter of 2008, $3 million related to workforce reductions at our production facility in Langweid, Germany, and $19 million related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland. During 2010,

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

our Textile Effects segment recorded net charges of $15 million primarily related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland.

As of December 31, 2010, our Pigments segment restructuring reserve consisted of $8 million primarily related to workforce reductions at our Huelva, Spain and Scarlino, Italy plants. During 2010, our Pigments segment recorded net charges of $7 million primarily related to the closure of our Grimsby, U.K. plant. We expect to incur additional charges of $8 million through December 31, 2012, primarily related to the closure of our Grimsby, U.K. plant.

The restructuring reserve related to discontinued operations as of December 31, 2010 of $8 million was associated with the closure of our Australian styrenics business. For more information, see "Note 27. Discontinued Operations—Australian Styrenics Business Shutdown."

As of December 31, 2010, our Corporate and other segment restructuring reserve consisted of $5 million primarily related to a reorganization and regional consolidation of our transactional accounting and purchasing activities. During 2010, we recorded net charges of $5 million in Corporate and other primarily related to workforce reductions in connection with these projects.

2009 Restructuring Activities

As of December 31, 2009, our Polyurethanes segment restructuring reserve consisted of $2 million related to restructuring initiatives at our Rozenburg, Netherlands site (as announced in 2003).

As of December 31, 2009, our Advanced Materials segment restructuring reserve consisted of $7 million related to workforce reductions in connection with a reorganization designed to implement a regional management structure. During 2009, we recorded charges of $12 million related to this reorganization project.

As of December 31, 2009, our Textile Effects segment restructuring reserve consisted of $17 million, of which $5 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $5 million related to the streamlining of the textile effects business into two global strategic business units as announced during the fourth quarter of 2008, and $7 million related to workforce reductions at our production facility in Langweid, Germany. During 2009, we recorded charges of $13 million primarily related to workforce reductions at our Germany production facility. We also reversed accruals of $7 million primarily related to the streamlining of the textile effects business and $5 million related to certain employee termination costs recorded in connection with the Textile Effects Acquisition.

As of December 31, 2009, our Pigments segment restructuring reserve consisted of $11 million primarily related to workforce reductions at our Huelva, Spain plant. During 2009, we recorded charges of $47 million, of which $29 million primarily related to the closure of our Grimsby plant and $18 million primarily related to workforce reductions at our Huelva, Spain plant. Of the $29 million of charges at our Grimsby plant, $14 million related to contract terminations, $7 million related to workforce reductions and $8 million related to decommissioning. We also recorded non-cash charges of $4 million primarily related to a provision against engineering spare parts at our Grimsby plant.

As of December 31, 2009, the restructuring reserve associated with discontinued operations of $34 million related to the closure of our former styrenics business in West Footscray, Australia. During 2009, we recorded charges of $63 million in discontinued operations related to the closure of this

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

business, of which $25 million related to workforce reductions, $30 million related to estimated environmental remediation costs and $8 million related to contract termination costs.

As of December 31, 2009, our Corporate and other segment restructuring reserve consisted of $4 million related to our 2009 fixed cost reduction project announced in the first quarter of 2009. During 2009, we recorded charges of $11 million and non-cash charges of $3 million in Corporate and other related to other aspects of our 2009 fixed cost reduction project.

2008 Restructuring Activities

As of December 31, 2008, our Polyurethanes segment restructuring reserve consisted of $3 million related to restructuring initiatives at our Rozenburg, Netherlands site (as announced in 2003).

As of December 31, 2008, our Performance Products segment reserve consisted of $1 million related to various restructuring programs across our European surfactants business. During 2008, we recorded a non-cash charge of $1 million related to the closure of our Guelph, Canada plant.

As of December 31, 2008, our Advanced Materials segment restructuring reserve consisted of $1 million related to various restructuring programs. During 2008, our Advanced Materials segment recorded a non-cash impairment charge of $1 million related to our Deer Park, Australia and Germany fixed assets.

As of December 31, 2008, our Textile Effects segment restructuring reserve consisted of $63 million, of which $40 million related to opening balance sheet liabilities from the Textile Effects Acquisition and $23 million related to our 2008 restructuring initiatives. During 2008, our Textile Effects segment recorded cash charges for 2008 initiatives of $24 million primarily related to the streamlining of the Textile Effects business into two global strategic business units, Apparel & Home Textiles and Specialty Textiles, as announced during the fourth quarter of 2008. We also reversed accruals of $14 million for certain employee termination costs recorded in connection with the Textile Effects Acquisition.

As of December 31, 2008, our Pigments segment reserve consisted of $7 million related to the restructuring of commercial and business support activities and workforce reductions in connection with our Huelva, Spain operations. During 2008, our Pigments segment recorded charges of $5 million related to the restructuring of commercial and business support activities.

12. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations consist primarily of landfill capping, closure and post-closure costs and asbestos abatement costs. We are legally required to perform capping and closure and post-closure care on the landfills and asbestos abatement on certain of our premises. For each asset retirement obligation we recognized the estimated fair value of a liability and capitalized the cost as part of the cost basis of the related asset.

12. ASSET RETIREMENT OBLIGATIONS (Continued)

The following table describes changes to our asset retirement obligation liabilities, all of which were recorded in Other noncurrent liabilities on the accompanying balance sheets (dollars in millions):

	December 31,	
	2010	2009
Asset retirement obligation at beginning of year	$21	$20
Accretion expense	1	1
Liabilities incurred	1	—
Foreign currency effect on reserve balance	1	—
Asset retirement obligation at end of year	$24	$21

13. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of the following (dollars in millions):

	December 31,	
	2010	2009
Pension liabilities	$538	$534
Other postretirement benefits	124	122
Environmental accruals	35	36
Restructuring and plant closing costs	2	4
Asset retirement obligations	24	21
Other noncurrent liabilities	143	158
Total	$866	$875

14. DEBT

Outstanding debt of consolidated entities consisted of the following (dollars in millions):

	December 31, 2010	December 31, 2009
Senior Credit Facilities:		
Term loans	$1,688	$1,968
Amounts outstanding under A/R programs	238	—
Senior notes	452	434
Senior subordinated notes	1,279	1,294
Australian credit facilities	33	34
HPS (China) debt	188	163
Variable interest entities—Arabian Amines Company	200	—
Convertible Notes	—	236
Other	68	83
Total debt—excluding debt to affiliates	$4,146	$4,212
Total current portion of debt	$ 519	$ 431
Long-term portion	3,627	3,781
Total debt—excluding debt to affiliates	$4,146	$4,212
Total debt—excluding debt to affiliates	$4,146	$4,212
Notes payable to affiliates-noncurrent	4	5
Total debt	$4,150	$4,217

Direct and Subsidiary Debt

Our direct debt and guarantee obligations consist of the following: guarantees of certain debt of HPS (our Chinese MDI joint venture); a guarantee of certain obligations of Arabian Amines Company (our consolidated ethyleneamines manufacturing joint venture in Jubail, Saudi Arabia); a guarantee of certain debt of Huntsman Corporation Australia Pty Limited; certain indebtedness incurred from time to time to finance certain insurance premiums; and a guarantee of certain obligations of Huntsman International in its capacity as a contributor and servicer guarantor under the U.S. A/R Program.

Substantially all of our other debt, including the facilities described below, has been incurred by our subsidiaries (primarily Huntsman International); such subsidiary debt is nonrecourse to us and we have no contractual obligation to fund our subsidiaries' respective operations.

14. DEBT (Continued)

Senior Credit Facilities

As of December 31, 2010, our Senior Credit Facilities consisted of the following (dollars in millions):

Facility	Committed Amount	Principal Outstanding	Carrying Value	Interest Rate(2)	Maturity
Revolving Facility	$300	—	$ —(1)	USD LIBOR plus 3.0%	2014(3)
Term Loan B	NA	$1,302	$1,302	USD LIBOR plus 1.50%	2014(3)
Term Loan C	NA	$ 427	$ 386	USD LIBOR plus 2.25%	2016(3)

(1) We had no borrowings outstanding under our Revolving Facility; we had approximately $29 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility.

(2) The applicable interest rate of the Revolving Facility and Term Loan B are subject to certain secured leverage ratio thresholds. As of December 31, 2010, the weighted average interest rate on our outstanding balances under the Senior Credit Facilities was approximately 2%.

(3) The Revolving Facility matures in March 2014, but is subject to optional extensions from time to time with the consent of the lenders and subject to certain specified conditions and exceptions. Notwithstanding the stated maturity dates, the maturities of the Revolving Facility, Term Loan B and Term Loan C will accelerate if we do not repay, or refinance, all but $100 million of Huntsman International's outstanding debt securities on or before three months prior to the maturity dates of such debt securities.

NA—Not applicable

During 2010, we took the following actions with respect to our Senior Credit Facilities:

- On March 9, Huntsman International entered into a Fifth Amendment to Credit Agreement which replaced the agent bank, extended the stated maturity of the Revolving Facility and amended certain other terms.
- On April 26, we prepaid $124 million on Term Loan B and $40 million on Term Loan C with cash accumulated in prior periods. We incurred a loss on early extinguishment of debt of $5 million.
- On June 22, we prepaid $83 million on Term Loan B and $27 million on Term Loan C with proceeds from the final settlement of insurance claims. We incurred a loss on early extinguishment of debt of $2 million.
- We made the annual scheduled repayment of $16 million on Term Loan B and $5 million on Term Loan C.

Our obligations under the Senior Credit Facilities are guaranteed by our Guarantor subsidiaries, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries and pledges of intercompany notes between certain of our subsidiaries.

14. DEBT (Continued)

Accounts Receivable Securitization

Our A/R Programs are structured so that we grant a participating undivided interest in certain of our trade receivables to the U.S. SPE and the EU SPE. We retain the servicing rights and a retained interest in the securitized receivables. Information regarding the A/R Programs as of December 31, 2010 is as follows (monetary amounts in millions):

Facility	Maturity	Maximum Funding Availability(1)	Amount Outstanding	Interest Rate(2)
U.S. A/R Program	October 2012	$125	$27.5	USD LIBOR rate plus 3.75%
U.S. A/R Program	October 2011	$125	$27.5	CP rate plus 3.50%
EU A/R Program	October 2011	€225 (approximately $297)	€139 (approximately $183)	GBP LIBOR rate, USD LIBOR rate or EURIBOR rate plus 3.75%

(1) The amount of actual availability under the A/R Programs may be lower based on the level of eligible receivables sold, changes in the credit ratings of our customers, customer concentration levels, and certain characteristics of the accounts receivable being transferred, as defined in the applicable agreements.

(2) Each interest rate is defined in the applicable agreements. In addition, the U.S. SPE and the EU SPE are obligated to pay unused commitment fees to the lenders based on the amount of each lender's commitment.

As of December 31, 2010, $552 million of accounts receivable were pledged as collateral under the A/R Programs.

Notes

As of December 31, 2010, we had outstanding the following notes (monetary amounts in millions):

Notes	Maturity	Interest Rate	Amount Outstanding
Senior Notes	June 2016	5.500%(1)	$600 ($452 carrying value)
Senior Subordinated Notes	March 2021	8.625%	$530 ($544 carrying value)
Senior Subordinated Notes	March 2020	8.625%	$350
Senior Subordinated Notes	January 2015	7.375%	$175
Senior Subordinated Notes	January 2015	7. 500%	€76 (approximately $100)
Senior Subordinated Notes	March 2013	6.875%	€84 (approximately $110)

(1) The effective interest rate at issuance was 11.73%.

During 2010, Huntsman International completed the following note offerings:

- On March 17, 2010, a $350 million offering of 8.625% senior subordinated notes due 2020. We used the net proceeds to redeem a portion of our euro-denominated senior subordinated notes due 2013 (€184 million (approximately $253 million)) and a portion of our euro-denominated

14. DEBT (Continued)

senior subordinated notes due 2015 (€59 million (approximately $81 million)). See "—Redemption of Notes and Loss on Early Extinguishment of Debt" below.

- On September 24, 2010, a $350 million offering of 8.625% senior subordinated notes due 2021. We used the net proceeds to redeem a portion of our euro-denominated senior subordinated notes due 2013 (€132 million (approximately $177 million)) and a portion of U.S. dollar senior subordinated notes due 2014 ($159 million of which settled on October 12, 2010). See "—Redemption of Notes and Loss on Early Extinguishment of Debt" below.
- On November 12, 2010, a $180 million follow on offering of 8.625% senior subordinated notes due 2021. The notes are recorded at carrying value of $194 million. We used the net proceeds to redeem all $188 million of our senior subordinated notes due 2014. See "—Redemption of Notes and Loss on Early Extinguishment of Debt" below.

Our notes are governed by indentures which impose certain limitations on Huntsman International, including among other things limitations on the incurrence of debt, distributions, certain restricted payments, asset sales, and affiliate transactions. The notes are unsecured obligations and are guaranteed by certain subsidiaries named as guarantors.

14. DEBT (Continued)

Redemption of Notes and Loss on Early Extinguishment of Debt

During 2010, we redeemed or repurchased the following notes (monetary amounts in millions):

Date of Redemption	Notes	Principal Amount of Notes Redeemed	Amount Paid (Excluding Accrued Interest)	Loss on Early Extinguishment of Debt
November 29, 2010	7.875% Senior Subordinated Notes due 2014	$ 88	$ 92	$ 3
November 26, 2010	7.875% Senior Subordinated Notes due 2014	$100	$104	$ 4
October 12, 2010	7.875% Senior Subordinated Notes due 2014	$159	$165	$ 7
September 27, 2010	6.875% Senior Subordinated Notes due 2013	€132 (approximately $177)	€137 (approximately $183)	$ 7
March 17, 2010	6.875% Senior Subordinated Notes due 2013	€184 (approximately $253)	€189 (approximately $259)	$ 7
March 17, 2010	7.50% Senior Subordinated Notes due 2015	€59 (approximately $81)	€59 (approximately $81)	$ 2
January 11, 2010(1)	7.00% Convertible Notes due 2018	$250	$382	$146

(1) The Convertible Notes were issued to Apollo in December 2008 as part of the Apollo Settlement Agreement. The Convertible Notes, which would have matured on December 23, 2018, bore interest at the rate of 7% per year and were convertible into approximately 31.8 million shares of our common stock at any time by the holders.

For the year ended December 31, 2010, in connection with redemptions described in the table above, we recorded a loss on early extinguishment of debt of $176 million. As noted in "—Senior Credit Facilities" above, we also recognized a $7 million loss on early extinguishment of debt in 2010 on the prepayment of $274 million of Term Loans. For the year ended December 31, 2009, we recorded a loss on early extinguishment of debt of $21 million.

On January 18, 2011, Huntsman International redeemed $100 million of its $175 million 7.375% senior subordinated notes due 2015. The total redemption payment, excluding accrued interest was $102 million, which included $2 million of call premiums. We expect to record a loss on early extinguishment of debt for this transaction in the first quarter of 2011 of $3 million.

14. DEBT (Continued)

Variable Interest Entity Debt

Arabian Amines Company has the following loan commitments and debt financing:

- The SIDF Facility for SR 507 million (approximately $135 million), of which an additional commitment of SR 41 million (approximately $11 million) was received during the three months ended December 31, 2010. As of December 31, 2010, we had SR 467 million (approximately $124 million) outstanding under the SIDF Facility. Repayment of the loan is to be made in 14 semi-annual installments that are currently scheduled to commence in 2012 with final maturity in 2018. The loan is secured by a mortgage over the fixed assets of the project and is 100% guaranteed by the Zamil Group, our 50% joint venture partner.
- A bridge loan for the SIDF Facility. As of December 31, 2010, SR14 million (approximately $4 million) was outstanding under this facility. The facility is scheduled to mature in 2011.
- A multi-purpose Islamic term facility which, as of December 31, 2010, had $63 million outstanding. This facility is scheduled to be repaid in 22 semi-annual installments commencing in 2011.
- A working capital loan facility up to $8 million. As of December 31, 2010, $8 million was outstanding under this facility. This facility matures in 2021. This working capital facility is classified as Current portion of debt on the accompanying consolidated balance sheets.

Other Debt

In September 2010, we replaced our $25 million European overdraft facility (which terminated on April 1, 2010) with a new $25 million European overdraft facility. This facility is a demand facility that we use for the working capital needs of our European subsidiaries. In addition, we continue to maintain certain other foreign overdraft facilities used for working capital needs. As of December 31, 2010 we had no borrowings on our European overdraft facility.

As of December 31, 2010, HPS had $16 million outstanding in U.S. dollar borrowings and 480 million in RMB term loan and working capital loan borrowings (approximately $73 million) under secured facilities for the construction of its plant. During 2010, HPS refinanced RMB 130 million (approximately $20 million) in working capital loans. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2010, the interest rate was approximately 1% for U.S. dollar borrowings, 5.5% for RMB term loan borrowings and 4.9% for RMB working capital loans. We have guaranteed certain of these loans.

HPS also has a loan facility with the stated capacity for discounting up to CNY700 million (approximately $106 million); drafts are discounted using a discount rate of the three-month SHIBOR plus the applicable margin. As of December 31, 2010, the all in discount rate was approximately 5%. As of December 31, 2010, HPS has discounted with recourse CNY659 million (approximately $99 million) of commercial drafts, all of which is classified as Current portion of debt on the accompanying consolidated balance sheets.

14. DEBT (Continued)

Compliance with Covenants

Our management believes that we are in compliance with the covenants contained in the agreements governing our material debt instruments, including our Senior Credit Facilities, our A/R Programs and our notes.

Our Senior Credit Facilities are subject to a single financial covenant, the Leverage Covenant, which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). The Leverage Covenant is a net senior secured leverage ratio covenant which requires that Huntsman International's ratio of senior secured debt to EBITDA (as defined in the applicable agreement) is not more than 3.75 to 1.

If in the future Huntsman International failed to comply with the Leverage Covenant, then we would not have access to liquidity under our Revolving Facility. If Huntsman International failed to comply with the Leverage Covenant at a time when we had uncollateralized loans or letters of credit outstanding under the Revolving Facility, Huntsman International would be in default under the Senior Credit Facilities, and, unless Huntsman International obtained a waiver or forbearance with respect to such default (as to which we can provide no assurance), Huntsman International could be required to pay off the balance of the Senior Credit Facilities in full, and we may not have further access to such facilities.

The agreements governing our A/R Programs also contain certain receivable performance metrics. Any material failure to meet the applicable A/R Program's metrics in the future could lead to an early termination event under the A/R Programs, which could require us to cease our use of such facilities, prohibiting us from additional borrowings against our receivables or, at the discretion of the lenders, be required to repay the A/R Programs in full. An early termination event the A/R Programs would also constitute an event of default under our Senior Credit Facilities, which could require us to pay off the balance of the Senior Credit Facilities in full and could result in the loss of our Senior Credit Facilities.

Maturities

The scheduled maturities of our debt (excluding debt to affiliates) by year as of December 31, 2010 are as follows (dollars in millions):

Year ending December 31:	
2011	$ 519
2012	83
2013	187
2014	1,323
2015	203
Thereafter	1,831
	$4,146

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive income (loss).

INTEREST RATE RISKS

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded in other comprehensive loss. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As of December 31, 2010 and 2009, the fair value of the hedge was $(2) million and $1 million, and was recorded in other noncurrent liabilities and assets, respectively.

On January 19, 2010, we entered into an additional five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded as other comprehensive loss. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate. As of December 31, 2010, the fair value of the hedge was $(2) million and was recorded in other noncurrent liabilities.

Beginning in 2009, Arabian Amines Company entered into a 12 year floating to fixed interest rate contract providing for a receipt of LIBOR interest payments for a fixed payment of 5.02%. In connection with the consolidation of Arabian Amines Company as of July 1, 2010, the interest rate contract is now consolidated by us. See "Note 7. Variable Interest Entities." The notional amount of the swap as of December 31, 2010 was $63 million, and the interest rate contract is not designated as a cash flow hedge. As of December 31, 2010, the fair value of the swap was $(5) million and was recorded as other noncurrent liabilities on the accompanying consolidated balance sheets. For 2010, we recorded a reduction in interest expense of $1 million.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

For the years ended December 31, 2010 and 2009, the changes in accumulated other comprehensive (loss) income associated with these cash flow hedging activities was approximately $5 million and $(1) million, respectively.

During 2011, accumulated other comprehensive income (loss) of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

Foreign Exchange Rate Risk

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of one year or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2010 and 2009, we had approximately $183 million and $100 million notional amount (in U.S. dollar equivalents) outstanding, respectively, in foreign currency contracts with a term of approximately one month.

In conjunction with the issuance of our 8.625% senior subordinated notes due 2020, we entered into cross-currency interest rate contracts with three counterparties. On March 17, 2010, we made payments of $350 million to these counterparties and received €255 million from these counterparties, and on maturity (March 15, 2015) we are required to pay €255 million to these counterparties and will receive $350 million from these counterparties. On March 15 and September 15 of each year, we will receive U.S. dollar interest payments of approximately $15 million (equivalent to an annual rate of 8.625%) and make interest payments of approximately €11 million (equivalent to an annual rate of approximately 8.41%). This swap is designated as a hedge of net investment for financial reporting purposes. As of December 31, 2010, the fair value of this swap was $19 million and was recorded as noncurrent assets in our consolidated balance sheet. For 2010, the effective portion of the changes in the fair value of $7 million was recorded in other comprehensive income; with the ineffective portion of $12 million, recorded as an (addition) reduction to interest expense. On July 15, 2010, we changed the method of assessing the effectiveness of this hedge from the spot method to the forward method, which we believe will reduce the ineffective portion and lower volatility in interest expense in future periods.

In 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $153 million of LIBOR floating rate debt payments for €116 million of EURIBOR floating rate debt payments. This swap was not designated as a hedge for financial reporting purposes. For the year ended December 31, 2008, we recorded a foreign currency gain on this swap of $21 million in the consolidated statements of operations.

Also in 2008, we unwound a cross currency interest rate swap pursuant to which we had swapped $96 million of LIBOR floating rate debt payments for €71 million of EURIBOR floating rate debt

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

payments. This swap was designated as a hedge of a net investment for financial reporting purposes. We received a cash benefit from the unwind of $3 million in the fourth quarter of 2008. For the year ended December 31, 2008, the effective portion of the changes in the fair value of $14 million was recorded as income in other comprehensive (loss) income, with ineffectiveness of $2 million recorded in interest expense in our consolidated statements of operations.

A significant portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("permanent loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt to determine the appropriate amounts designated as hedges. As of December 31, 2010, we have designated approximately €338 million (approximately $446 million) of euro-denominated debt as a hedge of our net investment. For the years ended December 31, 2010, 2009 and 2008, the amount of (loss) gain recognized on the hedge of our net investment was $34 million, $(5) million and $31 million, respectively, and was recorded in other comprehensive income (loss). As of December 31, 2010, we had approximately €926 million (approximately $1,222 million) in net euro assets.

Commodity Prices Risk

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

16. OFF-BALANCE SHEET SECURITIZATION OF ACCOUNTS RECEIVABLE

Our A/R Programs are structured so that we grant an undivided interest in certain of our trade receivables to the U.S. SPE and the EU SPE. We retain the servicing rights and a retained interest in the securitized receivables. Receivables transferred under the A/R Programs qualified as sales through December 31, 2009. Upon adoption of new accounting guidance in 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings as of January 1, 2010. See "Note 2. Recently Issued Accounting Pronouncements" and "Note 14. Debt—Accounts Receivable Securitization" for 2010 securitization activity.

On October 16, 2009, we entered into a Termination and Release Agreement, pursuant to which we terminated our prior accounts receivable securitization program ("Prior A/R Program") and replaced it with a new U.S. A/R Program and a new EU A/R Program. At that time, the receivables trust repaid the entire balance of commercial paper outstanding under our Prior A/R Program using proceeds received from the new programs.

16. OFF-BALANCE SHEET SECURITIZATION OF ACCOUNTS RECEIVABLE (Continued)

As of December 31, 2009, the A/R Programs had $254 million in U.S. dollar equivalents in loans outstanding (consisting of $55 million and €139 million).

As of December 31, 2008, our prior Receivables Trust had $446 million in U.S. dollar equivalents in commercial paper outstanding (consisting of $175 million and approximately €191 million (approximately $271 million)) and held $25 million of cash collateral that was used subsequent to year-end to redeem outstanding commercial paper.

As of December 31, 2009, the retained interest of accounts receivables under the program of $262 million was reported at fair value in accounts and notes receivable in the consolidated balance sheets. The value of the retained interest was subject to credit and interest rate risk. Additional information regarding the receivables under the A/R Programs for the year ended December 31, 2009, and receivables under the Prior A/R Program for the year ended December 31, 2008 are as follows (dollars in millions):

	Year Ended December 31,	
	2009	2008
New sales of receivables	$4,285	$5,187
Cash collections from receivables reinvested	4,344	5,117
Servicing fees received	5	7
Losses on discount on receivables and fees	23	27
Total receivables over 60 days past due	17	21

The key economic assumptions used in valuing the residual interest at December 31, 2009 are presented below:

US Accounts Receivable Securitization Program	
Weighted average life (in days)	30 - 37
Credit losses (annual rate)	Less than 1%
Discount rate (weighted average life)	Less than 1%

European Accounts Receivable Securitization Program	
Weighted average life (in days)	48 - 54
Credit losses (annual rate)	Less than 1%
Discount rate (weighted average life)	Less than 1%

A 10% and 20% adverse change in any of the key economic assumptions would not have a material impact on the fair value of the retained interest.

17. FAIR VALUE

The fair values of our financial instruments were as follows (dollars in millions):

	December 31,			
	2010		2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Non-qualified employee benefit plan investments	$ 11	$ 11	$ 10	$ 10
Cross-currency interest rate contacts	19	19	—	—
Interest rate contracts	(9)	(9)	1	1
Long-term debt (including current portion)	(4,146)	(4,371)	(4,212)	(4,390)

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of our long-term debt other than the Convertible Notes are based on quoted market prices for the identical liability when traded as an asset in an active market. The estimated fair value of our Convertible Notes at December 31, 2009 was based on the present value of estimated future cash flows, calculated using management's best estimates of key assumptions including relevant interest rates, expected share volatility, dividend yields and the probabilities associated with certain features of the Convertible Notes.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2010 and 2009. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2010, and current estimates of fair value may differ significantly from the amounts presented herein.

The following assets are measured at fair value on a recurring basis (dollars in millions):

		Fair Value Amounts Using		
Description	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Available-for sale equity securities:				
Equity mutual funds	$11	$11	$—	$—
Derivatives:				
Cross-currency interest rate contract(1)	19	—	—	19
Total assets	$30	$11	$—	$19
Liabilities:				
Derivatives:				
Interest rate contracts(2)	$(9)	$—	$(9)	$—

17. FAIR VALUE (Continued)

Description	December 31, 2009	Fair Value Amounts Using		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Available-for-sale equity securities:				
Equity mutual funds	$ 10	$10	$—	$ —
Retained interest in securitized receivables(3)	262	—	—	262
Interest rate contracts(2)	1	—	1	—
Total assets	$273	$10	$ 1	$262

(1) The income approach is used to calculate the fair value of these instruments. Fair value represents the present value of estimated future cash flows, calculated using relevant interest rates, exchange rates, and yield curves at stated intervals.

(2) The income approach is used to calculate the fair value of these instruments. Fair value represents the present value of estimated future cash flows, calculated using relevant interest rates and yield curves at stated intervals.

(3) The income approach is used to value these assets. Fair value is based on the present value of expected cash flows, calculated using management's best estimates of key assumptions including credit losses and discount rates commensurate with the risks involved.

During the year ended December 31, 2010, no changes were made to the valuation techniques used to measure fair value.

17. FAIR VALUE (Continued)

The following table shows a reconciliation of beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (dollars in millions):

2010	Realized Interest in Securitized Receivables	Cross-Currency Interest Rate Contracts	Total
Beginning balance, January 1, 2010	$ 262	$—	$ 262
Total gains (losses):			
Included in earnings	—	12	12
Included in other comprehensive income (loss)	—	7	7
Purchases, issuances and settlements(1)	(262)	—	(262)
Ending balance, December 31, 2010	$ —	$19	$ 19
The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2010	$ —	$12	$ 12

2009	Realized Interest in Securitized Receivables
Beginning balance, January 1, 2009	$ 147
Total gains (losses) included in earnings	(13)
Purchases, issuances and settlements(1)	128
Ending balance, December 31, 2009	$ 262
The amount of total gains for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2009	$ 2

(1) Upon adoption of ASU 2009-16, transfers of our accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, beginning January 1, 2010, the amounts outstanding under the A/R Programs were accounted for as secured borrowings and the retained interest in securitized receivables was no longer relevant.

Gains (realized and unrealized) included in earnings for 2010 are reported in interest expense and other comprehensive loss as follows (dollars in millions):

	Interest expense	Other comprehensive income (loss)
2010:		
Total net gains included in earnings	$12	$—
Changes in unrealized gains relating to assets still held at December 31, 2010	$12	$ 7

17. FAIR VALUE (Continued)

	Loss on A/R Programs	Other income
2009:		
Total net (losses) gains included in earnings	$(20)	$7
Changes in unrealized (losses) gains relating to assets still held at December 31, 2009	$ (5)	$7

18. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT AND OTHER POSTRETIREMENT BENEFIT PLANS

Our employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all of our full-time U.S. employees. Effective July 1, 2004, the Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts. For participating employees, benefits accrued under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense.

We sponsor defined benefit plans in a number of countries outside of the U.S. The availability of these plans, and their specific design provisions, are consistent with local competitive practices and regulations.

During the fourth quarter of 2010, our Tioxide U.K. pension plan was closed to new entrants. For existing participants, benefits will only grow as a result of increases in pay. A defined contribution plan was established to replace the Tioxide U.K. pension plan for future benefit accruals.

We also sponsor unfunded postretirement benefit plans other than pensions, which provide medical and life insurance benefits.

Our postretirement benefit plans provide a fully insured Medicare Part D plan including prescription drug benefits affected by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). We cannot determine whether the medical benefits provided by our postretirement benefit plans are actuarially equivalent to those provided by the Act. We do not collect a subsidy and our net periodic postretirement benefits cost, and related benefit obligation, do not reflect an amount associated with the subsidy.

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act. On March 30, 2010, President Obama signed into law a reconciliation measure, the Health Care and Education Reconciliation Act of 2010. The passage of this legislation has resulted in comprehensive reform of health care in the U.S. We do not believe that this will have a significant impact of our financial position.

We adopted certain provisions of ASC 715-20-65-1 on January 1, 2008, which requires us to recognize the overfunded or underfunded status of our defined benefit postretirement plan(s) (other than multiemployer plans) as an asset or liability in our statement of financial position and to recognize

18. EMPLOYEE BENEFIT PLANS (Continued)

changes in the funded status in the year in which the changes occur through comprehensive income. Beginning with our fiscal year ended December 31, 2008, ASC 715-20-65-1 requires that the assumptions used to measure our benefit obligations and annual expenses be determined as of the balance sheet date and all plan assets be reported as of that date. We used the second approach as described in ASC 715-20-65-1(c)(4) to transition our measurement date from November 30 to December 31. Under this approach, we recorded a charge to beginning retained earnings, net of tax, of $3 million, as of January 1, 2008.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31, 2010 and 2009 (dollars in millions):

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2010		2009		2010		2009	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in benefit obligation								
Benefit obligation at beginning of year	$ 705	$2,152	$ 654	$2,009	$ 127	$ 8	$ 146	$ 3
Service cost	21	44	20	43	3	—	3	3
Interest cost	40	102	41	102	7	—	8	—
Participant contributions	—	13	—	13	4	—	4	—
Plan amendments	—	—	—	1	—	—	(3)	—
Foreign currency exchange rate changes	—	(23)	—	86	—	—	—	1
Settlements/transfers	—	(10)	—	(5)	—	—	—	—
Curtailments	—	—	—	(12)	—	—	—	—
Special termination benefits	—	—	—	2	—	—	—	—
Actuarial loss (gain)	34	64	35	1	5	—	(14)	2
Benefits paid	(39)	(87)	(45)	(88)	(17)	(1)	(17)	(1)
Benefit obligation at end of year	$ 761	$2,255	$ 705	$2,152	$ 129	$ 7	$ 127	$ 8
Change in plan assets								
Fair value of plan assets at beginning of year	$ 461	$1,880	$ 348	$1,592	$ —	$—	$ —	$—
Actual return on plan assets	61	163	83	230	—	—	—	—
Foreign currency exchange rate changes	—	(15)	—	75	—	—	—	—
Participant contributions	—	13	—	14	4	—	4	—
Other	—	2	—	(1)	—	—	—	—
Company contributions	34	79	75	63	13	1	13	1
Settlements/transfers	—	(10)	—	(5)	—	—	—	—
Benefits paid	(39)	(87)	(45)	(88)	(17)	(1)	(17)	(1)
Fair value of plan assets at end of year	$ 517	$2,025	$ 461	$1,880	$ —	$—	$ —	$—
Funded status								
Fair value of plan assets	$ 517	$2,025	$ 461	$1,880	$ —	$—	$ —	$—
Benefit obligation	761	2,255	705	2,152	129	7	127	8
Accrued benefit cost	$(244)	$ (230)	$(244)	$ (272)	$(129)	$(7)	$(127)	$(8)
Amounts recognized in balance sheet:								
Noncurrent asset	$ —	$ 75	$ —	$ 31	$ —	$—	$ —	$—
Current liability	(5)	(6)	(6)	(7)	(12)	—	(12)	(1)
Noncurrent liability	(239)	(299)	(238)	(296)	(117)	(7)	(115)	(7)
	$(244)	$ (230)	$(244)	$ (272)	$(129)	$(7)	$(127)	$(8)

18. EMPLOYEE BENEFIT PLANS (Continued)

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2010		2009		2010		2009	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in accumulated other comprehensive loss (income):								
Net actuarial loss	$281	$434	$276	$429	$ 26	$ 1	$ 22	$ 1
Prior service cost	(27)	2	(31)	—	(13)	—	(16)	—
Transition obligation	1	—	1	—	—	—	—	—
	$255	$436	$246	$429	$ 13	$ 1	$ 6	$ 1

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (dollars in millions):

	Defined Benefit Plans		Other Postretirement Benefit Plans	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Actuarial loss	$14	$14	$ 2	$—
Prior service cost	(5)	(2)	(3)	—
Total	$ 9	$12	$(1)	$—

Components of net periodic benefit costs for the years ended December 31, 2010, 2009 and 2008 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2010	2009	2008	2010	2009	2008
Service cost	$ 21	$ 20	$ 24	$ 44	$ 43	$ 50
Interest cost	40	41	40	102	102	113
Expected return on plan assets	(42)	(41)	(42)	(121)	(104)	(148)
Amortization of transition obligation	—	—	1	—	1	—
Amortization of prior service cost	(5)	(5)	(5)	(1)	(1)	(1)
Amortization of actuarial loss (gain)	11	7	5	14	27	(1)
Settlement loss (gain)	—	2	—	—	—	1
Special termination benefits	—	—	—	—	2	1
Net periodic benefit cost	$ 25	$ 24	$ 23	$ 38	$ 70	$ 15

18. EMPLOYEE BENEFIT PLANS (Continued)

	Other Postretirement Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2010	2009	2008	2010	2009	2008
Service cost	$ 3	$ 3	$ 3	$—	$3	$—
Interest cost	7	8	8	—	—	—
Amortization of prior service cost	(3)	(4)	(2)	—	—	—
Amortization of actuarial loss	1	1	2	—	—	—
Net periodic benefit cost	$ 8	$ 8	$ 11	$—	$3	$—

The amounts recognized in net periodic benefit cost and other comprehensive income (loss) as of December 31, 2010 and 2009 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2010	2009	2008	2010	2009	2008
Current year actuarial (gain) loss	$ 16	$ (7)	$185	$ 20	$(124)	$517
Amortization of actuarial (gain) loss	(11)	(7)	(5)	(14)	(27)	1
Current year prior service cost	—	—	—	—	1	1
Amortization of prior service cost	4	5	5	1	1	1
Amortization of transition (asset) obligation	—	—	(1)	—	(1)	(1)
Curtailment effects	—	—	—	—	(12)	—
Settlements	—	(2)	—	—	—	(1)
Total recognized in other comprehensive (income) loss	9	(11)	184	7	(162)	518
Net periodic benefit cost	25	24	23	38	70	15
Total recognized in net periodic benefit cost and other comprehensive loss	$ 34	$ 13	$207	$ 45	$ (92)	$533

	Other Postretirement Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2010	2009	2008	2010	2009	2008
Current year actuarial (gain) loss	$ 5	$(14)	$ 7	$ —	$ —	$ —
Amortization of actuarial (gain) loss	(2)	(1)	(2)	—	—	—
Current year prior service cost	—	(5)	—	—	—	—
Amortization of prior service cost	3	4	2	—	—	—
Total recognized in other comprehensive (income) loss	6	(16)	7	—	—	—
Net periodic benefit cost	8	8	11	—	3	—
Total recognized in net periodic benefit cost and other comprehensive loss	$ 14	$ (8)	$ 18	$ —	$ 3	$ —

18. EMPLOYEE BENEFIT PLANS (Continued)

The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

	Defined Benefit Plans					
	U.S. plans			Non U.S. plans		
	2010	2009	2008	2010	2009	2008
Projected benefit obligation:						
Discount rate	5.70%	5.90%	6.47%	4.69%	4.94%	5.04%
Rate of compensation increase	3.88%	3.88%	3.77%	3.38%	3.23%	3.21%
Net periodic pension cost:						
Discount rate	5.90%	6.47%	6.21%	4.94%	5.04%	5.09%
Rate of compensation increase	3.88%	3.77%	3.89%	3.23%	3.21%	3.24%
Expected return on plan assets	8.20%	8.25%	8.25%	6.65%	6.62%	6.89%

	Other Postretirement Benefit Plans					
	U.S. plans			Non U.S. plans		
	2010	2009	2008	2010	2009	2008
Projected benefit obligation:						
Discount rate	5.46%	5.59%	6.39%	6.69%	7.47%	7.60%
Net periodic pension cost:						
Discount rate	5.59%	6.39%	6.05%	7.47%	7.60%	5.25%

In both 2010 and 2009, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 8% decreasing to 5% after 2016. Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent-point change in assumed health care cost trend rates would have the following effects (dollars in millions):

Asset category	Increase	Decrease
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	2	(2)

The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets as of December 31, 2010 and 2009 were as follows (dollars in millions):

	U.S. plans		Non U.S. plans	
	2010	2009	2010	2009
Projected benefit obligation in excess of plan assets				
Projected benefit obligation	$761	$705	$1,797	$1,669
Fair value of plan assets	517	461	1,493	1,366

18. EMPLOYEE BENEFIT PLANS (Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2010 and 2009 were as follows (dollars in millions):

	U.S. plans		Non U.S. plans	
	2010	2009	2010	2009
Accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$761	$705	$745	$685
Accumulated benefit obligation	712	674	684	599
Fair value of plan assets	517	461	514	460

Expected future contributions and benefit payments are as follows (dollars in millions):

	U.S. Plans		Non-U.S. Plans	
	Defined Benefit Plans	Other Postretirement Benefit Plans	Defined Benefit Plans	Other Postretirement Benefit Plans
2011 expected employer contributions:				
To plan trusts	$ 69	$12	$ 77	$1
Expected benefit payments:				
2011	42	12	92	1
2012	45	11	92	1
2013	45	11	91	1
2014	48	11	93	1
2015	48	11	98	1
2016 - 2020	278	51	516	3

Our investment strategy with respect to pension assets is to pursue an investment plan that, over the long term, is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets, and not threaten the plan's ability to meet currently committed obligations. Additionally, our investment strategy is to achieve returns on plan assets, subject to a prudent level of portfolio risk. Plan assets are invested in a broad range of investments. These investments are diversified in terms of domestic and international equities, both growth and value funds, including small, mid and large capitalization equities; short-term and long-term debt securities; real estate; and cash and cash equivalents. The investments are further diversified within each asset category. The portfolio diversification provides protection against a single investment or asset category having a disproportionate impact on the aggregate performance of the plan assets.

Our pension plan assets are managed by outside investment managers. The investment managers value our plan assets using quoted market prices, other observable inputs or unobservable inputs. We have established target allocations for each asset category. Our pension plan assets are periodically rebalanced based upon our target allocations.

18. EMPLOYEE BENEFIT PLANS (Continued)

The fair value of plan assets for the pension plans was $2.5 billion and $2.3 billion at December 31, 2010 and 2009, respectively. The following plan assets are measured at fair value on a recurring basis (dollars in millions):

		Fair Value Amounts Using		
Asset category	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)(1)	Significant other observable inputs (Level 2)(2)	Significant unobservable inputs (Level 3)(3)
U.S. pension plans:				
Equities	$ 295	$174	$ 121	$—
Fixed income	155	97	57	1
Real estate/other	64	45	—	19
Cash	3	3	—	—
Total U.S. pension plan assets	$ 517	$319	$ 178	$20
Non-U.S. pension plans:				
Equities	$ 864	$436	$ 428	$—
Fixed income	891	244	647	—
Real estate/other	255	1	254	—
Cash	15	15	—	—
Total Non-U.S. pension plan assets	$2,025	$696	$1,329	$—

		Fair Value Amounts Using		
Asset category	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)(1)	Significant other observable inputs (Level 2)(2)	Significant unobservable inputs (Level 3)(3)
U.S. pension plans:				
Equities	$ 257	$138	$ 119	$—
Fixed income	144	93	51	—
Real estate/other	52	34	—	18
Cash	8	8	—	—
Total U.S. pension plan assets	$ 461	$273	$ 170	$18
Non-U.S. pension plans:				
Equities	$ 804	$410	$ 394	$—
Fixed income	844	218	626	—
Real estate/other	208	3	205	—
Cash	24	24	—	—
Total Non-U.S. pension plan assets	$1,880	$655	$1,225	$—

18. EMPLOYEE BENEFIT PLANS (Continued)

The following table reconciles the beginning and ending balances of plan assets measured at fair value using unobservable inputs (Level 3) (dollars in millions):

Fair Value Measurements of Plan Assets Using Level 3	Real estate/other	
	Year ended December 31, 2010	Year ended December 31, 2009
Balance at beginning of period	$18	$27
Return on pension plan assets	1	(9)
Purchases, sales and settlements	—	—
Transfers in and/or out of Level 3	—	—
Balance at end of period	$19	$18

Fair Value Measurements of Plan Assets Using Level 3	Fixed Income
	Year ended December 31, 2010
Balance at beginning of period	$—
Return on pension plan assets	—
Purchases, sales and settlements	—
Transfers in and/or out of Level 3	1
Balance at end of period	$ 1

Based upon historical returns, the expectations of our investment committee and outside advisors, the expected long term rate of return on the pension assets is estimated to be between 6.65% and 8.20%. The asset allocation for our pension plans at December 31, 2010 and 2009 and the target allocation for 2011, by asset category are as follows:

Asset category	Target Allocation 2011	Allocation at December 31, 2010	Allocation at December 31, 2009
U.S. pension plans:			
Equities	56%	57%	56%
Fixed income	30%	30%	31%
Real estate/other	14%	12%	11%
Cash	—%	1%	2%
Total U.S. pension plans	100%	100%	100%
Non-U.S. pension plans:			
Equities	41%	43%	43%
Fixed income	46%	44%	45%
Real estate/other	12%	12%	11%
Cash	1%	1%	1%
Total non-U.S. pension plans	100%	100%	100%

Equity securities in our pension plans did not include any equity securities of our Company or our affiliates at the end of 2010.

18. EMPLOYEE BENEFIT PLANS (Continued)

DEFINED CONTRIBUTION PLANS

We have a money purchase pension plan covering substantially all of our domestic employees who were hired prior to January 1, 2004. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%).

We also have a salary deferral plan covering substantially all U.S. employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

Along with the introduction of the cash balance formula within our defined benefit pension plan, the money purchase pension plan was closed to new hires. At the same time, the company match in the salary deferral plan was increased, for new hires, to a 100% match, not to exceed 4% of the participant's compensation, once the participant has achieved six years of service with the Company.

Our total combined expense for the above defined contribution plans for the years ended December 31, 2010, 2009 and 2008 was $14 million, $12 million and $12 million,

SUPPLEMENTAL SALARY DEFERRAL PLAN AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Huntsman Supplemental Savings Plan ("Huntsman SSP") is a non-qualified plan covering key management employees and allows participants to defer amounts that would otherwise be paid as compensation. The participant can defer up to 75% of their salary and bonus each year. This plan also provides benefits that would be provided under the Huntsman Salary Deferral Plan if that plan were not subject to legal limits on the amount of contributions that can be allocated to an individual in a single year. The Huntsman SSP was amended and restated effective as of January 1, 2005 to allow eligible executive employees to comply with Section 409A of the Internal Revenue Code of 1986 ("Section 409A").

The Huntsman Supplemental Executive Retirement Plan (the "SERP") is an unfunded non-qualified pension plan established to provide certain executive employees with benefits that could not be provided, due to legal limitations, under the Huntsman Defined Benefit Pension Plan, a qualified defined benefit pension plan, and the Huntsman Money Purchase Pension Plan, a qualified money purchase pension plan.

Assets of these plans are included in other noncurrent assets and as of December 31, 2010 and 2009 were $11 million and $10 million, respectively. During each of the years ended December 31, 2010, 2009 and 2008, we expensed a total of $1 million, nil, and $1 million, respectively, as contributions to the Huntsman SSP and the SERP.

STOCK-BASED INCENTIVE PLAN

In connection with the initial public offering of common and preferred stock on February 16, 2005, we adopted the Huntsman Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, nonvested stock, phantom stock, performance awards and other stock-based awards ("Awards") to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. As of December 31, 2010 we are

18. EMPLOYEE BENEFIT PLANS (Continued)

authorized to grant up to of 32.6 million shares under the Stock Incentive Plan. See "Note 23. Stock-Based Compensation Plans."

INTERNATIONAL PLANS

International employees are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are included in the consolidated financial statements in other long-term liabilities.

19. INCOME TAXES

The following is a summary of U.S. and non-U.S. provisions for current and deferred income taxes (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Income tax expense (benefit):			
U.S.			
Current	$(35)	$188	$ 22
Deferred	47	160	190
Non-U.S.			
Current	41	18	36
Deferred	(24)	78	(58)
Total	$ 29	$444	$190

The following schedule reconciles the differences between the U.S. federal income taxes at the U.S. statutory rate to our (provision) benefit for income taxes (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Income (loss) from continuing operations before income taxes	$ 20	$569	$702
Expected tax expense at U.S. statutory rate of 35%	$ 7	$199	$246
Change resulting from:			
State tax expense (benefit) net of federal benefit	(4)	7	7
Effects of non-U.S. operations and tax rate differentials	12	42	(5)
Portion of Convertible Note loss on early extinguishment of debt treated as equity for tax purposes	43	—	—
Income associated with the Terminated Merger	—	—	(73)
U.K. exchange gains	—	—	(24)
Tax authority dispute resolutions	(21)	(6)	(68)
Tax benefit of losses with valuation allowances as a result of other comprehensive income	(4)	(38)	—
Change in valuation allowance	(19)	223	105
Other, net	15	17	2
Total income tax expense	$ 29	$444	$190

19. INCOME TAXES (Continued)

On September 8, 2009, we announced the closure of our Australian styrenics operations. U.S. tax law, under our relevant facts, provides for a deduction on investments that are "worthless" for U.S. tax purposes. Therefore, during 2009 and 2010, we recorded tax benefits of $73 million and $28 million, respectively, in discontinued operations related to the closure of and the cumulative U.S. investments in our Australian styrenics business.

Included in our 2010 and 2009 non-U.S. deferred tax expense is $4 million and $38 million, respectively, of income tax benefit for losses from continuing operations for certain jurisdictions with valuation allowances to the extent income was recorded in other comprehensive income. An offsetting income tax expense was recognized in accumulated other comprehensive income.

The components of income (loss) from continuing operations before income taxes were as follows (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
U.S.	$(126)	$ 901	$ 805
Non-U.S.	146	(332)	(103)
Total	$ 20	$ 569	$ 702

Components of deferred income tax assets and liabilities were as follows (dollars in millions):

	December 31,	
	2010	2009
Deferred income tax assets:		
Net operating loss carryforwards	$ 780	$ 779
Pension and other employee compensation	218	220
Property, plant and equipment	97	107
Intangible assets	51	65
Foreign tax credits	58	56
Other, net	119	145
Total	$1,323	$1,372
Deferred income tax liabilities:		
Property, plant and equipment	$ (562)	$ (541)
Pension and other employee compensation	(19)	(8)
Other, net	(111)	(98)
Total	$ (692)	$ (647)
Net deferred tax asset before valuation allowance	$ 631	$ 725
Valuation allowance	(797)	(842)
Net deferred tax liability	$ (166)	$ (117)
Current deferred tax asset	$ 1	$ 36
Current deferred tax liability	(19)	(2)
Non-current deferred tax asset	166	138
Non-current deferred tax liability	(314)	(289)
Net deferred tax liability	$ (166)	$ (117)

19. INCOME TAXES (Continued)

We have net operating loss carryforwards ("NOLs") of $2,714 million in various non-U.S. jurisdictions. While the majority of the non-U.S. NOLs have no expiration date, $995 million have a limited life (of which $933 million are subject to a valuation allowance) and $48 million are scheduled to expire in 2011 (of which $48 million are subject to a valuation allowance). We had $142 million of NOLs expire unused in 2010 (of which $136 million had been subject to a full valuation allowance).

Included in the $2,714 million of non-U.S. NOLs is $1,095 million attributable to our Luxembourg entities. As of December 31, 2010, there is a valuation allowance against substantially all of these net tax-effected NOLs of $307 million. Due to the uncertainty surrounding the realization of the benefits of these losses, we have reduced substantially all of the related deferred tax asset with a valuation allowance.

Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. During 2010, we released valuation allowances of $20 million on certain net deferred tax assets, principally in Australia and Luxembourg. During 2009, we established valuation allowances of $149 million on certain net deferred tax assets, principally in the U.K. During 2008, we established valuation allowances of $35 million on certain net deferred tax assets, principally in Switzerland. Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions and result in additional valuation allowances in future periods.

The following is a summary of changes in the valuation allowance (dollars in millions):

	2010	2009	2008
Valuation allowance as of January 1	$842	$ 669	$ 496
Valuation allowance as of December 31	797	842	669
Net decrease (increase)	45	(173)	(173)
Foreign currency movements	1	14	(19)
(Decrease) increase to deferred tax assets with an offsetting (decrease) increase to valuation allowances	(27)	(64)	88
Reversal of valuation allowances on deferred tax assets related to prior assets acquisitions, with a corresponding reduction to goodwill and intangible assets	—	—	(1)
Change in valuation allowance per rate reconciliation	$ 19	$(223)	$(105)
Components of change in valuation allowance affecting tax expense:			
Pre-tax income and pre-tax losses in jurisdictions with valuation allowances resulting in no tax expense or benefit	$ (1)	$ (78)	$ (70)
Releases of valuation allowances in various jurisdictions	20	4	—
Establishments of valuation allowances in various jurisdictions	—	(149)	(35)
Change in valuation allowance per rate reconciliation	$ 19	$(223)	$(105)

19. INCOME TAXES (Continued)

The following is a reconciliation of our unrecognized tax benefits (dollars in millions):

	2010	2009
Unrecognized tax benefits as of January 1	$ 74	$ 64
Gross increases and decreases—tax positions taken during a prior period	(27)	(5)
Gross increases and decreases—tax positions taken during the current period	4	23
Decreases related to settlement of amounts due to tax authorities	—	—
Reductions resulting from the lapse of statutes of limitation	(10)	(10)
Foreign currency movements	2	2
Unrecognized tax benefits as of December 31	$ 43	$ 74

As of December 31, 2010 and 2009, the amount of unrecognized tax benefits which, if recognized, would affect the effective tax rate was $32 million and $59 million, respectively.

In accordance with our accounting policy, we continue to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense.

	Year ended December 31,		
	2010	2009	2008
Interest expense (benefit) included in tax expense	$ 1	$3	$(7)
Penalities expense (benefit) included in tax expense	$—	$1	$ 1

	December 31,	
	2010	2009
Accurued liability for interest	$8	$7
Accrued liability for penalties	$2	$2

We conduct business globally and, as a result, we file income tax returns in the U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
China	2002 and later
Hong Kong	2000 and later
India	2004 and later
Italy	2006 and later
Malaysia	2003 and later
Switzerland	2006 and later
The Netherlands	2005 and later
United Kingdom	2008 and later
United States federal	2010 and later

Certain of our U.S. and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately agreed upon in resolution of the issues raised may differ materially from the amounts accrued.

19. INCOME TAXES (Continued)

We estimate that it is reasonably possible that certain of our unrecognized tax benefits (both U.S. and non-U.S.) could change within 12 months of the reporting date with a resulting decrease in the unrecognized tax benefits within a reasonably possible range of $4 million to $17 million. For the 12-month period from the reporting date, we would expect that a substantial portion of the decrease in our unrecognized tax benefits would result in a corresponding benefit to our income tax expense.

During 2010, we concluded and settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Belgium, Spain, Indonesia, Thailand and the U.K. During 2009, we concluded and settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Belgium and Italy. During 2008, we concluded and settled tax examinations in the U.S. (both Federal and various states) and various non-U.S. jurisdictions including, but not limited to, Germany, Italy and the U.K.

For non-U.S. entities that were not treated as branches for U.S. tax purposes, the Company does not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were approximately $261 million at December 31, 2010. It is not practicable to determine the unrecognized deferred tax liability on those earnings.

20. COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table below are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2011. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the table below. The contractual purchase prices for substantially all of these contracts are variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2010 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. During 2010, 2009 and 2008, we made minimum payments under such take or pay contracts without taking the product of nil, $6 million and nil, respectively.

20. COMMITMENTS AND CONTINGENCIES (Continued)

Total purchase commitments as of December 31, 2010 are as follows (dollars in millions):

Year ending December 31:	
2011	$ 810
2012	285
2013	149
2014	87
2015	65
Thereafter	57
	$1,453

Operating Leases

We lease certain railcars, aircraft, equipment and facilities under long-term lease agreements. The total net expense recorded under operating lease agreements in the accompanying consolidated statements of operations is approximately $58 million, $52 million and $48 million for 2010, 2009 and 2008.

Future minimum lease payments under operating leases as of December 31, 2010 are as follows (dollars in millions):

Year ending December 31:	
2011	$ 53
2012	48
2013	45
2014	38
2015	31
Thereafter	63
	$278

Legal Matters

Asbestos Litigation

We have been named as a "premises defendant" in a number of asbestos exposure cases, typically claims by non-employees of exposure to asbestos while at a facility. In the past, these cases typically have involved multiple plaintiffs bringing actions against multiple defendants, and the complaints have not indicated which plaintiffs were making claims against which defendants, where or how the alleged injuries occurred or what injuries each plaintiff claimed. These facts, which would be central to any estimate of probable loss, generally have been learned only through discovery.

20. COMMITMENTS AND CONTINGENCIES (Continued)

Where a claimant's alleged exposure occurred prior to our ownership of the relevant "premises," the prior owners generally have contractually agreed to retain liability for, and to indemnify us against, asbestos exposure claims. This indemnification is not subject to any time or dollar amount limitations. Upon service of a complaint in one of these cases, we tender it to the prior owner. None of the complaints in these cases state the amount of damages being sought. The prior owner accepts responsibility for the conduct of the defense of the cases and payment of any amounts due to the claimants. In our fourteen-year experience with tendering these cases, we have not made any payment with respect to any tendered asbestos cases. We believe that the prior owners have the intention and ability to continue to honor their indemnity obligations, although we cannot assure you that they will continue to do so or that we will not be liable for these cases if they do not.

The following table presents for the periods indicated certain information about cases for which service has been received that we have tendered to the prior owner, all of which have been accepted.

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Unresolved at beginning of period	1,138	1,140	1,192
Tendered during period	24	18	21
Resolved during period(1)	46	20	73
Unresolved at end of period	1,116	1,138	1,140

(1) Although the indemnifying party informs us when tendered cases have been resolved, it generally does not inform us of the settlement amounts relating to such cases, if any. The indemnifying party has informed us that it typically manages our defense together with the defense of other entities in such cases and resolves claims involving multiple defendants simultaneously, and that it considers the allocation of settlement amounts, if any, among defendants to be confidential and proprietary. Consequently, we are not able to provide the number of cases resolved with payment by the indemnifying party or the amount of such payments.

We have never made any payments with respect to these cases. As of December 31, 2010, we had an accrued liability of $13 million relating to these cases and a corresponding receivable of $13 million relating to our indemnity protection with respect to these cases. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; accordingly, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2010.

Certain cases in which we are a "premises defendant" are not subject to indemnification by prior owners or operators. The following table presents for the periods indicated certain information about

20. COMMITMENTS AND CONTINGENCIES (Continued)

these cases. Cases include all cases for which service has been received by us. Certain prior cases that were filed in error against us have been dismissed.

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Unresolved at beginning of period	39	43	39
Filed during period	5	3	8
Resolved during period	7	7	4
Unresolved at end of period	37	39	43

We paid gross settlement costs for asbestos exposure cases that are not subject to indemnification of $201,000 and nil during the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, we had an accrual of $225,000 relating to these cases. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; accordingly, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2010.

Antitrust Matters

We have been named as a defendant in civil class action antitrust suits alleging that between 1999 and 2004 we conspired with Bayer, BASF, Dow and Lyondell to fix the prices of MDI, TDI, polyether polyols, and related systems ("polyether polyol products") sold in the U.S. in violation of the federal Sherman Act. These cases are consolidated as the "Polyether Polyols" cases in multidistrict litigation known as In re Urethane Antitrust Litigation, MDL No. 1616, Civil No. 2:04-md-01616-JWL-DJW, pending in the U.S. District Court for the District of Kansas.

In addition, we and the other Polyether Polyol defendants have also been named as defendants in three civil antitrust suits brought by certain direct purchasers of polyether polyol products that opted out of the class certified in MDL No. 1616. While these opt out plaintiffs make similar claims as the class plaintiffs, the court denied defendants' motion to dismiss claims of improper activity outside the class period. Accordingly, the relevant time frame for these cases is 1994-2006. These cases are referred to as the "direct action cases" and are pending in the U.S. District Court for the District of New Jersey.

Merits discovery was consolidated in MDL No. 1616 for both the class and direct action cases and is ongoing. The trial is currently scheduled for May 2012.

Two purported class action cases filed May 5 and 17, 2006 pending in the Superior Court of Justice, Ontario Canada and Superior Court, Province of Quebec, District of Quebec, by direct purchasers of MDI, TDI and polyether polyols and by indirect purchasers of these products remain largely dormant although the plaintiff in one case recently filed papers seeking class certification. A purported class action case filed February 15, 2002 by purchasers of products containing rubber and urethanes products and pending in Superior Court of California, County of San Francisco is stayed pending resolution of MDL No. 1616. Finally, we have been named in a proposed third amended complaint by indirect purchasers of MDI, TDI, polyether polyols and polyester polyols pending against

20. COMMITMENTS AND CONTINGENCIES (Continued)

Bayer and Chemtura in the U.S. District Court for the District of Massachusetts. The matter is currently stayed pending a settlement of previously asserted claims against Bayer and Chemtura. We opposed the motion for leave to file the proposed amended complaint adding us as a defendant in that action. The plaintiffs in each of these matters make similar claims against the defendants as the class plaintiffs in MDL No. 1616.

We have been named as a defendant in two purported class action civil antitrust suits alleging that we and our co-defendants and other co-conspirators conspired to fix prices of titanium dioxide sold in the U.S. between at least March 1, 2002 and the present. The cases were filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland and a consolidated complaint was filed on April 12, 2010. The other defendants named in this matter are E.I. du Pont de Nemours and Company, Kronos Worldwide Inc., Millennium Inorganic Chemicals, Inc. and the National Titanium Dioxide Company Limited (d/b/a Cristal). Together with our co-defendants we have filed a motion to dismiss this litigation.

In all of the antitrust litigation currently pending against us, the plaintiffs generally are seeking injunctive relief, treble damages, costs of suit and attorneys fees. The plaintiffs' pleadings in these various antitrust suits provide few specifics about any alleged illegal conduct on our part, and we are not aware of any illegal conduct by us or any of our employees. Nevertheless, we could incur losses due to these claims in the future and those losses could be material.

Port Arthur Plant Fire Insurance Litigation Settlement

On April 29, 2006, our former Port Arthur, Texas olefins manufacturing plant (which we sold to Flint Hills Resources in November 2007) experienced a major fire. The plant was covered by property damage and business interruption insurance through IRIC, our captive insurer, and the Reinsurers. The property damage and business interruption insurance was subject to a combined deductible of $60 million. We, together with IRIC, asserted claims to the Reinsurers related to losses occurring as a result of this fire. On August 31, 2007, the Reinsurers brought an action against us in the U.S. District Court for the Southern District of Texas. The action sought to compel us to arbitrate with the Reinsurers to resolve disputes related to our claims or, in the alternative, to declare judgment in favor of the Reinsurers. Pursuant to a December 29, 2008 agreement, we participated with the Reinsurers in binding arbitration. We paid our deductible on the claim of $60 million and were paid $365 million by the Reinsurers prior to the commencement of binding arbitration. On May 14, 2010, we entered into a settlement agreement with the Reinsurers, including those Reinsurers that did not participate in the arbitration proceedings that resolved the remainder of our insurance claim for a total amount of $110 million. The Reinsurers completed the payment of this amount on June 15, 2010. For more information, see "Note 25. Casualty Losses and Insurance Recoveries—Port Arthur, Texas Plant Fire."

Other Proceedings

We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in this report, we do not believe that the outcome of any of these matters will have a material adverse effect on our financial condition, results of operations or liquidity.

20. COMMITMENTS AND CONTINGENCIES (Continued)

GUARANTEES

Our consolidated joint venture, the Arabian Amines Company, obtained various loan commitments in the aggregate amount of approximately $206 million (U.S. dollar equivalents) of which $195 million was drawn and outstanding as of December 31, 2010. We have provided certain guarantees of approximately $14 million for these commitments and our guarantees will terminate upon satisfaction of certain conditions. We have estimated that the fair value of such guarantees was nil as of the closing date of this transaction and, accordingly, no amounts have been recorded.

We also guarantee certain obligations of Huntsman International in its capacity as a contributor and servicer guarantor under the U.S. A/R Program.

21. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

General

We are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

Environmental, Health and Safety Systems

We are committed to achieving and maintaining compliance with all applicable EHS legal requirements, and we have developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to our operations, enhance compliance with applicable legal requirements, ensure the safety of our employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist us in our compliance goals while also fostering efficiency and improvement and minimizing overall risk to us.

EHS Capital Expenditures

We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2010, 2009 and 2008, our capital expenditures for EHS matters totaled $85 million, $54 million and $58 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to

21. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

year and we cannot provide assurance that our recent expenditures will be indicative of future amounts required under EHS laws.

Remediation Liabilities

We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

Under CERCLA and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France and Australia, can hold past owners and/or operators liable for remediation at former facilities. We have been notified by third parties of claims against us for cleanup liabilities at approximately 10 former facilities or third party sites, including, but not limited to, sites listed under CERCLA. Based on current information and past experiences at other CERCLA sites, we do not expect any of these third party claims to result in material liability to us.

One of these sites, the North Maybe Canyon Mine CERCLA site, includes an abandoned phosphorous mine near Soda Springs, Idaho believed to have been operated by one of our predecessor companies (El Paso Products Company). In 2004, the U.S. Forest Service notified us that we are a CERCLA PRP for the mine site involving selenium-contaminated surface water. Under a 2004 administrative order, the current mine lessee, Nu-West Industries, Inc., began undertaking the investigation required for a CERCLA removal process. In 2008, the site was transitioned to the CERCLA remedial action process, which requires a RI/FS. In 2009, the Forest Service notified the three PRPs (our Company, Nu-West and Wells Cargo) that it would undertake the RI/FS itself. On February 19, 2010, in conjunction with Wells Cargo, we agreed to jointly comply with a UAO to conduct an RI/FS of the entire West Ridge site, although we are alleged to have had only a limited historical presence in the investigation area. In March 2010, following the initiation of litigation by Nu-West, the Forest Service assumed Nu-West's original investigation obligations. On June 15, 2010, we received the UAO which had been executed by the Forest Service and we are presently carrying out the requirements of the order. We continue to coordinate with our insurers regarding policy coverage in this matter. At this time, we are unable to estimate the cost of the RI/FS or our ultimate liability in this matter, but we do not believe it will be material to our financial condition, results of operations or cash flow.

In addition, under the RCRA and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. For example, our Port Neches, Texas, and Geismar, Louisiana, facilities are the subject of ongoing remediation requirements under RCRA authority. Similar laws exist in a number of locations in which we currently operate manufacturing facilities, such as Australia, Switzerland and Italy.

21. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

In June of 2006, an agreement was reached between the local regulatory authorities and our Advanced Materials site in Pamplona, Spain to relocate our manufacturing operations in order to facilitate new urban development desired by the city. Subsequently, as required by the authorities, soil and groundwater sampling was performed and followed by a quantitative risk assessment. In October 2010, the local authorities approved our proposed two-phase remedial approach. The first phase, to be initiated in 2011, will involve groundwater extraction and treatment in one limited area of the site. The second phase, not yet defined, would proceed during site redevelopment. However, because of the current economic conditions in Spain, we believe that the urban development plans have been postponed for the immediate future. Therefore, we are unable to further assess the timing, likelihood or amount of any potential liability.

By letter dated March 7, 2006, our Base Chemicals and Polymers facility in West Footscray, Australia, was issued a clean-up notice by EPA Victoria due to concerns about soil and groundwater contamination emanating from the site. The agency revoked the original clean-up notice on September 4, 2007 and issued a revised clean-up notice due to "the complexity of contamination issues" at the site. In the third quarter of 2009, we recorded a $30 million liability related to estimated environmental remediation costs at this site. On August 23, 2010, EPA Victoria revoked the second clean-up notice and issued a revised notice that included a requirement for financial assurance for the remediation. We have now reached agreement with the agency that a mortgage on the land will be held by the agency as financial surety during the period of current clean-up notice, which ends on July 30, 2014. We can provide no assurance that the agency will not seek to institute additional requirements for the site or that additional costs will not be associated with the clean up. This facility has been closed and demolition, which commenced in May 2010, is expected to be completed by mid-2011.

By letter of March 15, 2010, the DOJ notified us that the EPA has requested that the DOJ bring an action in federal court against us and other PRPs for recovery of costs incurred by the U.S. in connection with releases of hazardous substances from the State Marine Superfund Site in Port Arthur, Texas. As of August 31, 2007, the EPA had incurred and paid approximately $2.8 million in unreimbursed response costs related to the site. Prior to filing the complaint, the DOJ requested that PRPs sign and return a standard tolling agreement (from March 31, 2010 through September 30, 2010) and participate in settlement discussions. We originally responded to an information request regarding this site on March 7, 2005 and identified historical transactions associated with a predecessor of a company we acquired. The prior owners have contractually agreed to indemnify us in this matter. While the DOJ is aware of the indemnity, we may be required to participate in future settlement discussions; therefore, on March 29, 2010, we submitted the signed tolling agreement and offer to negotiate to the DOJ. The tolling agreement has since been extended until March 31, 2011.

In many cases, our potential liability arising from historical contamination is based on operations and other events occurring prior to our ownership of a business or specific facility. In these situations, we frequently obtained an indemnity agreement from the prior owner addressing remediation liabilities arising from pre-closing conditions. We have successfully exercised our rights under these contractual covenants for a number of sites and, where applicable, mitigated our ultimate remediation liability. We cannot assure you, however, that the liabilities for all such matters subject to indemnity, will be honored by the prior owner or that our existing indemnities will be sufficient to cover our liabilities for such matters.

21. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

Based on available information and the indemnification rights we believe are likely to be available, we believe that the costs to investigate and remediate known contamination will not have a material adverse effect on our financial condition, results of operations or cash flows. However, if such indemnities are not honored or do not fully cover the costs of investigation and remediation or we are required to contribute to such costs, then such expenditures may have a material adverse effect on our financial condition, results of operations or cash flows. At the current time, we are unable to estimate the total cost, exclusive of indemnification benefits, to remediate any of the known contamination sites.

Environmental Reserves

We have accrued liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques and are based upon requirements placed upon us by regulators, available facts, existing technology and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. We had accrued $48 million and $41 million for environmental liabilities as of December 31, 2010 and 2009, respectively. Of these amounts, $13 million and $5 million were classified as accrued liabilities in our consolidated balance sheets as of December 31, 2010 and 2009, respectively, and $35 million and $36 million were classified as other noncurrent liabilities in our consolidated balance sheets as of December 31, 2010 and 2009, respectively. In certain cases, our remediation liabilities may be payable over periods of up to 30 years. We may incur losses for environmental remediation in excess of the amounts accrued; however, we are not able to estimate the amount or range of such potential excess.

Regulatory Developments

In December 2006, the EU parliament and EU council approved a new EU regulatory framework for chemicals called REACH. REACH took effect on June 1, 2007, and the program it establishes will be phased in over 11 years. Under the regulation, companies that manufacture in or import into the EEA more than one metric tonne of a chemical substance per year will be required to register such chemical substances and isolated intermediates in a central database. Use authorizations will be granted for a specific chemical if the applicants can show that the risks in using the chemical are adequately controlled; and for chemicals where there are no suitable alternative substances or technologies available and the applicant can demonstrate that the social and economic benefits of using the chemical outweigh the risks. In addition, specified uses of some hazardous substances may be restricted. Furthermore, all applicants will have to study the availability of alternative chemicals. If an alternative is available, an applicant will have to submit a "substitution" plan to the regulatory agency. The regulatory agency will only authorize persistent bio-accumulative and toxic substances if an alternative chemical is not available. The registration, evaluation and authorization phases of the program will require expenditures and resource commitments in order to, for example, participate in mandatory data-sharing forums; acquire, generate and evaluate data; prepare and submit dossiers for substance registration; obtain legal advice and reformulate products, if necessary. We have established a cross-business European REACH team that is working closely with our businesses to identify and list all substances we purchase or manufacture in, or import into, the EEA. We met pre-registration REACH compliance requirements by the November 30, 2008 regulatory deadline, with the exception of pre-registrations for two substances, for a total of 1,850 pre-registrations for substances that we intended to

21. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

register. These two substances, along with the other high-volume and high-priority chemicals, were successfully registered under the program by the November 30, 2010 regulatory deadline. Although the total long-term cost for REACH compliance is not estimable at this time, we spent approximately $9 million, $3 million and $2 million in 2010, 2009 and 2008, respectively, on REACH compliance. However, we cannot provide assurance that these recent expenditures will be indicative of future amounts required for REACH compliance.

Greenhouse Gas Regulation

Although the existence of binding emissions limitations under international treaties such as the Kyoto Protocol is in doubt after 2012, we expect some or all of our operations to be subject to regulatory requirements to reduce emissions of GHG. Even in the absence of a new global agreement to limit GHGs, we may be subject to additional regulation under the European Union Emissions Trading System as well as new national and regional GHG trading programs. For example, our operations in Australia and selected U.S. states may be subject to future GHG regulations under emissions trading systems in those jurisdictions.

Because the United States has not adopted federal climate change legislation, domestic GHG efforts are likely to be guided by EPA regulations in the near future. While EPA's GHG programs are currently subject to judicial challenge, our domestic operations may become subject to EPA's regulatory requirements when implemented. In particular, expansions of our existing facilities or construction of new facilities may be subject to the Clean Air Act's Prevention of Significant Deterioration Requirements under EPA's GHG "Tailoring Rule." In addition, certain aspects of our operations may be subject to GHG emissions monitoring and reporting requirements. If we are subject to EPA GHG regulations, we may face increased monitoring, reporting, and compliance costs.

We are already managing and reporting GHG emissions, to varying degrees, as required by law for our sites in locations subject to Kyoto Protocol obligations and/or EU emissions trading scheme requirements. Although these sites are subject to existing GHG legislation, few have experienced or anticipate significant cost increases as a result of these programs, although it is possible that GHG emission restrictions may increase over time. Potential consequences of such restrictions include capital requirements to modify assets to meet GHG emission restrictions and/or increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHG in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any of those effects were to occur, they could have an adverse effect on our assets and operations.

Chemical Facility Anti-Terrorism Rulemaking

The U.S. DHS issued the final rule of their "Chemical Facility Anti-Terrorism Standard" in 2007. The initial phase of the rule required all chemical facilities in the U.S. to evaluate their facilities against the DHS Appendix A list of "Chemicals of Interest." Facilities which have specified chemicals in threshold quantities on the Appendix A list were required to submit a "Top Screen" questionnaire to DHS in 2008. In early 2008, we submitted Top Screens for all of our covered facilities. After reviewing the Top Screens, DHS determined that four of our sites were "High Risk" facilities. As a result, we

21. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

were required to perform security vulnerability assessments at the High Risk sites. The security vulnerability assessments were completed and sent to DHS during the fourth quarter of 2008. Based on their assessment of the security vulnerability assessments, we received notice from DHS that one of our sites was elevated to a high security risk tier. The DHS determined the other three sites to be lower security risk tiers. The three lower-tiered sites have submitted SSPs to the DHS. The SSPs are based on a list of 18 risk-based performance standards, but security improvements recommended from the SSPs are not anticipated to be material. The high tiered site also submitted an SSP to the DHS, and security upgrades as a result of DHS requirements are estimated to cost $8 million to $10 million to be spent during 2011 and 2012.

MTBE DEVELOPMENTS

We produce MTBE, an oxygenate that is blended with gasoline to reduce vehicle air emissions and to enhance the octane rating of gasoline. Litigation or legislative initiatives restricting the use of MTBE in gasoline may subject us or our products to environmental liability or materially adversely affect our sales and costs. Because MTBE has contaminated some water supplies, its use has become controversial in the U.S. and elsewhere, and its use has been effectively eliminated in the U.S. market. We currently market MTBE, either directly or through third parties, to gasoline additive customers located outside the U.S., although there are additional costs associated with such outside-U.S. sales which may result in decreased profitability compared to historical sales in the U.S. We may also elect to use all or a portion of our precursor TBA to produce saleable products other than MTBE. If we opt to produce products other than MTBE, necessary modifications to our facilities will require significant capital expenditures and the sale of such other products may produce a lower level of cash flow than that historically produced from the sale of MTBE.

Numerous companies, including refiners, manufacturers and sellers of gasoline, as well as manufacturers of MTBE, have been named as defendants in numerous cases in U.S. courts that allege MTBE contamination in groundwater. The plaintiffs in the MTBE groundwater contamination cases generally seek compensatory damages, punitive damages, injunctive relief, such as monitoring and abatement, and attorney fees. Between 2007 and 2009, we were named as a defendant in 18 of these lawsuits in New York state and federal courts, which we settled in an amount immaterial to us.

It is possible that we could be named as a defendant in existing or future MTBE contamination cases. We cannot provide assurances that adverse results against us in existing or future MTBE contamination cases will not have a material adverse effect on our business, results of operations and financial position.

INDIA INVESTIGATION

During the third quarter of 2010, we completed an internal investigation of the operations of PAPL, our majority owned joint venture in India. PAPL manufactures base liquid resins, base solid resins and formulated products in India. The investigation initially focused on allegations of illegal disposal of hazardous waste and waste water discharge and related reporting irregularities. Based upon preliminary findings, the investigation was expanded to include a review of the production and off-book sales of certain products and waste products. The investigation included the legality under Indian law and U.S. law, including the U.S. Foreign Corrupt Practices Act, of certain payments made by employees of the joint venture to government officials in India. Records at the facility covering nine

21. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

months in 2009 and early 2010 show that less than $11,000 in payments were made to officials for that period; in addition, payments in unknown amounts may have been made by individuals from the facility in previous years.

In May and July 2010, PAPL fully disclosed the environmental noncompliance issues to the local Indian environmental agency, the TNPCB. All environmental compliance and reporting issues have been addressed to the agency's satisfaction other than the use of freshwater for the dilution of wastewater effluent discharges and the remediation of several off-site solid waste disposal areas. Also in May 2010, we voluntarily contacted the SEC and the DOJ to advise them of our investigation and that we intend to cooperate fully with each of them. We met with the SEC and the DOJ in early October to discuss this matter and continue to cooperate with these agencies. Steps have been taken to halt all known illegal or improper activity. These steps included the termination of employment of management employees as appropriate. In November 2010, directions were received from TNPCB to submit a plan for the remediation of the off-site waste disposal areas.

No conclusions can be drawn at this time as to whether any government agencies will open formal investigations of these matters or what remedies such agencies may seek. Governmental agencies could assess material civil and criminal penalties and fines against PAPL and potentially against us and could issue orders that adversely affect the operations of PAPL. We cannot, however, determine at this time the magnitude of the penalties and fines that could be assessed, the total costs to remediate the prior noncompliance or the effects of implementing any necessary corrective measures on the PAPL's operations.

22. HUNTSMAN CORPORATION STOCKHOLDERS' EQUITY

On February 16, 2005, we completed an initial public offering of 55,681,819 shares of our common stock sold by us and 13,579,546 shares our common stock sold by another selling stockholder, in each case at a price to the public of $23 per share, and 5,750,000 shares of our mandatory convertible preferred stock sold by us at a price to the public of $50 per share. On February 16, 2008, the mandatory convertible preferred stock converted into 12,082,475 shares of our common stock. See "Note 2. Summary of Significant Accounting Policies—Net Income (Loss) per Share Attributable to Huntsman Corporation."

Dividends on Common Stock

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

	2010		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2010	March 15, 2010	$0.10	$24
June 30, 2010	June 15, 2010	0.10	24
September 30, 2010	September 15, 2010	0.10	24
December 31, 2010	December 15, 2010	0.10	24
Total			$96

22. HUNTSMAN CORPORATION STOCKHOLDERS' EQUITY (Continued)

	2009		
Payment date	**Record date**	**Per share payment amount**	**Total amount paid**
March 31, 2009	March 16, 2009	$0.10	$24
June 30, 2009	June 15, 2009	0.10	24
September 30, 2009	September 15, 2009	0.10	24
December 31, 2009	December 15, 2009	0.10	24
Total			$96

	2008		
Payment date	**Record date**	**Per share payment amount**	**Total amount paid**
March 31, 2008	March 14, 2008	$0.10	$23
June 30, 2008	June 16, 2008	0.10	23
September 30, 2008	September 15, 2008	0.10	23
December 31, 2008	December 15, 2008	0.10	24
Total			$93

Dividends on Mandatory Convertible Preferred Stock

In connection with the initial public offering of our 5% mandatory convertible preferred stock on February 16, 2005, we declared all dividends that will be payable on such preferred stock from the issuance through the mandatory conversion date, which was February 16, 2008. Accordingly, we recorded dividends payable of $43 million and a corresponding charge to net loss available to common stockholders during 2005. We paid the final dividend in cash on February 16, 2008.

23. STOCK-BASED COMPENSATION PLAN

Under the Stock Incentive Plan, a plan approved by stockholders, we may grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock- based awards to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. As of December 31, 2010, we were authorized to grant up to 32.6 million shares under the Stock Incentive Plan. As of December 31, 2010, we had 12.1 million shares remaining under the Stock Incentive Plan available for grant. Option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of our common stock on the date the option award is granted. Stock-based awards generally vest over a three-year period.

The compensation cost from continuing operations under the Stock Incentive Plan was as follows (dollars in millions):

	Year ended December 31,		
	2010	**2009**	**2008**
Compensation cost	$27	$20	$20

23. STOCK-BASED COMPENSATION PLAN (Continued)

The total income tax benefit recognized in the statement of operations for stock-based compensation arrangements was $8 million, $6 million and $6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of our common stock through the grant date. The expected term of options granted was estimated based on the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions noted below represent the weighted averages of the assumptions utilized for all stock options granted during the year.

	Year ended December 31,		
	2010	2009	2008
Dividend yield	3.0%	15.4%	NA
Expected volatility	69.0%	70.4%	NA
Risk-free interest rate	3.1%	2.5%	NA
Expected life of stock options granted during the period	6.6 years	6.6 years	NA

During 2008, no stock options were granted.

Stock Options

A summary of stock option activity under the Stock Incentive Plan as of December 31, 2010 and changes during the year then ended is presented below:

Option Awards	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(years)	(in millions)
Outstanding at January 1, 2010	11,677	$11.30		
Granted	654	13.50		
Exercised	(1,209)	2.62		
Forfeited	(125)	20.46		
Outstanding at December 31, 2010	10,997	12.28	6.8	$67
Exercisable at December 31, 2010	6,468	18.07	5.7	15

The weighted-average grant-date fair value of stock options granted during 2010 and 2009 was $6.97 and $0.51 per option, respectively. As of December 31, 2010, there was $4 million of total unrecognized compensation cost related to nonvested stock option arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 1.3 years.

During 2009 and 2008, no stock options were exercised. During the year ended December 31, 2010, the total intrinsic value of stock options exercised was $14 million.

23. STOCK-BASED COMPENSATION PLAN (Continued)

NONVESTED SHARES

Nonvested shares granted under the Stock Incentive Plan consist of restricted stock, which is accounted for as an equity award, and phantom stock, which is accounted for as a liability award because it can be settled in either stock or cash. A summary of the status of our nonvested shares as of December 31, 2010 and changes during the year then ended is presented below:

	Equity Awards		Liability Awards	
	Shares (in thousands)	Weighted Average Grant-Date Fair Value	Shares (in thousands)	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2010	3,428	$ 5.20	1,880	$ 3.61
Granted	1,015	12.96	472	13.50
Vested	(1,284)(1)	7.12	(656)	4.44
Forfeited	(33)	3.32	(54)	5.72
Nonvested at December 31, 2010	3,126	6.95	1,642	6.05

(1) As of December 31, 2010, a total of 329,132 restricted stock units were vested, of which 65,733 vested during 2010. Only 70,970 of these shares have been reflected as vested shares in this table because, in accordance with the restricted stock unit agreements, shares of common stock are not issued for vested restricted stock units until termination of employment.

As of December 31, 2010, there was $26 million of total unrecognized compensation cost related to nonvested share compensation arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 1.4 years. The value of share awards that vested during the years ended December 31, 2010, 2009 and 2008 was $18 million, $12 million and $13 million, respectively.

24. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) consisted of the following (dollars in millions):

	December 31,				
	2010		2009		2008
	Accumulated income (loss)	Income (loss)	Accumulated income (loss)	Income (loss)	Income (loss)
Foreign currency translation adjustments, net of tax of $25 and $15 as of December 31, 2010 and 2009, respectively	$ 298	$ 24	$ 274	$ 70	$(176)
Pension and other postretirement benefits adjustments, net of tax of $92 and $102 as of December 31, 2010 and 2009, respectively	(613)	(33)	(580)	133	(569)
Other comprehensive income of unconsolidated affiliates	7	—	7	(2)	—
Other, net	4	(2)	6	2	(4)
Total	(304)	(11)	(293)	203	(749)
Amounts attributable to noncontrolling interests	7	1	6	(1)	3
Amounts attributable to Huntsman Corporation	$(297)	$(10)	$(287)	$202	$(746)

24. OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

Items of other comprehensive income (loss) have been recorded net of tax, with the exception of the foreign currency translation adjustments related to subsidiaries with earnings permanently reinvested. The tax effect is determined based upon the jurisdiction where the income or loss was recognized and is net of valuation allowances.

25. CASUALTY LOSSES AND INSURANCE RECOVERIES

Port Arthur, Texas Plant Fire

On April 29, 2006, our former Port Arthur, Texas olefins manufacturing plant (which we sold to Flint Hills Resources in November 2007) experienced a major fire. The plant was covered by property damage and business interruption insurance through IRIC, and the Reinsurers. The property damage and business interruption insurance was subject to a combined deductible of $60 million. We, together with IRIC, asserted claims to the Reinsurers related to losses occurring as a result of this fire. Our claims were the subject of litigation and an arbitration proceeding with certain of the Reinsurers.

Prior to December 31, 2009, we received payments on insurance claims with respect to the fire totaling $365 million. On May 14, 2010, we entered into a settlement agreement with the Reinsurers (including those Reinsurers that did not participate in the arbitration proceeding). Pursuant to the settlement agreement, we received a final payment totaling $110 million. Upon receipt of this payment, we agreed to the dismissal with prejudice of the legal and arbitration proceedings relating to our insurance claims.

As a result of this settlement, we recognized a pretax gain of $110 million in discontinued operations during the second quarter of 2010, the proceeds of which were used to repay secured debt in accordance with relevant provisions of the agreements governing our Senior Credit Facilities. Of the $110 million payment, $34 million was reflected within the statement of cash flows as cash flows from investing activities and the remaining $76 million was reflected as cash flows from operating activities.

2005 U.S. Gulf Coast Storms

On September 22, 2005, we sustained property damage at our Port Neches and Port Arthur, Texas facilities as a result of a hurricane. We maintain customary insurance coverage for property damage and business interruption. With respect to coverage of these losses, the deductible for property damage was $10 million, while business interruption coverage did not apply for the first 60 days.

Through December 31, 2009 we received $41 million in payments in connection with our insurance claim for property damage and business interruption losses from the 2005 Gulf Coast storms. On July 29, 2009, the reinsurers filed a declaratory judgment action seeking to compel arbitration between the parties or to declare that the Reinsurers owed nothing further from the storm damage. We filed a counterclaim seeking to declare that the reinsurers owed us the remaining amount of our claim. Subsequently, the parties participated in mediation on February 8-9, 2010 and resolved the remainder of our insurance claim for a total of $7 million. The reinsurers paid that amount within 30 days following the execution of the proof of loss and settlement agreement and represents income from discontinued operations.

26. (EXPENSES) INCOME ASSOCIATED WITH THE TERMINATED MERGER AND RELATED LITIGATION

Total (expenses) income associated with the Terminated Merger and related litigation were as follows (dollars in millions):

	December 31,		
	2010	2009	2008
Gain recognized pursuant to the Texas Bank Litigation Settlement Agreement	$—	$868	$ —
Gain recognized pursuant to the Apollo Settlement Agreement	—	—	765
Basell Termination Fee	—	—	100
Investment banking fees	—	—	(25)
Directors' fees	(3)	—	(17)
Legal fees and other	(1)	(33)	(43)
Total	$(4)	$835	$780

On July 12, 2007, we entered into an agreement and plan of merger with Hexion (the "Hexion Merger Agreement"). On June 18, 2008, Hexion, Apollo and certain of their affiliates filed an action in Delaware Chancery Court seeking to terminate the Hexion Merger. We countersued Hexion and Apollo in the Delaware Chancery Court and filed a separate action against Apollo and certain of its affiliates in the District Court of Montgomery County, Texas. On December 13, 2008, we terminated the Hexion Merger Agreement and, on December 14, 2008, we entered into the Apollo Settlement Agreement to settle the Terminated Merger-related litigation and certain other related matters. Pursuant to the Apollo Settlement Agreement, Hexion and certain Apollo affiliates have paid us an aggregate of $1 billion.

On September 30, 2008, we filed suit in the 9th Judicial District Court in Montgomery County, Texas against the banks that had entered into a commitment letter to provide funding for the Hexion Merger. On June 22, 2009, we entered into the Texas Bank Litigation Settlement Agreement with such banks. This litigation was dismissed with prejudice on June 23, 2009. In accordance with the Texas Bank Litigation Settlement Agreement, the banks paid us a cash payment of $632 million, purchased the $600 million aggregate principal amount 5.5% 2016 Senior Notes from Huntsman International, and provided Huntsman International with Term Loan C in the principal amount of $500 million. The 2016 Senior Notes and Term Loan C borrowings were at favorable rates to us and were recorded at a combined fair value of $864 million. Accordingly, we recognized a gain of $868 million in connection with the Texas Bank Litigation Settlement Agreement. On September 21, 2010, the Board of Directors approved bonuses totaling $3 million to certain members of the Board of Directors, upon the recommendation of an independent committee of the Board of Directors, for their efforts in connection with the litigation with Hexion and Apollo following the Terminated Merger.

27. DISCONTINUED OPERATIONS

Australian Styrenics Business Shutdown

During the first quarter of 2010, we ceased operation of our former Australian styrenics business. During 2009, we recorded costs of approximately $63 million related to the closure of this business. U.S. tax law, under relevant facts, provides for a deduction on investments that are "worthless" for U.S. tax purposes. Therefore, during 2009, we recorded a tax benefit of $73 million in discontinued

27. DISCONTINUED OPERATIONS (Continued)

operations related to the closure of and the cumulative U.S. investments in our Australian Styrenics business. During 2010, we recorded additional closure costs of $6 million. Also during 2010, we recorded a $19 million loss from the recognition of cumulative currency translation losses upon the liquidation and substantial liquidation of foreign entities related to this business. Furthermore, we recorded an additional tax benefit of $28 million in 2010 related to the closure of this business. The following results of operations of our former Australian styrenics business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Revenues	$ 52	$ 98	$ 159
Operating costs and expenses	(85)	(182)	(192)
Nonoperating expense	(19)	—	—
Loss before income taxes	(52)	(84)	(33)
Income tax benefit	28	74	—
Loss from discontinued operations, net of tax	$(24)	$ (10)	$ (33)

The results of our former Australian styrenics business were previously included in our Corporate and other segment and have been presented as discontinued operations in the accompanying consolidated statements of operations for all periods presented.

U.S. BASE CHEMICALS BUSINESS

On November 5, 2007, we completed a disposition of our U.S. base chemicals businesses, which included our former olefins manufacturing assets located at Port Arthur, Texas (the "U.S. Base Chemicals Disposition"). A captive ethylene unit at the retained Port Neches, Texas site of our Performance Products segment operations was not included in the sale. This asset, along with a long-term post-closing arrangement for the supply of ethylene and propylene from Flint Hills Resources to us, will continue to provide feedstock for our downstream derivative units.

The following results of our former U.S base chemicals business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Other (expenses) income	$ (6)	$ 2	$ 8
Gain (loss) on insurance settlements, net	110	(17)	175
Income (loss) before income taxes	104	(15)	183
Income tax expense (benefit)	38	(6)	68
Income (loss) from discontinued operations, net of tax	$ 66	$ (9)	$115

In connection with the U.S. Base Chemicals Disposition, we recognized a pretax loss on disposal of $146 million in 2007. During 2008, we recognized an adjustment to the loss on disposal of $8 million related to a sales and use tax settlement, and post-closing adjustments. In addition, during 2008, we

27. DISCONTINUED OPERATIONS (Continued)

recognized a $175 million gain from the partial settlement of insurance claims related to the fire at our former Port Arthur, Texas facility. During 2009, we recorded legal fees of $17 million related to the ongoing arbitration of the fire insurance claim and recorded a gain of $2 million on the settlement of product exchange liabilities. During 2010, we recorded a $110 million pretax gain in connection with the final settlement of insurance claims related to the 2006 fire at our former Port Arthur, Texas plant and a pretax gain of $7 million from the settlement of insurance claims related to the 2005 gulf coast storms. These 2010 insurance settlement gains were offset in part by income taxes and legal fees related to the arbitration of the fire insurance claim. See "Note 25. Casualty Losses and Insurance Recoveries."

The results of our former U.S. base chemicals business are included in discontinued operations for all periods presented.

North American Polymers Business

On August 1, 2007 we completed the disposition of our former polymers manufacturing assets located at four U.S. sites: Odessa and Longview, Texas; Peru, Illinois; and Marysville, Michigan (the "North American Polymers Disposition"). In accordance with the amended and restated asset purchase agreement with Flint Hills Resources, we also shut down our Mansonville, Quebec expandable polystyrene manufacturing facility in June 2007.

During 2008, we recorded an adjustment to the loss on disposal in connection with the North American Polymers Disposition of $3 million primarily related to property tax settlements and post-closing adjustments.

The results of our former North American polymers business are included in discontinued operations for all periods presented.

In connection with the U.S. Base Chemicals Disposition and the North American Polymers Disposition, we agreed to indemnify Flint Hills Resources with respect to any losses resulting from (i) the breach of representations and warranties contained in the amended and restated asset purchase agreement, (ii) any pre-sale liabilities related to certain assets not assumed by Flint Hills Resources, and (iii) any unknown environmental liability related to the pre-sale operations of the assets sold. We are not required to pay under these indemnification obligations until claims against us, on a cumulative basis, exceed $10 million. Upon exceeding this $10 million threshold, we generally are obligated to provide indemnification for any losses up to a limit of $150 million. We believe that the likelihood that we will be required to pay any significant amounts under the indemnity provision is remote.

28. RELATED PARTY TRANSACTIONS

Our accompanying consolidated financial statements include the following transactions with our affiliates not otherwise disclosed (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Sales to:			
Unconsolidated affiliates	$201	$ 96	$164
Inventory purchases from:			
Unconsolidated affiliates	369	273	299

An agreement was reached prior to the initial public offering of our common stock in February 2005 with the Huntsman Foundation, a private charitable foundation established by Jon M. and Karen H. Huntsman to further the charitable interests of the Huntsman family, that we would donate our Salt Lake City office building and our option to acquire an adjacent undeveloped parcel of land to the foundation free of debt. On March 24, 2010, we completed this donation. At the time of the donation, the building had an appraised value of approximately $10.1 million. We continue to occupy and use a portion of the building under a lease pursuant to which we make annual lease payments of approximately $1.5 million to the Huntsman Foundation. During 2010, we made payments of approximately $1.1 million to the Huntsman Foundation under the lease. The lease expires on December 31, 2013, subject to two five-year extensions, at our option.

Through May 2002, we paid the premiums on various life insurance policies for Jon M. Huntsman. These policies have been liquidated, and the cash values have been paid to Mr. Huntsman. Mr. Huntsman is indebted to us in the amount of approximately $2 million, which represents the insurance premiums paid on his behalf through May 2002. This amount is included in other noncurrent assets on the accompanying consolidated balance sheets.

Wayne A. Reaud, a member of our board of directors, is of counsel to the law firm of Reaud, Morgan & Quinn. We pay the firm $200,000 per year for legal services. Mr. Reaud has no interest in the firm or in the proceeds for current work done at the firm. As of counsel, the law firm provides Mr. Reaud with an office and certain secretarial services.

29. OPERATING SEGMENT INFORMATION

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of differentiated and commodity chemical products. During the first quarter of 2010, we began reporting our LIFO inventory valuation reserves as part of Corporate and other; these reserves were previously reported in our Performance Products segment. During the third quarter of 2010, we began reporting the amounts outstanding under the A/R Programs and certain purchase accounting adjustments as part of our Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments segments' assets. These amounts were previously reported as Corporate and other segment assets. In addition, we eliminated intercompany balances from the assets of each reportable segment. During the fourth quarter of 2010, we began reporting the (income) loss attributable to noncontrolling interests in the reporting segment to which the subsidiary relates. Previously, (income) loss attributable to noncontrolling interests was reported in our Corporate and other segment. All relevant information for prior periods has been reclassified to reflect these changes.

29. OPERATING SEGMENT INFORMATION (Continued)

We have reported our operations through five segments: Polyurethanes, Advanced Materials, Textile Effects, Performance Products and Pigments. We have organized our business and derived our operating segments around differences in product lines.

The major products of each reportable operating segment are as follows:

Segment	Products
Polyurethanes	MDI, PO, polyols, PG, TPU, aniline and MTBE
Performance Products	amines, surfactants, LAB, maleic anhydride, other performance chemicals, EG, olefins and technology licenses
Advanced Materials	epoxy resin compounds and formulations; cross-linking, matting and curing agents; epoxy, acrylic and polyurethane-based adhesives and tooling resin formulations
Textile Effects	textile chemicals and dyes
Pigments	titanium dioxide

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. We use EBITDA to measure the financial performance of our global business units and for reporting the results of our operating segments. This measure includes all operating items relating to the businesses. The EBITDA of operating segments excludes items that principally apply to our

29. OPERATING SEGMENT INFORMATION (Continued)

Company as a whole. The revenues and EBITDA for each of our reportable operating segments are as follows (dollars in millions):

	Year ended December 31,		
	2010	2009	2008
Net Sales:			
Polyurethanes	$3,605	$3,005	$ 4,055
Performance Products	2,659	2,090	2,703
Advanced Materials	1,244	1,059	1,492
Textile Effects	787	691	903
Pigments	1,213	960	1,072
Eliminations	(258)	(140)	(169)
Total	$9,250	$7,665	$10,056
Segment EBITDA(1):			
Polyurethanes	$ 319	$ 388	$ 381
Performance Products	363	246	274
Advanced Materials	143	59	149
Textile Effects	1	(64)	(33)
Pigments	205	(25)	17
Corporate and other(2)	(384)	651	585
Subtotal	647	1,255	1,373
Discontinued Operations(3)	53	(97)	156
Total	700	1,158	1,529
Interest expense, net	(229)	(238)	(262)
Interest expense of discontinued operations, net	—	—	(1)
Income tax expense—continuing operations	29	444	190
Income tax expense (benefit)—discontinued operations	10	(80)	69
Depreciation and amortization	(405)	(442)	(398)
Net income (loss) attributable to Huntsman Corporation	$ 27	$ 114	$ 609
Depreciation and Amortization:			
Polyurethanes	$ 155	$ 160	$ 153
Performance Products	92	78	69
Advanced Materials	33	38	39
Textile Effects	26	19	8
Pigments	67	104	91
Corporate and other(2)	31	41	36
Subtotal	404	440	396
Discontinued Operations	1	2	2
Total	$ 405	$ 442	$ 398

29. OPERATING SEGMENT INFORMATION (Continued)

Capital Expenditures:	Year ended December 31, 2010	2009	2008
Polyurethanes	$ 59	$ 55	$ 109
Performance Products	66	70	149
Advanced Materials	24	14	31
Textile Effects	23	19	50
Pigments	49	23	69
Corporate and other(2)	15	8	10
Total	$ 236	$ 189	$ 418

Total Assets:	December 31, 2010	December 31, 2009
Polyurethanes	$3,095	$3,039
Performance Products	2,077	1,629
Advanced Materials	1,327	976
Textile Effects	776	689
Pigments	1,330	1,287
Corporate and other(2)	109	1,006
Total	$8,714	$8,626

(1) Segment EBITDA is defined as net income (loss) attributable to Huntsman Corporation before interest, income tax, depreciation and amortization, and certain Corporate and other items.

(2) Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on early extinguishment of debt, (expenses) income associated with the Terminated Merger and related litigation, unallocated restructuring, impairment and plant closing costs and non-operating income and expense.

(3) The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded for all periods presented. The EBITDA of our former polymers, base chemicals and Australian styrenics businesses are included in discontinued operations for all periods presented. For more information, see "Note 27. Discontinued Operations."

29. OPERATING SEGMENT INFORMATION (Continued)

	Year ended December 31,		
	2010	2009	2008
By Geographic Area			
Revenues(1):			
United States	$2,777	$2,345	$ 3,071
China	881	561	648
Germany	519	433	599
Mexico	485	432	565
Italy	474	415	560
Other nations	4,114	3,479	4,613
Total	$9,250	$7,665	$10,056

	December 31,	
	2010	2009
Long-lived assets(2):		
United States	$1,441	$1,524
United Kingdom	320	347
Netherlands	311	364
Saudi Arabia	259	1
Switzerland	221	212
Spain	173	201
Other nations	880	867
Total	$3,605	$3,516

(1) Geographic information for revenues is based upon countries into which product is sold.

(2) Long-lived assets are made up of property, plant and equipment.

30. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

A summary of selected unaudited quarterly financial data for the years ended December 31, 2010 and 2009 is as follows (dollars in millions):

	Three months ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$2,094	$2,343	$2,401	$2,412
Gross profit	281	385	415	380
Restructuring, impairment and plant closing costs	3	17	4	5
(Loss) income from continuing operations	(159)	54	57	39
(Loss) income before extraordinary gain	(172)	116	56	33
Net (loss) income	(172)	116	56	32
Net (loss) income attributable to Huntsman Corporation	(172)	114	55	30
Basic (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(0.68)	0.22	0.24	0.16
Net (loss) income attributable to Huntsman Corporation common stockholders	(0.73)	0.48	0.23	0.13
Diluted (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(0.68)	0.21	0.23	0.15
Net (loss) income attributable to Huntsman Corporation common stockholders	(0.73)	0.47	0.23	0.12

30. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA (Continued)

	Three months ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$1,680	$1,846	$2,075	$2,064
Gross profit	149	234	341	354
Restructuring, impairment and plant closing costs	14	63	7	4
(Loss) income from continuing operations	(290)	408	(74)	81
(Loss) income before extraordinary gain	(294)	406	(68)	62
Net (loss) income	(294)	406	(68)	68
Net (loss) income attributable to Huntsman Corporation	(290)	406	(68)	66
Basic (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(1.22)	1.75	(0.32)	0.34
(Loss) income before extraordinary gain attributable to Huntsman Corporation common stockholders	(1.24)	1.74	(0.29)	0.26
Net (loss) income attributable to Huntsman Corporation common stockholders	(1.24)	1.74	(0.29)	0.28
Diluted (loss) income per share:				
(Loss) income from continuing operations attributable to Huntsman Corporation common stockholders	(1.22)	1.53	(0.32)	0.31
(Loss) income before extraordinary gain attributable to Huntsman Corporation common stockholders	(1.24)	1.51	(0.29)	0.24
Net (loss) income attributable to Huntsman Corporation common stockholders	(1.24)	1.51	(0.29)	0.26

******

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is listed on the New York Stock Exchange under the symbol "HUN." As of February 7, 2011, there were approximately 193 stockholders of record and the closing price of our common stock on the New York Stock Exchange was $17.72 per share.

The reported high and low sale prices of our common stock on the New York Stock Exchange for each of the periods set forth below are as follows:

Period	High	Low
2010		
First Quarter	$14.24	$10.92
Second Quarter	13.01	8.17
Third Quarter	11.74	8.20
Fourth Quarter	16.89	11.35

Period	High	Low
2009		
First Quarter	$ 3.82	$ 2.04
Second Quarter	7.30	3.06
Third Quarter	9.85	4.95
Fourth Quarter	11.57	7.68

Dividends

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

	2010		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2010	March 15, 2010	$0.10	$24
June 30, 2010	June 15, 2010	0.10	24
September 30, 2010	September 15, 2010	0.10	24
December 31, 2010	December 15, 2010	0.10	24
Total			$96

	2009		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2009	March 16, 2009	$0.10	$24
June 30, 2009	June 15, 2009	0.10	24
September 30, 2009	September 15, 2009	0.10	24
December 31, 2009	December 15, 2009	0.10	24
Total			$96

Payment date	Record date	2008 Per share payment amount	Total amount paid
March 31, 2008	March 14, 2008	$0.10	$23
June 30, 2008	June 16, 2008	0.10	23
September 30, 2008	September 15, 2008	0.10	23
December 31, 2008	December 15, 2008	0.10	24
Total			$93

PURCHASES OF EQUITY SECURITIES BY THE COMPANY

The following table presents shares of restricted stock granted under our Stock Incentive Plan that we withheld upon vesting to satisfy our tax withholding obligations during the three months ended December 31, 2010. We have no publicly announced plans or programs to repurchase our common stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October	—	$ —	—	—
November	—	—	—	—
December	2,108	16.66	—	—
Total	2,108	$16.66	—	—

STOCK PERFORMANCE GRAPH



$200
$150
$100
$50
$0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Huntsman Corporation
S&P 500 Index
S&P 500 Chemicals

Total Return To Shareholders
(Includes reinvestment of dividends)

Company/Index	ANNUAL RETURN PERCENTAGE Years Ending				
	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Huntsman Corporation	10.16	37.80	(85.94)	252.30	43.15
S&P 500 Index	15.79	5.49	(37.00)	26.46	15.06
S&P 500 Chemicals	16.46	27.02	(40.22)	44.76	21.90

Company/Index	Base Period 12/31/05	INDEXED RETURNS Years Ending				
		12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Huntsman Corporation	**100**	110.16	151.80	21.35	75.22	107.68
S&P 500 Index	**100**	115.79	122.16	76.96	97.33	111.99
S&P 500 Chemicals	**100**	116.46	147.92	88.43	128.00	156.04

CORPORATE INFORMATION

Headquarters
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Tel.: +1-281-719-6000

500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5700

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Stockholders Inquiries
Inquiries from stockholders and other interested parties regarding our company are always welcome. Please direct your requests for information to:

Investor Relations
500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5959
Fax.: +1-801-584-5788
Email: ir@huntsman.com

Stock Listing
Our common stock is listed on the New York Stock Exchange under the symbol HUN.


HUN
LISTED
NYSE

Stock Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015

Domestic Toll Free No.:
1-877-296-3711
Hearing impaired—TTD:
1-800-231-5469
International No.:
1-201-680-6578
International Hearing Impaired—TTD:
1-201-680-6610

Email address:
shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner/equityaccess

Send certificates for transfer and address changes to:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey
07310-1900

Annual Meeting
The 2011 annual meeting of stockholders will be held on Thursday, May 5, 2011 at 8:30 a.m., local time, at The Woodlands Waterway Marriott Hotel and Convention Center, 1601 Lake Robbins Drive, The Woodlands, Texas 77380.

Website
www.huntsman.com

Forward-Looking Statements
Statements in this report that are not historical are forward-looking statements. These statements are based on management's current belief and expectations. The forward-looking statements in this report are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect our operations, markets, products, services, prices and other factors as discussed in our filings with the Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal, regulatory and technological factors. We assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

HUNTSMAN

Enriching lives through innovation

Global Headquarters
Huntsman Corporation, 10003 Woodloch Forest Drive
The Woodlands, Texas 77380 USA
Telephone +1-281-719-6000
Fax +1-281-719-6416
www.huntsman.com

